

AMERIGROUP CORPORATION

Making A Difference Through Leadership

2002 Annual Report



ARS

Amerigroup Corp
P.E 12.31.02
APR 21 2003
1-31574

PROCESSED
APR 22 2003
THOMSON
FINANCIAL





AMERIGROUP CORPORATION

Making A Difference Through Leadership

2002 Annual Report



Company Profile

AMERIGROUP Corporation, headquartered in Virginia Beach, Virginia, is a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs including Medicaid, State Children's Health Insurance Program (SCHIP) and FamilyCare. The Company operates in Texas, New Jersey, Maryland, Illinois, the District of Columbia and effective January 1, 2003, Florida.

Our Mission

To operate a community-focused managed care company with an emphasis on the public sector health care market. The Company will coordinate our members' physical and behavioral health care, offering a continuum of education, access, care and outcome, resulting in lower costs, improved quality, and better health status for Americans.

Our Values

Organizational focus that supports family, community values and AMERIGROUP's Vision • • • Ethics, integrity and quality in everything we do • • • Fiscal responsibility in business decisions • • • Replicable processes and infrastructures that provide the foundation for AMERIGROUP's entrepreneurial spirit • • • Strategic partnering with physicians and hospitals supporting the doctor/patient relationship • • • Power of cultural diversity • • • Pride in ownership/accountability while recognizing our interdependencies and the benefits of collective wisdom • • • Long-term commitment to our business — its customers, communities and investors • • • Thinking nationally while operating locally • • • Using technology as a competitive strength •

Statement of Diversity

Managing diversity is the key to AMERIGROUP's competitive edge. On behalf of our members and associates, we create and maintain an inclusive, respectful and equitable environment through effective leadership, policies and practices.

MEMBERSHIP BY MARKET



(A) *Effective January 1, 2003 with the acquisition of PHP Holdings, Inc.*

MEMBERSHIP BY PRODUCT

As of December 21, 2002



TOTAL MEMBERSHIP



Letter From The Chairman

By any measure, 2002 was a successful year for AMERIGROUP Corporation. Hard work during the year resulted in achievement of major milestones in the company's history. Our membership surpassed the half-million mark in 2002. And we entered into an agreement for our largest acquisition to date—that of PHP Holdings, Inc. in Florida.

Membership in our health plans increased from 472,000 during 2001 to 591,000 by the end of 2002. On the first day of the new year, membership grew by another 193,000 as PHP became AMERIGROUP Florida, Inc. Following four months of outstanding effort on the part of AMERIGROUP associates and our counterparts in Florida, we are now pleased and privileged to serve the Miami/Fort Lauderdale, Orlando and Tampa metropolitan areas.

And while our business growth during the year was impressive, it was made possible only through literally hundreds of events and experiences that demonstrate how our associates make a difference in the lives of the members we serve and the communities in which they live.

In this annual report, we tell some of those stories because they weave the fabric of our ultimate success. They offer glimpses behind the headlines and reveal a great deal about how and why our company succeeds.

Guiding principles of accessible care, affordable solutions for states, and accountable management combine to facilitate the leadership that makes stories like those you will read here a reality.

While many of the headlines about health care over the past year have heralded concern about rising costs amid budget deficits, AMERIGROUP's advocacy of affordable and effective solutions to the problems of uninsured and underinsured people continues to provide a solution. In the nation with the world's best health care resources, millions still go without basic health care. That is a challenge we are dedicated to resolving in our business careers. Bringing people into an organized system of care such as ours is truly a proven, effective and fiscally responsible way to make health care work in America today.

As you read our annual report, think about this challenge and join us in making efforts to eliminate the health care disparities our nation faces. As we engage the future, we are confident that our approach, business philosophy, values and leadership principles are effective. So it is with gratitude that we acknowledge the loyalty of our members, and with pride that we salute the accomplishments of our associates, physicians and health care providers in each of the ten communities we are privileged to serve.

With thanks for a job well done, we salute the service of our board of directors and its valued advice and wise counsel throughout the year. Our board recognizes the trust and confidence our investors have placed in us, and we are working every day to maintain it.



We welcome Richard D. Shirk, who joined the board in 2002. Mr. Shirk previously served as Chairman of Cerulean Companies, a subsidiary of WellPoint Health Networks, Inc..

In addition, Uwe Reinhardt, Ph.D., joined our board in 2002. Dr. Reinhardt is a professor of economics and public affairs at Princeton University and writes and speaks extensively on his studies of the Medicaid managed care field. "What is needed in Medicaid managed care are firms with a solid track record in this line of work and with sound social ethics," Dr. Reinhardt commented earlier this year. "I believe AMERIGROUP brings these traits to the table, or I would not serve on its board."

To our shareholders, we extend thanks for your loyalty during the year. Our listing on the New York Stock Exchange was completed and celebrated on Wall Street on January third of this year. Your investment in the company is now enhanced by the greater liquidity afforded by the NYSE's position as the largest equity market in the world. As we look to the future, we are better positioned to meet the challenges and opportunities we face because of the greater awareness and extended reach that being on the "Big Board" provides.

On behalf of our board, our officers and our valued customers, I thank you for your interest in and support of our mission. Whether you are a shareholder, health care provider or constituent of one of the many community-based organizations we work with, we welcome your interest in our company and hope you will join us along the road toward improved health status for 84-plus million Americans.



Jeffrey L. McWaters
Chairman and CEO



AMERIGROUP's successful year transcends the traditional corporate story.

It was a year about leadership in the most challenging arena of contemporary health care.



The year's results show how accessible care, affordable solutions and accountable management lead to positive outcomes for the uninsured, the underinsured and those in public-sponsored health care plans.

Reflecting its mission and values, the company's results for 2002 are also part of an even broader dynamic. Setting the stage for this annual report is an impressive body of evidence that confirms what AMERIGROUP has always known: Medicaid managed care works.

Forty-eight of the 50 states now have some form of managed care in place for Medicaid—a complete reversal from the early days of Medicaid when most care was delivered under a fee-for-service model. The old way led to inefficient, ad hoc delivery of health care to beneficiaries. Millions of Americans had no medical home nor a personal physician who knew their medical histories. Results of fee-for-service care stand in marked contrast to results obtained under managed care. The latter's success gave rise to the opportunity for AMERIGROUP to demonstrate the effectiveness of its approach to the challenges of serving the underserved.

By 2002 the number of Medicaid recipients under managed care programs had grown to a majority—56 percent to be exact—yet they only accounted for 11 percent of all Medicaid outlays. The other 44 percent of beneficiaries under traditional fee-for-service Medicaid produced 89 percent of Medicaid spending. While managed care generally has attracted a negative press because of perceived limitations to access, the Center for Health Care Strategies notes those facts "have little to do with the Medicaid arena where beneficiary choice and access to health services is more likely to be enhanced by managed care."

These facts comprise a ringing endorsement for the effectiveness of managed care in improving health care for those currently underserved or uninsured. "Health status can be improved and savings to states achieved," said AMERIGROUP chairman Jeffrey McWaters earlier this year while addressing the National Governors' Association, "by allowing 84 million uninsured and low-income Americans access to an accountable system of health care that gives them a private doctor and a medical record all in one place." 

A system that works.

An AMERIGROUP asthma coordinator recently received a phone message from the mother of one of our members. The mother was very upset because she believed her asthmatic daughter was having a reaction to an antibiotic. Unfortunately, the mother did not leave the daughter's full name. With no member number or telephone number, it was difficult to identify the member. The associate searched the charts of all the people in her program with the same last name. After some research, she was able to find the child's mother. Following the call with the mom and member's primary care physician, the child received the help she needed. In addition to resolving the immediate health concern, the member's mother also learned about AMERIGROUP's 24-hour Nurse HelpLine. She expressed her gratitude for a company that cared like AMERIGROUP.



By the end of 2002, employment at AMERIGROUP had risen to 1,900 associates in four states and the District of Columbia. Just hours into the new year, 400 new associates joined AMERIGROUP as the company completed its acquisition of PHP Holdings Inc. in Florida.

While the usual indicators of corporate success—entering new markets, enrolling new members, innovating with technology—flourished, everything that counts cannot always be quantified. How do you put a value on the few extra minutes a member services representative spends with a mother to find just the right physician for a young child with asthma? And how do you account for the time a nurse spends with a new father helping him soothe a new baby who won't stop crying?

Answers to questions like these can be gleaned from the stories that accompany this narrative. They are stories of health care today—simple to some, but life-changing to those who live them. They show what no balance sheet can—reflecting the values with which AMERIGROUP associates go about their day-to-day activities. Each one is significant in a broader sense as well, because each reveals possibilities in the realm of public-sponsored care—the realm of AMERIGROUP's success.

Leadership Through Access.

Unlike traditional fee-for-service systems, Medicaid managed care health plans like AMERIGROUP provide a medical home for members and an accountable system of care within a defined network. Yet at AMERIGROUP, that structure reflects only part of the story. The rest is all-important. It is marshalling community resources to help provide a sustainable framework for successful health care experiences.

"Take a Loved One to the Doctor Day," a program sponsored in 2002 by the AMERIGROUP Foundation, shows how the "rest of the story" works. It demonstrates the adage that nothing beats preventive care when good health is the goal. However logical, this concept is not always a priority for many Americans.







For Vanessa, a dose of attention and a dollop of care meant the difference between a grave medical risk and a productive life. Vanessa's care coordinator discovered on her first visit that the young woman was pregnant. But Vanessa had told no one. She had left her job and dropped out of school, and she had received neither necessary prenatal care nor other benefits for which she was eligible. Vanessa was at great risk—financially and medically. ■ Her case manager went into action, referring Vanessa to an AMERIGROUP obstetrical nurse case manager who assisted with her pregnancy. She arranged appointments with an obstetrician. About a month later, Vanessa called to report a successful delivery. She had even re-enrolled in her high school. Thus, one more AMERIGROUP associate experienced the satisfaction of knowing she had made a difference in someone's life.

The right care can change everything.



The creative brainchild of U.S. Health and Human Services Secretary Tommy Thompson, "Take a Loved One to the Doctor Day" is specifically aimed at improving health and well-being among African-Americans nationwide. It is a cooperative arrangement between the U.S. Department of Health and Human Services and ABC Radio's Tom Joyner Show. The AMERIGROUP Foundation became a national sponsor of the program during 2002. Doctor Day focused on getting moms and kids to health fairs for key health care screenings in Baltimore, Chicago and Dallas.

This initiative—which featured direct contact with primary care physicians and the creation of ten separate health fairs—successfully reached significant Hispanic and African-American populations in the three metropolitan areas. It tangibly supported AMERIGROUP's conviction that ensuring access is a priority that our nation cannot afford to ignore.



In Vanessa's story (*left*), access is key. Her story is not unusual. Medicaid covers nearly 40 percent of all births in the U.S. today, and one in three American children. And at AMERIGROUP, that explains why the average age of our members is only 14. So we are truly dealing with the future of our country in addressing issues of access when we encounter high-risk pregnancies. Moms will have their babies—with or without appropriate care.

As with Vanessa, the risks are great. But through improved access to appropriate care, AMERIGROUP has been able to reduce its members' rates of pre-term births—which often require long and expensive care and can be devastating for a family to endure—to 6.9 percent compared with the overall national average of 11.6 percent. By properly caring for pregnant moms, all of our costs will be lower—the costs to the taxpayers who would eventually pick up the tab, and the costs to society caused when a child is born without being able to access the world's most advanced health care system.

Leadership Through Outreach.

Through the disciplined approach of coordinated care, whole communities can be shown the way to healthful environments. Our experience shows that the health of a community goes hand in hand with the health of its residents. Community emphasis is a focus of the AMERIGROUP Foundation, which enjoyed its second full year of operation in 2002. During the year, many Foundation-supported programs demonstrated how communities that strive for safe and healthful environments promote cultures of access. AMERIGROUP has learned that when communities come together, good things can happen. And the true spirit behind community support is to foster not just healthy neighborhoods, but safe, secure and positive senses of place and fellowship among residents.

Nowhere in the country, perhaps, is that modeled in such a big way as Chicago. Last year AMERIGROUP Illinois was a corporate sponsor of the "toddlin' town's" program of neighborhood and city-wide festivals offered through the Mayor's Office of Special Events.

That gave AMERIGROUP Illinois associates the opportunity to be participants in the hugely popular events—29 city-wide festivals in all—including the 22nd annual "Taste of Chicago," which wrapped around the Fourth of July holiday and attracted an estimated 3.6 million visitors. AMERIGROUP uses opportunities such as these to provide health screenings, education and outreach, to talk about health care and access; to attract new members and to reconnect with current ones.

But it is reasonable to ask: how does this kind of outreach relate to overall results? Literally hundreds of success stories occur weekly within AMERIGROUP's ten markets.They form a mosaic of effectiveness, and the business rationale behind them leads to overall results such as these:

- Well-child doctor visits among babies 15 months old or younger were about 18 percent greater than the Medicaid average.
- Fetal mortality among AMERIGROUP families continues to be consistently below the national benchmark of 6.9 per 1,000.



- Access to primary care physicians for children between 25 months and six years old in the State Children's Health Insurance Programs (SCHIP) administered by the company was more than 90 percent for AMERIGROUP members compared to 79 percent within Medicaid households.
- Despite national vaccine shortages, immunizations for children and adolescents among AMERIGROUP families increased more than 15 percent from the year before.
- Members enrolled in AMERIGROUP's asthma disease management program experienced significant health status improvements—fewer emergency room and inpatient visits—when compared to their prior experiences.





Leadership Through Advocacy.

Positive outcomes attract attention. AMERIGROUP's leadership shows that Medicaid managed care works among health care providers and administrators, as well as in the halls of public policy. With many states facing budgetary difficulties, we have seen beleaguered state health program administrators increasingly turn to our expertise for creative solutions to the growing difficulties of providing adequate levels of care. We at AMERIGROUP were privileged to tell that story before literally hundreds of forums focusing on policy, politics and community.

The ultimate community for AMERIGROUP is the five states and the District of Columbia, where the company is privileged to serve. Indeed, the governments that administer and augment the federal programs designed for the populations comprising the company's membership are AMERIGROUP's ultimate clients. Medicaid managed care works because of leadership and focus; and nowhere is that more evident than in those six jurisdictions. Each is different in its rules and approaches to Medicaid. But all share common denominators. They have the experience, the expertise and the incentive to make their programs work. Our role is to forge effective partnerships to make sure the people in those programs receive the care they need.

Leadership Through Excellence.

A major new partnership highlighted AMERIGROUP's development during 2002. In August, the company announced its largest acquisition—that of a three-market, 193,000-member Medicaid managed care organization in Florida. In four short months, a comprehensive company effort involving hundreds of AMERIGROUP associates and key staff in Florida led to the opening of AMERIGROUP Florida, Inc. on January first of this year. The effort touched all departments within AMERIGROUP, with the company's other health plans sharing expertise to ensure a successful transition.



Sometimes the ability to realize a simple dream can be the best medicine of all. It can also be practical, as an AMERIGROUP case manager discovered through the story of Terry, a teenage boy and the grandmother with whom he lives. ■ Terry has muscular dystrophy and uses a wheelchair to get around. When the case manager met him, he had one simple wish: to be able to ride the school bus like the other children his age. The school had turned him down because his wheelchair was deemed unsafe for bus travel. This decision had two consequences: Terry's dream was denied, and his grandmother was prevented from working full-time since she had to provide Terry's transportation to and from school. ■ His AMERIGROUP case manager made a new wheelchair a priority, and Terry now rides the bus with his friends. He also receives therapy that helps him make the best of his education. Terry is being prepared for a productive adult life—and his grandmother is once again able to join the workforce.

The best medicine of all.



This success was supported by the effectiveness of AMERIGROUP's planning and marketing capabilities and a well-executed re-branding effort that continues into this year. A key value at AMERIGROUP is operational excellence, and it was "OpEx"—the ability to integrate management functions, leverage information technologies and people skills—that led to a working partnership with the state of Florida.

In addition to the Florida acquisition, AMERIGROUP became market leader in the District of Columbia with the addition of Capital Community Health Plan's Medicaid business. Likewise, AMERIGROUP further established itself as market leader in Houston with the acquisition of the Medicaid business of MethodistCare.

These additions showcased the leadership and operationally excellent role of the company's information technology infrastructure. Four major functional upgrades within the overall system were successfully implemented or substantially completed during 2002. The company completed planning for business continuity in the event of disaster and created a team dedicated to ensuring full and timely compliance with the new federal Health Insurance Portability and Accountability Act. The company thus proved during 2002 that its information technology capacity can meet not only the growth foreseen, but regulatory requirements as well.

While much is made in today's business community about corporate culture, the power of diversity is a key corporate value at AMERIGROUP. It is a working focus which has not only helped us formulate our goals—it has also helped us to achieve levels of excellence on the outside—in the communities we serve.This was reflected during 2002 in recognition received from community organizations, including:

- The Champion of Immunization award from the Chicago Area Immunizations Coalition;
- The Wellness in the Workplace Award from Virginia's Hampton Roads Health Coalition; and
- The first annual Mary Elizabeth Mahoney Award for contributions toward improving access to health care in minority communities by the National Association for the Elimination of Health Disparities.



An ounce of prevention.

As part of National Lead Poisoning Prevention Week last fall, AMERIGROUP New Jersey sponsored a series of health education events for kids and their parents. AMERIGROUP associates reached nearly 4,000 at-risk children during 2002, along with untold others through experiences such as this story recounts: An AMERIGROUP outreach associate who had been conducting the education events had particularly emphasized the importance of proper hand washing. One evening while shopping in a neighborhood store, she was spotted by a little girl who ran to her calling her the "lead lady." In the enthusiastic conversation that followed, the child told our associate how she had taught her entire household proper hand washing as a preventive measure. ■ Sometimes an ounce of prevention really is a pound of cure—a valuable lesson for a little girl who will be healthier for it.

Leadership Through Action.

This report is just a snapshot. It is a bellwether along the way of a voyage. Newspaper headlines across the country reveal the challenge to our health care system. A litany of hand-wringing, cost-cutting woe has been forthcoming for many months from media all over the country, bemoaning the "out-of-control" cost increases in health care in publicly sponsored programs.

However, we believe AMERIGROUP stands out as a leader in finding solutions to these issues. Our experience shows that we can effectively meet the health care needs of kids and their moms and the uninsured by focusing exclusively on their needs and communities. As leaders, we call upon our stakeholders to take heart from the story we've told here; for it is perhaps a harbinger of the future.

Not only do we believe that solutions modeled by managed care through public-private partnerships are significant in the increasingly vocal national debate, but we ask you to become involved with these solutions if you are not already.

Health care is expected to be increasingly evident in the nation's headlines this year—because the problems of health care are fast-changing, affecting more and more people each day.

"While the working poor make up the biggest chunk of the 41.2 million Americans who lack insurance," reported *USA Today* last November, "811,000 people with household incomes above $75,000 joined the ranks of the uninsured last year, bringing that group's total to 6.6 million, according to the Census Bureau."

"America's newspaper" brings the problem home. It involves us all. Whether it is a low-income child or a laid-off executive, the health care costs of the uninsured will ultimately be borne by the rest of us.

Certainly this touches the community-based organizations we are involved with every day; the legislators, governors and policy-makers we have met along the way; and our colleagues in the health care business. But it also touches you. There are four things you can do: ■ understand the challenge, apart from media bits and bytes; ■ think creatively about solutions to resolving disparities in our national health situation; ■ push the political agenda for the plight of the uninsured; and ■ advocate and communicate positive responses that play to our successes, not our failures.



So while our fundamental goal is to enroll new members and manage their health; our larger vision is to enroll you in addressing the issues we've raised in this report. It is our hope that you will lend your voice and energies to the challenge of providing a workable and fair way to deliver the services of the nation's health care providers—the world's best—to those who need them.



Board Of Directors

Jeffrey L. McWaters
Chairman of the Board and Chief Executive Officer
AMERIGROUP Corporation



Carlos A. Ferrer
General Partner
Ferrer Freeman & Company, LLC
Audit Committee



William J. McBride
Retired President, Chief Operating Officer and Director
Value Health, Inc.
Retired President and Chief Executive Officer
CIGNA Healthplans, Inc.
Audit Committee Chairperson
Compensation Committee



Uwe E. Reinhardt, Ph.D.
Professor, Economics and Public Affairs
Princeton University
Audit Committee
*New board member, March 7, 2002



Richard D. Shirk
Retired Chairman
Cerulean Companies, a subsidiary of WellPoint Health Networks, Inc.
Compensation Committee Chairperson
* New board member, August 7, 2002



Not pictured: C. Sage Givens and Charles W. Newhall, III, both of whom resigned from the Board of Directors effective March 28, 2003.

Officers



Front row: Catherine Callahan, James Hargroves, Stanley Baldwin, Nancy Grden, Theodore Wille.
Back row: Scott Pickens, John Littel, Lorenzo Childress, Jeffrey McWaters, Scott Tabakin and Herman Wright.

Jeffrey L. McWaters
Chairman of the Board and
Chief Executive Officer

Scott M. Tabakin
Senior Vice President,
Chief Financial Officer

Lorenzo Childress, Jr., M.D.
Senior Vice President,
Chief Medical Officer

Theodore M. Wille, Jr.
Senior Vice President,
Chief Operating Officer

Sherri E. Lee
Senior Vice President,
Treasurer

Stanley F. Baldwin
Senior Vice President,
General Counsel and Secretary

James E. Hargroves
Senior Vice President,
Corporate Development

Herman Wright
Senior Vice President,
Chief Marketing Officer

Catherine S. Callahan
Senior Vice President,
Administrative Services

Kathleen K. Toth
Senior Vice President,
Chief Accounting Officer

Scott S. Pickens
Senior Vice President,
Chief Information Officer

Nancy L. Grden
Senior Vice President,
Planning and Development

John E. Littel
Senior Vice President,
Government Relations

Corporate Data

Corporate Headquarters
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
(757) 490-6900
www.amerigroupcorp.com

Independent Public Accountants
KPMG LLP
Norfolk, Virginia

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Notice of Annual Meeting
The Annual Meeting of Stockholders will be held on May 13, 2003, at 10:00 a.m. Eastern Daylight Time, at the Sheraton Oceanfront Hotel, 36th Street and Boardwalk, Virginia Beach, Virginia.

Corporate Governance

Board of Directors

- Committee assignments of our Directors are based upon the skills and expertise of the individual director and the needs of the business.
- The Board meets regularly without members of management present.
- Directors have access to members of the Company's management team.
- All but Jeffrey L. McWaters, Chairman and Chief Executive Officer of AMERIGROUP are independent, non-employee Directors.
- The Board has an Audit Committee and a Compensation Committee, each of which has always been composed of independent, non-employee Directors.

Disclosure and Certification

- Since becoming a public company, AMERIGROUP has practiced full and timely public disclosure of material information.
- In 2002, the Chief Executive Officer and Chief Financial Officer began certifying all quarterly and annual financial reports filed with the Securities and Exchange Commission.
- All associates are subject to criminal background checks as condition of employment.
- AMERIGROUP is a drug-free workplace.

Ethics

- Since 1988, the company has had a Code of Ethics and a comprehensive Corporate Compliance Program, which provides annual training to all associates on ethics and the laws applicable to our business.
- A confidential telephone hotline and e-mail address has been in place for anonymous reporting of complaints and concerns since 1998.
- The Company has adopted a Code of Ethics specifically for Financial Executives, which has been signed by all Financial Executives and Senior Officers of the Company.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM ~~10-K~~ ARJS

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002**

COMMISSION FILE NO. 000-23087

AMERIGROUP CORPORATION

4425 Corporation Lane
Virginia Beach, VA 23462
(757) 490-6900
www.amerigroupcorp.com

Delaware	**54-1739323**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value (20,613,652 shares outstanding as of February 28, 2003)	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of common stock held by non-affiliates at June 28, 2002 was $459,961,833.

Document Incorporated by Reference

Part III of this Report incorporates by reference information from the definitive Proxy Statement for the Registrant's 2003 Annual Meeting of Stockholders

TABLE OF CONTENTS

		Page No.
	PART I.	
Item 1.	Business	3
Item 2.	Properties	22
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	22
	PART II.	
Item 5.	Market for our Common Equity and Related Stockholder Matters	25
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Results of Operations and Financial Condition	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
	PART III.	
Item 10.	Directors and Executive Officers of the Company	91
Item 11.	Executive Compensation	91
Item 12.	Security Ownership of Certain Beneficial Owners and Management	91
Item 13.	Certain Relationships and Related Transactions	91
Item 14.	Controls and Procedures	91
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	92

PART I

ITEM 1. *Business*

Overview

We are a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs, including Medicaid, State Children's Health Insurance Program, or SCHIP, and FamilyCare. We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our target populations because of our focus on providing managed care to these populations, our medical management programs, and our community-based education and outreach programs. Unlike many managed care organizations that attempt to serve the general commercial population, as well as Medicare and Medicaid populations, we are focused exclusively on the Medicaid, SCHIP and FamilyCare populations. We do not offer Medicare or commercial products. In general, as compared to commercial or Medicare populations, our target population is younger, accesses health care in an inefficient manner, and has a greater percentage of medical expenses related to obstetrics, diabetes, circulatory and respiratory conditions. We design our programs to address the particular needs of our members, for whom we facilitate access to health care benefits pursuant to agreements with the applicable regulatory authority. We combine medical, social and behavioral health services to help our members obtain quality health care in an efficient manner.

Our success in establishing and maintaining strong relationships with state governments, providers and members has enabled us to obtain new contracts and to establish a leading market position in many of the markets we serve. Providers are hospitals, physicians and ancillary medical programs which provide medical services to our members. Members are said to be "enrolled" with our health plans to receive benefits. Accordingly, our total membership is generally referred to as our enrollment. As of December 31, 2002, we provided an array of products to members in Texas, New Jersey, Maryland, the District of Columbia and Chicago, Illinois for approximately 591,000 members. Effective January 1, 2003, we acquired PHP Holdings, Inc. and its subsidiary Physicians Health Plans, Inc., (together PHP), in Florida. We operate in Florida under the name AMERIGROUP Florida, Inc. With the acquisition of PHP, we began providing our products to approximately 193,000 additional members on January 1, 2003.

We were incorporated in Delaware on December 9, 1994 as AMERICAID Community Care by a team of experienced senior managers led by Jeffrey L. McWaters, our Chairman and Chief Executive Officer. During 1994 through 1995, we were involved primarily in financial planning, recruiting and training personnel, developing products and markets and negotiating contracts with various state governments. During 1996, we began enrolling Medicaid members in our Fort Worth, Texas, New Jersey and Chicago, Illinois plans and in 1997, we obtained a contract and began enrolling members in our Houston, Texas plan. In 1998, we acquired the New Jersey Medicaid contract rights and other related assets from Oxford Health Plans (NJ), Inc. In 1999, we began operating in Maryland and the District of Columbia, and obtained a contract and began enrolling members in our Dallas plan. Our operations in Maryland and the District of Columbia are the result of acquiring contract rights from Prudential Health Care. Effective January 1, 2003, we began operations in Florida as a result of an acquisition.

Market Opportunity

Emergence of managed care

Health care in the United States has grown from a $27 billion industry in 1960 to a highly-regulated market of approximately $1.4 trillion in 2001, according to the federal government's Centers for Medicare & Medicaid Services, or CMS. CMS projects total U.S. health care spending will grow by 7.3% annually over the next eleven years, implying that health care expenditures will reach approximately $3.1 trillion by 2012. In response to the dramatic increases in health care-related costs in the late 1960s, Congress enacted the Federal Health Maintenance Organization Act of 1973, a statute designed to encourage the establishment and expansion of care and cost management. The private sector responded to this legislation by forming health maintenance organizations, or HMOs. HMOs were intended to address the needs of employers, insurers, government entities

and health care providers who sought a cost-effective alternative to traditional indemnity insurance. Since the establishment of HMOs, enrollment has increased more than twelve-fold from 6 million in 1976 to nearly 76.1 million in 2002. Over that time, many HMOs have been formed to focus on a specific or specialty population of health care such as commercial plans for employees, Medicare, Medicaid, dental care and behavioral health care. Additionally, HMOs have been formed in a variety of sizes, from small community-based plans to multi-state organizations.

Despite these efforts to organize care delivery, the costs associated with medical care have continued to increase. As a result, it has become increasingly important for HMOs to understand the populations they serve in order to develop an infrastructure and programs tailored to the medical and social profiles of their members.

Medicaid, SCHIP and FamilyCare Programs

Medicaid, a state administered program, was enacted in 1965 to make Federal matching funds available to all states for the delivery of health care benefits to eligible individuals, principally those with incomes below specified levels who meet other state specified requirements. Medicaid is structured to allow each state to establish its own eligibility standards, benefits package, payment rates and program administration under broad federal guidelines. By contrast, Medicare, in which we do not participate, is a program administered by the federal government and is made available to the aged and disabled. Some of the differences between Medicaid and Medicare are set forth below:

Medicaid

- state administered,
- state and matching federal funds,
- average age of our members is 14,
- 25 million people in managed care in 2002,
- government funded prescription drug coverage, and
- mandatory managed care in most states.

Medicare

- federally operated,
- federal funds only,
- average age of members is over 70,
- 5 million people in managed care in 2002,
- no government funded prescription drug coverage, and
- no mandatory managed care.

Most states determine threshold Medicaid eligibility by reference to other federal financial assistance programs including:

- Temporary Assistance to Needy Families, or TANF, and
- Supplemental Security Income, or SSI.

TANF provides assistance to low-income families with children and was adopted to replace the Aid to Families with Dependent Children program. SSI is a federal program that provides assistance to low-income aged, blind or disabled individuals. However, states can broaden eligibility criteria.

SCHIP, developed in 1997, is a federal/state matching program which provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. SCHIP enables a segment of the large uninsured population in the United States to receive health care benefits. States have the option of administering SCHIP through their Medicaid programs. SCHIP enrollment reached 5.3 million in 2002, an approximate 15% increase over 2001 enrollment figures.

FamilyCare programs have been established in several states including New Jersey and the District of Columbia. The New Jersey FamilyCare Health Coverage Act is a Medicaid expansion program providing health care access to an estimated 163,000 previously uninsured or underinsured New Jersey residents in 2003. New Jersey FamilyCare is a voluntary federal and state funded health insurance program created to help uninsured families, single adults and couples without dependent children obtain affordable health coverage. The FamilyCare program in the District of Columbia provides services to approximately 80,000 primarily low-income pregnant women, children and adults.

In 2002, according to information published by CMS, Medicaid covered more than 44 million individuals, as follows:

Number	Category	Federal assistance program reference
21.3 million	children	TANF
9.5 million	adults, mostly women	TANF
8.5 million	disabled	SSI
4.7 million	individuals over 64	SSI

Nationally, approximately 62% of Medicaid spending is directed toward hospital, physician and other acute care services, and the remaining approximately 38% is for nursing home and other long-term care. In general, inpatient and emergency room utilization tends to be higher within the Medicaid population than among the general population because of the inability to afford access to a primary care physician leading to the postponement of treatment until acute care is required.

The highest health care expenses for the non-elderly Medicaid population include:

- obstetrics,
- respiratory illness,
- diabetes,
- neonatal care,
- sickle cell disease and
- HIV/AIDS.

In 2002, the Federal government spent $147.5 billion on Medicaid and states spent an additional $111.0 billion. Government estimates indicate that total Medicaid outlays may reach $285 billion by fiscal year 2003, with an additional $4.8 billion spent on SCHIP programs. Key factors driving Medicaid spending include:

- number of eligible individuals who enroll,
- price of medical and long-term care services,
- use of covered services,
- state decisions regarding optional services and optional eligibility groups, and
- effectiveness of programs to reduce costs of providing benefits, including managed care.

Medicaid Funding

The Federal government pays a share of the medical assistance expenditures under each state's Medicaid program. That share, known as the Federal Medical Assistance Percentage, or FMAP, is determined annually by a formula that compares the state's average per capita income level with the national average per capita income level. Thus, states with higher per capita income levels are reimbursed a smaller share of their costs than states with lower per capita income levels. The FMAP cannot be lower than 50% or higher than 83%. In 2003, the FMAPs varied from 50% in 12 states and 5 territories to 76.6% in Mississippi, and averaged 59.9% overall. In addition, the Balanced Budget Act of 1997 permanently raised the FMAP for the District of Columbia from 50% to 70%. The states' fiscal 2003 FMAPs for the markets in which we have contracts are:

State	FMAP
New Jersey	50.0%
Texas	60.0%
Maryland	50.0%
Illinois	50.0%
District of Columbia	70.0%
Florida	58.8%

The Federal government also matches administrative costs, generally about 50%, although higher percentages are paid for certain activities and functions, such as development of automated claims processing systems. Federal payments have no set limits (other than for SCHIP programs) but rather are made on a matching basis. In 2001, 41% of total federal funds provided to states were spent on Medicaid, the highest category of federal funds provided to states.

State governments pay the share of Medicaid and SCHIP costs not paid by the Federal government. Some states require counties to pay part of the state's share of Medicaid costs. In 2001, Medicaid was the second largest category of state spending, following spending on elementary and secondary education, and made up over 20% of total state spending.

Federal law establishes general rules governing how states administer their Medicaid and SCHIP programs. Within those rules, states have considerable flexibility, including flexibility in how they set most provider prices and service utilization controls. Generally, state Medicaid budgets are developed and approved annually by the state governor and the legislature and Medicaid expenditures are monitored during the year against budgeted amounts. Federal law requires states to offer at least two HMOs in any urban market with mandatory HMO enrollment. If Medicaid HMO market departures result in only one or no HMOs in an urban area, the affected state must also offer the fee-for-service Medicaid program.

Under the Health Insurance Flexibility and Accountability Demonstration Program (HIFA), states can seek waivers from specific provisions of Federal Medicaid requirements to increase the number of individuals with health coverage through current Medicaid and SCHIP resource levels. Currently, ten states are involved either in approved waiver programs or pending applications. The Bush Administration has emphasized providing coverage to populations with income below 200 percent of the Federal poverty level.

Medicaid Managed Care

Historically, the traditional Medicaid programs made payments directly to providers after delivery of care. Under this approach, recipients received care from disparate sources, as opposed to being cared for in a systematic way. As a result, care for routine needs was often accessed through emergency rooms or not at all.

The delivery of episodic health care under the traditional Medicaid program limited the ability of the states to provide quality care, implement preventive measures and control health care costs. Federal Medicaid spending

grew at an average annual rate of 19.6% between 1988 and 1993, prior to the widespread use of managed care for Medicaid benefits.

Over the past decade, in response to rising health care costs and in an effort to ensure quality health care, the Federal government has expanded the ability of state Medicaid agencies to explore, and, in some cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid program or a managed care plan, if available. According to information published by CMS, from 1993 to 1998, managed care enrollment among Medicaid beneficiaries increased more than three-fold. All of the markets in which we operate, except Chicago, Illinois, have a state-mandated Medicaid managed care program in place.

The AMERIGROUP Approach

Unlike many managed care organizations that attempt to serve the general population, as well as Medicare and Medicaid populations, we are focused exclusively on serving people who receive health care benefits through public-sponsored programs. We do not offer Medicare or commercial products. Our success in establishing and maintaining strong relationships with state governments, providers and members has enabled us to obtain new contracts and to establish a strong market position in the markets we serve. We have been able to accomplish this by addressing the various needs of these three constituent groups.

State Governments

We have been successful in bidding for contracts and implementing new products because of our ability to facilitate access to quality health care services in a cost-effective manner. Our education and outreach programs, our disease and medical management programs and our information systems benefit the communities we serve while providing the state governments with predictability of cost. Our education and outreach programs are designed to decrease the use of emergency care services as the primary access to health care through the provision of programs like member health education seminars and system-wide 24-hour on-call nurses. Our information systems are designed to measure and track our performance enabling us to demonstrate the effectiveness of our programs to the government. While we promote ourselves directly in applying for new contracts or seeking to add new benefit plans, we believe that our ability to obtain additional contracts and expand our service areas within a state results primarily from our demonstrating prior success in facilitating access to quality care while reducing and managing costs and our customer-focused approach to working with state governments. We believe we will also benefit from this experience when bidding for and acquiring contracts in new state markets.

Providers

In each of the communities where we operate, we have established extensive provider networks and have been successful in continuing to establish new provider relationships. We have accomplished this by working closely with physicians to help them operate efficiently by providing financial, statistical and utilization information, physician and patient educational programs and disease and medical management programs, as well as adhering to a prompt payment policy. In addition, as we increase our market penetration, we provide our physicians with a growing base of potential patients in the markets they serve. This network of providers and relationships assists us in implementing preventive care methods, managing costs and improving access to health care for members. We believe that our experience working and contracting with Medicaid providers will give us a competitive advantage in entering new markets. While we do not directly market to or through our providers, they are important in helping us attract new members and retain existing members.

Communities

We focus on the members we serve and the communities where they live. Many of our employees, including the sales force and outreach staff, are a part of the communities we serve. We are active in our members'

communities through education and outreach programs. We often provide programs in our members' physician office, churches and community centers. Upon entering a new market, we use these programs and other advertising to create brand awareness and loyalty in the community.

Members

In both signing up new members and retaining existing members, we focus on our understanding of the unique needs of the Medicaid, SCHIP and FamilyCare populations. We have developed a system that provides our members with easy access to appropriate care. We supplement this care with community-based education and outreach programs designed to improve the well-being of our members. These programs not only help our members control and manage their medical care, but also have been proven to decrease the incidence of emergency room care, which is traumatic for the individual and expensive and inefficient for the health care system. We also help our members access prenatal care which improves outcomes for our members and is less costly than unmanaged care. As our presence in a market matures, these programs, and other value added services, help us build and maintain membership levels.

Strategy

Our objective is to become the leading managed care organization in the United States focused on serving people who receive health care benefits through public-sponsored programs. To achieve this objective we intend to:

Increase our membership in existing markets through internal growth and acquisitions. We intend to increase our membership in existing markets through development and implementation of community-specific products, alliances with key providers, sales and marketing efforts and acquisitions. We facilitate access to a broad continuum of health care supported by numerous services such as neonatal intensive care and high-risk pregnancy programs. These products and services are developed and administered by us but are also designed to attract and retain our providers, who are critical to our overall success. Through strategic and selective contracting with providers, we are able to customize our provider networks to meet the unique clinical, cultural and socio-economic needs of our members. Our providers often are located in the inner-city neighborhoods where our members live, thereby providing accessibility to, and an understanding of, the needs of our members. For example, in our voluntary Chicago market, we have a sales force to recruit potential members who are currently in the traditional Medicaid system. The overall effect of this comprehensive approach reinforces our broad brand-name recognition as a leading managed health care company serving people who receive public-sponsored health care benefits, while complying with state mandated marketing guidelines. We may also choose to increase membership by acquiring Medicaid contracts and other related assets from competitors in our existing markets.

Expand into new markets for our services through acquisitions and development of new operations. Since 1996, we have developed markets in Texas, New Jersey and Chicago, Illinois and acquired businesses in New Jersey, Maryland, Texas, Florida and the District of Columbia. We intend to evaluate potential new markets using our established government relationships and our historical experience in managing Medicaid populations. Our management team is experienced in identifying markets for development of new operations, including complementary businesses, identifying and executing acquisitions and integrating these businesses into our existing operations. Furthermore, our information technology systems and processes are designed to be scalable and replicable, which should enable us to access the critical information needed to effectively manage a new market.

Capitalize on our experience working with state governments. We continually strive to be an industry-recognized leader in government relations and an important resource to our state government customers. For example, we have a dedicated legislative affairs team with experience at the Federal, state and local levels. We are, and intend to continue to be, an active and leading participant in the formulation and development of new policies and programs for public-sponsored health care benefits. This also enables us to competitively expand our service areas and to implement new products.

Focus on our "medical home" concept to provide quality, cost-effective health care. We believe that the care the Medicaid population has historically received can be characterized as uncoordinated, episodic and short-term focused. In the long term, this approach is less desirable for the patient and more expensive for the state.

Our approach to serving the Medicaid and historically uninsured populations is based on offering a comprehensive range of medical and social services intended to improve the well-being of the member while lowering the overall cost of providing benefits. Unlike traditional Medicaid, each of our members has a primary contact, usually a primary care physician, to coordinate and [illegible]

[illegible] population specific disease management programs and related techniques to improve quality and reduce costs. An integral part of our medical home concept is continual quality management. To help the physician improve the quality of care and improve the health status of our members, we have developed a number of programs and procedures to address high frequency, chronic or high-cost conditions, such as pregnancy, respiratory conditions, diabetes, sickle cell and congestive heart failure. Our procedures include case and disease management, pre-admission certification, concurrent review of hospital admissions, discharge planning, retrospective review of claims, outcome studies and management of inpatient, ambulatory and alternative care. These policies and programs are designed to consistently provide high quality care and cost-effective service to our members.

Products

We have developed several products through which we offer a range of health care services. These products are also community-based and seek to address the social and economic issues faced by the populations we serve. Additionally, we seek to establish strategic relationships with prestigious medical centers, children's hospitals and federally qualified health centers to assist in implementing our products and medical management programs within the communities we serve. Our health plans cover various services that vary by state and may include:

- primary and specialty physician care,
- inpatient and outpatient hospital care,
- emergency and urgent care,
- prenatal care,
- laboratory and x-ray services,
- home health and durable medical equipment,
- behavioral health services and substance abuse,
- long-term and nursing home care,
- 24-hour on-call nurses,
- vision care and exam allowances,
- dental care,
- chiropractic care,
- podiatry,
- prescriptions and limited over-the-counter drugs,
- assistance with obtaining transportation for office or health education visits,
- memberships in the Boys' and Girls' Clubs, and
- welcome calls and health status calls to coordinate care.

Our products, which we may offer under different names in different markets, focus on specific populations within the Medicaid, FamilyCare and SCHIP programs. The average premiums for our products vary significantly due to differences in the benefits offered and underlying medical conditions in the populations covered.

AMERICAID, our principal product, is our family-focused Medicaid managed health care product designed for the TANF population that consists primarily of low-income children and their mothers. Historically, most of 2003, the acquisition of [illegible] AMERICAID product in all markets we

AMERIKIDS is our managed health care product for uninsured children not eligible for Medicaid. This product is designed for children in the SCHIP initiative. We began offering AMERIKIDS in Maryland and Washington, D.C. when we acquired Prudential's contract rights and other related assets in those areas in 1999. We began offering AMERIKIDS in New Jersey and Texas in 2000. As of December 31, 2002, we had approximately 125,000 members in our AMERIKIDS product. Effective January 1, 2003, the acquisition of PHP added approximately 59,000 AMERIKIDS members to our enrollment.

AMERIPLUS is our managed health care product for SSI recipients. This population consists of the low-income aged, blind and disabled. We began offering this product in 1998 and currently offer it in New Jersey, Maryland and Houston. We expect our AMERIPLUS membership to grow as more states include SSI benefits in mandatory managed care programs. As of December 31, 2002, we had approximately 46,000 AMERIPLUS members. Effective January 1, 2003, the acquisition of PHP added approximately 18,000 AMERIPLUS members to our enrollment. Included in this number are approximately 350 members added through a Florida program called SummitCare. SummitCare is a pilot program designed by the state of Florida to help seniors live safely in their homes as an alternative to nursing home care.

AMERIFAM is our FamilyCare managed health care product designed for uninsured segments of the population other than SCHIP eligibles. AMERIFAM's current focus is the families of our SCHIP and Medicaid children. We offer this product in Washington, D.C. and New Jersey where the program covers parents of SCHIP and Medicaid children. As of December 31, 2002, we had approximately 26,000 AMERIFAM members.

As of December 31, 2002, of our 591,000 members, 92% were enrolled in TANF, SCHIP and FamilyCare programs. The remaining 8% were enrolled in SSI programs. Of these SSI enrollees, approximately 5,000 were members to whom we provided limited administrative services but did not provide health benefits.

Disease and Medical Management Programs

We provide specific disease and medical management programs designed to meet the special health care needs of our members with chronic illnesses, to manage excessive costs and to improve the overall health of our members. We currently offer disease and medical management programs in areas such as neonatal, high-risk pregnancy, asthma and other respiratory conditions, congestive heart failure, sickle cell disease, diabetes and HIV. These programs focus on preventing acute occurrences associated with chronic conditions by identifying at risk members, monitoring their conditions and pro-actively managing their care. We also employ tools such as utilization review and pre-certification to reduce the excessive costs often associated with uncoordinated health care programs.

Marketing and Educational Programs

An important aspect of our comprehensive approach to health care delivery is our marketing and educational programs, which we administer system-wide for our providers and members. We often provide these programs in members' homes, churches and community centers. The programs we have developed are specifically designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we conduct health promotion events in

physicians' offices that target respiratory conditions, immunization and other health issues. Direct provider marketing is supported by traditional marketing venues such as direct mail, telemarketing, and television, radio and cooperative advertising with participating medical groups.

We believe that we can also increase and retain membership through marketing and education initiatives. We have a dedicated staff who actively support and educate prospective and existing members and community organizations. Through programs such as *Safe Kids*, and *My Baby and Me,* a prenatal program for pregnant moms and their babies, we promote a healthy lifestyle, safety and good nutrition to our members. In addition to these personal health-related programs, we remain committed to the communities we serve.

We have developed specific strategies for building relationships with key community organizations, which helps enhance community support for our products and improve service to members. We regularly participate in local events and festivals and organize community health fairs to promote healthy lifestyle practices. As important, our associates help support community groups by serving board members and volunteers. In the aggregate, these activities serve to act as not only as a referral channel but also reinforce the AMERIGROUP brand and foster member loyalty.

In several markets, we provide value-added benefits as a means to attract and retain members. These benefits include free memberships to the local Boys and Girls Clubs and vouchers for over-the-counter medications. We believe that our comprehensive approach to health care positions us well to serve our members, their providers and the communities in which they both live and work.

Community Partners

We believe community focus and understanding are important to attracting and retaining members. To assist in establishing our community presence in a new market, we seek to establish relationships with prestigious medical centers, children's hospitals and federally qualified health centers to offer our products and programs. For example, we have strategic relationships with Cook Children's Health Care System in Fort Worth, Texas and Memorial Hermann Healthcare System in Houston, Texas, granting us the right to actively market their names and logos in advertising of our Medicaid products. A Cook Children's affiliate, the Cook Children's Physician Network, is our exclusive provider of pediatric health care services to members age 15 and under in this service delivery area.

Provider Network

We facilitate access to health care services to our members through mutually non-exclusive contracts with primary care physicians, specialists, ancillary providers and hospitals. Either prior to or concurrently with bidding for new contracts, we establish a provider network in each of our service areas. The following table shows the total approximate number of primary care physicians, specialists and hospitals participating in our network for December 2002:

	Service Areas					
	Texas	New Jersey	Mid-Atlantic (Maryland and D.C.)	Chicago	Total	Florida(1)
Primary care physicians	1,300	1,800	1,500	450	5,050	1,300
Specialists	3,500	3,800	6,000	600	13,900	4,200
Hospitals	70	70	50	20	210	80
Ancillary providers	600	450	350	400	1,800	900

(1) Effective January 1, 2003 we began Florida operations through the acquisition of PHP. Our provider network for Florida became effective on January 1, 2003 with the acquisition of PHP. Accordingly, our Florida network is not included in our participating network total for December 2002.

The primary care physician, or PCP, is a critical component in care delivery, and also in the management of costs and the attraction and retention of new members. PCPs include family and general practitioners, pediatricians, internal medicine physicians and OB/GYNs. These physicians provide preventive and routine health care services and are responsible for making referrals to specialists, hospitals and other providers. Health care services provided directly by primary care physicians include the treatment of illnesses not requiring referrals, periodic physician examinations, routine immunizations, well child care and other preventive health care services.

Specialists provide medical care to members generally upon referral by the primary care physicians. However, we have identified specialists that are part of the ongoing care of our members, such as allergists, oncologists and surgeons, which our members may access directly without first obtaining a PCP referral. Our contracts with both the primary care physicians and specialists usually are for one- to two-year periods and automatically renew for successive one-year periods subject to termination by us for cause, if necessary, based on provider conduct or other appropriate reasons. The contracts generally can be canceled by either party upon 90 to 120 days prior written notice.

Our contracts with hospitals are usually for one- to two-year periods and automatically renew for successive one-year periods. Generally, our hospital contracts may be terminated by either party without cause with 90 to 150 days prior written notice. Pursuant to the contract, the hospital is paid for all pre-authorized medically necessary inpatient and outpatient services and all covered emergency and medical screening services provided to members. With the exception of emergency services, most inpatient hospital services require advance approval from the member's primary care physician and our medical department. We require hospitals in our network to participate in utilization review and quality assurance programs.

We have also contracted with other ancillary providers for physical therapy, mental health and chemical dependency care, home health care, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with dental vendors that provide routine dental care in markets where routine dental care is a covered benefit and with a national pharmacy benefit manager that provides a local pharmacy network in our markets where pharmacy is a covered benefit.

In order to ensure the quality of our medical care providers, we credential and re-credential our providers using standards that are supported by the National Committee for Quality Assurance. Additionally, we provide feedback and evaluations on quality and medical management to them in order to improve the quality of care provided, increase their support of our programs and enhance our ability to attract and retain providers.

Provider Payment Methods

Fee-for-Service. This is a reimbursement mechanism which pays providers based upon services performed. For the year ended December 31, 2002, approximately 94.1% of our payments for direct health benefits were on a fee-for-service reimbursement basis, including fees paid to third-party vendors for ancillary services such as pharmacy, mental health, dental and vision benefits. The primary fee-for-service arrangements are maximum allowable fee schedule, per diem, percent of charges or any combination thereof. The following is a description of each of these mechanisms:

> *Maximum Allowable Fee Schedule.* Providers are paid the lesser of billed charges or a specified fixed payment for a covered service. The maximum allowable fee schedule is developed using, among other indicators, the state fee-for-service Medicaid program fee schedule, Medicare fee schedules, medical costs trends and market conditions. Adjustments to the fee schedules are not mandated in the provider contracts, but adjusted at our discretion, using the above indicators.
>
> *Per Diem and Case Rates.* Hospital facility costs are typically reimbursed at negotiated per diem or case rates, which vary by level of care within the hospital setting. Lower rates are paid for lower intensity services, such as a low birth weight newborn baby who stays in the hospital a few days longer than the mother, compared to higher rates for a neo-natal intensive care unit stay for a baby born with severe developmental disabilities.

Percent of Charges. We contract with providers to pay them an agreed-upon percent of their standard charges for covered services. This is typically done where hospitals are reimbursed under the state fee-for-service Medicaid program on a percent of charges basis.

Capitation. Some of our primary care physicians and specialists are paid on a fixed-fee per member basis, also known as capitation. Our arrangements with other providers for vision, dental, home health, laboratory, durable medical equipment, mental health and chemical dependency services may also be capitated.

We review the fees paid to providers periodically and make adjustments as necessary. Generally, the contracts with the providers do not allow for automatic annual increases in payments. Among the factors generally considered in adjustments are changes to state Medicaid fee schedules, competitive environment, current market conditions, anticipated utilization patterns and projected medical expenses. In order to enable us to better monitor quality and meet our state contractual encounter reporting obligations, it is our intention to increase the number of providers we pay on a fee-for-service basis and reduce the number of capitation contracts we have. States use the encounter data to monitor quality of care to members and to set premium rates.

Our Health Plans

We have five active health plan subsidiaries offering health care services in Texas, New Jersey, Florida, Maryland, the District of Columbia and Chicago, Illinois. We have never been denied a contract renewal from the jurisdictions in which we do business and we expect our relationship with these jurisdictions to continue. Each of our health plans have one or more contracts that expire at various times, as set forth below:

MARKET	PRODUCT	TERM END DATE
Texas	TANF, SSI, SCHIP	August 31, 2003
Florida	TANF, SSI	June 30, 2004
Florida	SCHIP	September 30, 2003 and 2006
Florida	Summit Care	June 30, 2003
New Jersey	TANF, SSI, SCHIP, FamilyCare	June 30, 2003
Maryland(a)	TANF, SSI, SCHIP	—
District of Columbia	TANF, SCHIP, FamilyCare	July 31, 2003
Illinois	TANF	June 30, 2003

(a) Our Maryland contract does not have a set term. It can be terminated by either party upon 60 days notice.

Texas

Our Texas health plan, AMERIGROUP Texas, Inc., is licensed as an HMO and became operational in September 1996. Our current service areas include the cities of Fort Worth, Dallas and Houston and the surrounding counties. For December 2002, we had approximately 296,000 members in Texas, consisting of approximately 139,000 members in Houston, approximately 84,000 members in Dallas and approximately 73,000 members in Fort Worth. On January 1, 2002, we acquired the Medicaid line of business of MethodistCare Inc. (MethodistCare) in the Houston area. In August 2001, we acquired the Medicaid line of business of Humana Inc. (Humana) in the Houston area. We have the largest Medicaid membership in each of our Fort Worth and Houston markets. We have the second largest Medicaid membership in our Dallas market. We offer AMERICAID in each of our Texas markets and AMERIPLUS in Houston. In May 2000, we began offering AMERIKIDS in Dallas and Houston. Our TANF contract in Fort Worth, our TANF and SCHIP contracts in Dallas and our TANF, SCHIP and SSI contracts in Houston expire on August 31, 2003.

Florida

Our Florida health plan, AMERIGROUP Florida, Inc., is licensed as an HMO and became operational in January 2003 with the acquisition of PHP. Our current service areas include the metropolitan areas of Miami/Ft.

Lauderdale, Orlando and Tampa. Our current service areas include 12 counties in Florida. We did not have any membership for December 2002. Effective January 1, 2003, upon the acquisition of PHP, we had approximately 193,000 members, consisting of approximately 37,000 members in Miami/Ft. Lauderdale, 47,000 members in Orlando and 109,000 members in Tampa. Our TANF contracts expire June 30, 2004 and our SummitCare and SSI contracts expire June 30, 2003. Our Florida SCHIP contracts are entered into on a county by county basis. The SCHIP contracts, which expire at different times based on the county, expire September 30, 2003 and 2006.

New Jersey

Our New Jersey health plan, AMERIGROUP New Jersey, Inc., is licensed as an HMO and became operational in February 1996. Our current service areas include 20 of the 21 counties in New Jersey. For December 2002, we had approximately 99,000 members in New Jersey. We have the third largest Medicaid membership in New Jersey. We offer AMERICAID, AMERIPLUS, AMERIKIDS and AMERIFAM in New Jersey. Our contract with New Jersey expires on June 30, 2003.

Maryland

Our Maryland health plan, AMERIGROUP Maryland, Inc. is authorized to operate as a managed care organization in Maryland and became operational in June 1999. Our current service areas include 20 of the 24 counties in Maryland. For December 2002, we had approximately 125,000 members in Maryland. In May 2001, the state of Maryland transitioned to us approximately 17,000 additional members from another Medicaid MCO in receivership. We have the largest Medicaid membership in Maryland. We offer AMERICAID, AMERIPLUS and AMERIKIDS in Maryland. Our contract in Maryland does not have a set term. It can be terminated by either party upon 60 days prior notice.

District of Columbia

AMERIGROUP Maryland, Inc. is also licensed as an HMO in the District of Columbia and became operational there in August 1999. For December 2002, we had approximately 37,000 members in the District of Columbia. Effective July 1, 2002, we acquired the Medicaid line of business of Capital Community Health Plan (CCHP) in Washington D.C. We have the largest Medicaid membership in the District of Columbia. We offer AMERICAID, AMERIKIDS and AMERIFAM in the District of Columbia. Our contract with the District of Columbia expires on July 31, 2003.

Chicago, Illinois

Our Chicago, Illinois health plan, AMERIGROUP Illinois, Inc., is licensed as an HMO and became operational in April 1996. Our current service area includes the counties of Cook and DuPage in the Chicago area. In Chicago, enrollment in a Medicaid managed care plan is voluntary. For December 2002, we had approximately 34,000 members in Chicago. We have the largest Medicaid health plan membership in Cook County. We offer AMERICAID in the Chicago area. Our contract in Illinois, which can be terminated by either party with 90 days written notice, expires June 30, 2003.

Quality Management

We have a comprehensive quality management plan designed to improve access to cost-effective quality care. We have developed policies and procedures to ensure that the health care services provided by our health plans meet the professional standards of care established by the industry and the medical community. These procedures include:

- *Analysis of health care utilization data.* To avoid duplication of services or medications, in conjunction with the primary care physicians, health care utilization data is analyzed and, through comparative provider data and periodic meetings with physicians, we identify areas in which a

physician's utilization rate differs significantly from the rates of other physicians. On the basis of this analysis, we suggest opportunities for improvement and following up with the primary care physician to monitor utilization.

- *Medical care satisfaction studies.* We evaluate the quality and appropriateness of care provided to our health plan members by reviewing health care utilization data and responses to member and physician questionnaires and grievances.

- *Clinical care oversight.* Each of our health plans has a medical advisory committee comprised of physician representatives and chaired by the plan's medical director. This committee reviews credentialing, approves clinical protocols and practice guidelines and evaluates new physician group candidates. Based on regular reviews, the medical directors who head these committees develop recommendations for improvements in the delivery of medical care.

- *Quality improvement plan.* A quality improvement plan is implemented in each of our health plans and is governed by a quality management committee. The quality management committee is comprised of senior management at our health plans, who review and evaluate the quality of our health services and are responsible for the development of quality improvement plans spanning both clinical quality and customer service quality. These plans are developed from provider and membership feedback, satisfaction surveys and results of action plans. Our corporate quality improvement council oversees and meets regularly with our health plan quality management committees to help ensure that we have a coordinated, quality-focused approach relating to our members, providers and state governments.

Management Information Systems

The ability to access data and translate it into meaningful information is essential to our being able to operate across a multi-state service area in a cost effective manner. Our centralized computer-based information systems support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate internal growth and growth from acquisitions. This integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. We use these systems for billing, claims processing, utilization management, marketing and sales tracking, financial and management accounting, medical cost trending, reporting, planning and analysis. The systems also support our internal member and provider service functions, including on-line access to member eligibility verification, primary care physician membership roster and claims status.

Competition

Our principal competitors for state contracts, members and providers consist of the following types of organizations:

- Primary Care Case Management Programs, or PCCMs—Programs established by the states through contracts with primary care providers to provide primary care services to the Medicaid recipient, as well as provide limited oversight over other services.

- Commercial HMOs—National and regional commercial managed care organizations that have Medicaid and Medicare members in addition to members in private commercial plans.

- Medicaid HMOs—Managed care organizations that focus solely on serving people who receive health care benefits through Medicaid.

We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. In Chicago, where enrollment in a managed care plan is voluntary, we also compete for members with the traditional means for accessing care, including hospitals and other health care providers. Health care reform proposals may cause a number of commercial managed care organizations already in our service areas to

decide to enter or exit the Medicaid market. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid managed health care industry.

We have two competitors in Fort Worth, six competitors in Houston and two competitors in Dallas. In each of our Fort Worth and Houston markets, we have the largest Medicaid membership. In our Dallas market, we have the second largest Medicaid membership. We have four competitors and the third largest Medicaid membership in New Jersey. We have five competitors and the largest Medicaid membership in Maryland. We have three competitors and the largest Medicaid membership in the District of Columbia. We have four competitors and the largest Medicaid health plan membership in Cook County, Illinois. We have eleven competitors in Miami/Ft. Lauderdale, five competitors in Orlando and five competitors in Tampa. We have the largest Medicaid membership in the Orlando and Tampa markets and the fourth largest Medicaid membership in our Miami/Ft. Lauderdale market.

We compete with other managed care organizations for state contracts, as well as to attract new members and retain existing members. States generally use either a formal proposal process reviewing many bidders or award individual contracts to qualified applicants that apply for entry to the program. In order to be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing networks and infrastructure. People who wish to enroll in a managed health care plan or to change health care plans typically choose a plan based on the service offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

In addition to competing for members, we compete with other managed care organizations to enter into contracts with independent physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include potential member volume, reimbursement rates, our medical management programs, timeliness of reimbursement and administrative service capabilities.

Regulation

Our health care operations are regulated at both state and federal levels. Government regulation of the provision of health care products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

HMOs and managed care organizations

Our five health plan subsidiaries are authorized to operate as an HMO in each of Texas, New Jersey, Florida, the District of Columbia and Illinois, and as a managed care organization, or MCO, in Maryland. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of HMOs and MCOs providing or arranging to provide services to Medicaid enrollees.

The process for obtaining the authorization to operate as an HMO or MCO is lengthy and complicated, and requires demonstration to the regulators of the adequacy of the health plan's organizational structure, financial resources, utilization review, quality assurance programs and complaint procedures. Both under state HMO and MCO statutes and state insurance laws, our health plan subsidiaries must comply with minimum net worth requirements and other financial requirements, such as minimum capital, deposit and reserve requirements. Insurance regulations may also require the prior state approval of acquisitions of other managed care organizations' businesses and the payment of dividends, as well as notice requirements for loans or the transfer of funds. Each of our subsidiaries is also subject to periodic reporting requirements. In addition, each health plan must meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

Medicaid

Medicaid was established under the U.S. Social Security Act. It is state-operated and implemented. Each state:

- establishes its own eligibility standards,
- determines the type, amount, duration and scope of services,
- sets the rate of payment for services, and
- administers its own program.

Medicaid policies for eligibility, services, rates and payment are complex, and vary considerably among states, and the state policies change from time to time.

States are also permitted by the federal government to seek waivers from requirements of the Social Security Act. The waivers most relevant to us are the Section 1915(b) freedom of choice waivers that enable:

- mandating Medicaid enrollment into managed care,
- the utilization of a central broker for enrollment into plans,
- the use of cost savings to provide additional services, and
- limiting the number of providers for additional services.

Waivers are approved for two-year periods and can be renewed on an ongoing basis if the state applies. A 1915(b) waiver cannot negatively impact beneficiary access or quality of care and must be cost-effective. Managed care initiatives may be state-wide and required for all classes of Medicaid eligible recipients, or can be limited to service areas and classes of recipients. All jurisdictions in which we operate, except Illinois, have some sort of mandatory Medicaid program. However, under the waivers pursuant to which the mandatory programs have been implemented, there must be at least two managed care plans operating from which Medicaid eligible recipients may choose.

Many states, including Maryland, operate under a Section 1115 demonstration rather than a 1915(b) waiver. This is a more expansive form of waiver that enables the state to have a Medicaid program that is more broad than typically permitted under the Social Security Act. For example, Maryland's 1115 waiver allows it to include more individuals in its managed care program than typically allowed under Medicaid.

In all the states in which we operate, we must enter into a contract with the state's Medicaid regulator in order to be a Medicaid managed care organization. States generally use either a formal proposal process, reviewing many bidders, or award individual contracts to qualified applicants that apply for entry to the program. Although other states have done so in the past and may do so in the future, currently Texas, Florida and the District of Columbia are the only jurisdictions in which we operate that use competitive bidding processes.

The contractual relationship with the state is generally for a period of one to two years and renewable on an annual or biannual basis. The contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector including provisions relating to:

- eligibility, enrollment and disenrollment processes,
- covered services,
- eligible providers,
- subcontractors,
- record-keeping and record retention,

- periodic financial and informational reporting,
- quality assurance,
- marketing,
- financial standards,
- timeliness of claims' payment,
- health education and wellness and prevention programs,
- safeguarding of member information,
- fraud and abuse detection and reporting,
- grievance procedures, and
- organization and administrative systems.

A health plan's compliance with these requirements is subject to monitoring by the state regulator and by CMS. A health plan is subject to periodic comprehensive quality assurance evaluation by a third party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit quarterly and annual statutory financial statements and utilization reports, as well as many other reports.

Federal Regulation

HIPAA

In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance. Among other things, HIPAA's administrative simplification provisions entail new regulations relating to standards for electronic transactions and code sets; privacy of health information; security of health care information; national provider identifiers; and national employer identifiers. Separate regulations have been issued in final form relating to privacy, standard transactions and security. We must comply by April 2003 for privacy rules, October 2003 for standard transaction rules and April 2005 for the security rules. These rules are described in more detail below.

In August 2000, the Department of Health and Human Services, or HHS, issued new standards for submitting electronic claims and other administrative health care transactions. The new standards were designed to streamline the processing of claims, reduce the volume of paperwork and provide better service. The administrative and financial health care transactions covered include:

- health claims and equivalent encounter information,
- enrollment and disenrollment in a health plan,
- eligibility for a health plan,
- health care payment and remittance advice,
- health plan premium payments,
- health care claim status, and
- referral certification and authorization.

Like many other health care organizations, we filed for an extension. Health care organizations that did not file for an extension were required to comply with the new standards by October 2002. The regulation's requirements apply only when a transaction is transmitted using "electronic media." Because "electronic media"

is defined broadly to include "transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media," many communications will be considered electronically transmitted. In addition, health plans will be required to have the capacity to accept and send all standard transactions in a standardized electronic format. The regulation sets forth other rules that apply specifically to health plans as follows:

- a plan may not delay processing of a standard transaction (that is, it must complete transactions using the new standards at least as quickly as it had prior to implementation of the new standards),
- there should be "no degradation in the transmission of, receipt of, processing of, and response to" a standard transaction as compared to the handling of a non-standard transaction,
- if a plan uses a health care clearinghouse to process a standard request, the other party to the transaction may not be charged more or otherwise disadvantaged as a result of using the clearinghouse,
- a plan may not reject a standard transaction on the grounds that it contains data that is not needed or used by the plan,
- a plan may not adversely affect (or attempt to adversely affect) the other party to a transaction for requesting a standard transaction, and
- if a plan coordinates benefits with another plan, then upon receiving a standard transaction, it must store the coordination of benefits data required to forward the transaction to the other plan.

One of our early concerns regarding how this regulation directly affects the manner in which we conduct business is the inconsistency between the regulation's requirements and the widespread use of non-standard, non-national codes (generally referred to as "local codes") in health care transactions. The use of local codes is particularly prevalent in Medicaid transactions. We cannot be sure that this will be resolved before the regulation's implementation date. In order to prepare for our compliance with the regulatory requirements we have prepared a "gap analysis" that consists of:

- an inventory of existing applications that either produce or process transactions that are within the scope of the regulation,
- identification of the data elements currently used by these applications,
- a comparison of these legacy data elements to the standard data elements for the same transaction and an analysis of the differences between the two, and
- a determination of the impact of the gaps and differences identified.

As a result of this study, we have developed a remediation plan to eliminate the gaps and differences, which we are currently implementing.

On December 28, 2000, HHS published a regulation setting forth new standards for protecting the privacy of personal health records. The regulation became effective on April 14, 2001 and compliance will be required by April 14, 2003. The new regulation is designed to protect member information, medical records and other personal health information kept and used by health care providers, hospitals, health plans and health insurers, and health care clearinghouses. The new standards:

- limit the routine and non-routine use and release of private health information,
- give patients new rights to access their designated record set, which includes but is not limited to, eligibility, case management and claims information. In most instances, patients and members have a right to know who has accessed their records,
- limit most disclosures of health information to the minimum needed for the intended purpose,
- establish procedures to ensure the protection of private health information,
- establish new criminal and civil sanctions for improper use or disclosure, and
- establish new requirements for access to records by researchers and others.

The preemption provisions of the regulation provide that federal law will preempt a contrary state law, unless the state law related to the privacy of health information is more stringent than the federal law. However, a state (or any person) may submit a request to the Secretary of HHS that a provision of state law be excepted from the preemption rules. The Secretary may grant an exception if one or more of a number of conditions are met, including:

- the state law is necessary to prevent fraud and abuse related to the provision of and payment for health care,
- the state law will ensure appropriate state regulation of insurance and health plans,
- the state law is necessary to state reporting on health care delivery or costs, or
- the state law serves a compelling need related to public health, safety or welfare.

The fact that either state or Federal rules may supersede the other depending on the nature of the particular requirement will require interpretations for which there is likely to be little precedent. We have completed an assessment of the programs and systems that we will need to implement in order to comply with the new regulations by April 14, 2003. In order to comply with the requirements, we will have to employ additional or different programs and systems. We had expenditures of approximately $2.5 million for HIPAA compliance in 2002 and expect an additional $4.0 million in 2003. We expect to be fully compliant by the required compliance dates. Further, compliance with these regulations will require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations.

On February 20, 2003, HHS published its final security regulations, substantially modifying draft regulations originally published in 1998. The security rule applies only to protected health information in electronic form, and is specifically concerned with security information systems. The new rule:

- Establishes 22 standards establishing administrative, physical and technical requirements for safeguarding the security of protected health information,
- Requires a risk assessment and implementation of a risk management plan to achieve required safeguards for each standard,
- Provides specifications, i.e., specific actions or processes needed for 16 of the 22 standards and
- Supplements and adds specificity to privacy rule requirements for safeguarding personal health information.

While we fully expect to be compliant with the security rule by the April 2005 compliance date, we have not yet determined the specific acts, costs or risks involved in achieving such timely compliance.

New Medicaid Managed Care Regulations

On January 19, 2001, HHS issued new Medicaid managed care regulations to implement certain provisions of the Balanced Budget Act of 1997, or BBA. These provisions would permit states to require certain Medicaid beneficiaries to enroll in managed care programs, give states more flexibility to develop their managed care programs and provide certain new protections for Medicaid beneficiaries. CMS delayed the rule's effective date three times. The rule became effective on August 13, 2002. States have until August 13, 2003 to bring their Medicaid managed care programs into compliance with the requirements of the rule.

The rule implements BBA provisions intended to (1) give states the flexibility to enroll certain Medicaid recipients in managed care plans without a federal waiver if the state provides the recipients with a choice of managed care plans; (2) establish protections for members in areas such as quality assurance, grievance rights and coverage of emergency services; and (3) eliminate certain requirements viewed by the states as impediments to the growth of managed care programs, such as the enrollment composition requirement, the right to disenroll without cause at any time, and the prohibition against enrollee cost-sharing. The rule also establishes requirements intended to ensure that state Medicaid managed care capitation rates are actuarially sound.

According to HHS, this requirement eliminates the generally outdated regulatory ceiling on what states may pay managed care plans, a particularly important provision as more state Medicaid programs include people with chronic illnesses and disabilities in managed care.

Although some of the states in which we operate have already implemented requirements similar to those provided for in the rule, each of the states is currently assessing additional modifications required to fully comply with the rule. Changes to the regulations affecting our business, including these proposed regulations, could increase our health care costs and administrative expenses, reduce our reimbursement rates, and otherwise adversely affect our business, results of operations, and financial condition.

Medicaid Reform

As part of the President's 2004 Budget submission to Congress, HHS Secretary Tommy Thompson announced principles for Medicaid reform. The secretary's proposal would establish two capped allotments for the states combining both Medicaid and SCHIP funds, one for acute care and one for long-term care. Under this proposal, all mandatory populations and benefits would continue to be covered as required under current law. States, however, would be given flexibility for optional populations and benefits. The proposal would be revenue-neutral over a ten-year period, although states would see an additional $13 billion over the first 7 years, with corresponding funding reductions in years eight through ten.

The proposal is meant to provide increased flexibility to the states in managing their Medicaid and SCHIP programs, in particular in the design of benefit packages for optional populations. It is uncertain if such a proposal will be implemented by Congress and what its impact might be overall on the Medicaid and SCHIP programs, given that the proposal has only recently been announced and includes only broad details of a proposal. At the National Governors' Association Meeting in late February, governors declined to endorse the proposal but instead created a task force to work with the Bush Administration in fashioning a proposal acceptable to the states. Congress is expected to begin a series of hearings on Medicaid and the Bush Administration's Medicaid reform proposal this spring.

Patients' Rights Legislation

The United States Congress has considered several versions of patients' rights legislation in previous sessions. Though no bill has been introduced in the 108th Congress, it is likely to be an issue considered later in the session. This legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Depending on the final form of any patients' rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries' receipt of benefits as a result of our medical necessity or other coverage determinations. There are significant differences between the Senate, House of Representatives and the Bush Administration's position, which could again delay any final bill. We cannot predict whether patients' rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

Other Fraud and Abuse Laws

Investigating and prosecuting health care fraud and abuse has become a top priority for law enforcement entities. The funding of such law enforcement efforts has increased in the past few years and these increases are expected to continue. The focus of these efforts has been directed at participants in public government health care programs such as Medicaid. These regulations and contractual requirements applicable to participants in these programs are complex and changing. We have re-emphasized our regulatory compliance efforts for these programs, but ongoing vigorous law enforcement and the highly technical regulatory scheme mean that compliance efforts in this area will continue to require substantial resources.

Customers

At December 31, 2002, we served members who received health care benefits through our nine contracts with the regulatory entities in the jurisdictions in which we operate, four of which individually accounted for 10% or more of our revenues for the year ended December 31, 2002, with the largest of these contracts representing approximately 26% of our revenues. We have contracts with the states of Texas, Maryland and New Jersey which individually account for 10% or more of our revenues. Effective January 1, 2003, we began serving members who receive health benefits through an additional seven contracts with the regulatory entities in Florida.

Employees

As of December 31, 2002, we had approximately 1,900 employees. Our employees are not represented by a union. We believe our relationships with our employees are good. We added approximately 400 additional employees effective January 1, 2003 from the acquisition of PHP in Florida.

Available Information

We file annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the United States Securities and Exchange Commission ("SEC"). We make available free of charge on or through our website at http://www.amerigroupcorp.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Further, we will provide, without charge upon written request, a copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Investor Relations, Amerigroup Corporation, 4425 Corporation Lane, Virginia Beach, VA 23462.

ITEM 2. *Properties*

We do not own any real property. We lease office space in Virginia Beach, Virginia, where our headquarters are located, and in each of the health plan locations. We are obligated by various insurance and Medicaid regulatory authorities to have offices in the service areas where we provide Medicaid benefits.

ITEM 3. *Legal Proceedings*

We are from time to time the subject matter of, or involved in, legal proceeding including claims for reimbursements by providers. We believe that any liability or loss resulting from such matters will not have a material adverse effect on our financial position or results of operations.

ITEM 4. *Submission of Matters to a Vote of Security Holders.*

None.

Executive Officers of the Company

Our executive officers, their ages and positions as of February 28, 2003, are as follows:

Name	Age	Position
Jeffrey L. McWaters	46	Chairman of the Board of Directors and Chief Executive Officer
Scott M. Tabakin	44	Senior Vice President, Chief Financial Officer
Lorenzo Childress, Jr., M.D.	56	Senior Vice President, Chief Medical Officer
Theodore M. Wille, Jr.	55	Senior Vice President, Chief Operating Officer
Sherri E. Lee	51	Senior Vice President, Treasurer
Stanley F. Baldwin	54	Senior Vice President, General Counsel and Secretary
James E. Hargroves	60	Senior Vice President, Corporate Development
Herman Wright	49	Senior Vice President, Chief Marketing Officer
Catherine S. Callahan	45	Senior Vice President, Administrative Services
Kathleen K. Toth	41	Senior Vice President, Chief Accounting Officer
Scott S. Pickens	49	Senior Vice President, Chief Information Officer
Nancy L. Grden	51	Senior Vice President, Planning and Development
John E. Littel	38	Vice President, Government Relations

Jeffrey L. McWaters has been our Chairman of the Board of Directors and Chief Executive Officer since he founded our company in December 1994. From 1991 to 1994, Mr. McWaters served as President and Chief Executive Officer of Options Mental Health, a national managed behavioral health care company and prior to that, in various senior operating positions with EQUICOR-Equitable HCA Corporation and CIGNA HealthCare. Mr. McWaters is a member of the Board of Visitors of the College of William and Mary and a director of the American Association of Health Plans.

Scott M. Tabakin joined us as our Chief Financial Officer in 2001. Prior to joining us, Mr. Tabakin was Executive Vice President and Chief Financial Officer of Beverly Enterprises, Inc., a publicly traded health care company, from 1996 to 2001. Mr. Tabakin served in various other senior officer positions at Beverly Enterprises Inc. from 1992 to 1996. Mr. Tabakin is a certified public accountant.

Lorenzo Childress, Jr., M.D. has served as our Chief Medical Officer since 1995. From 1992 to 1995, Dr. Childress was the Chief Operating Officer and Medical Director of Metro Medical Group, an indirect wholly-owned subsidiary of the Henry Ford Health System.

Theodore M. Wille, Jr. has served as our Chief Operating Officer since 1996. Mr. Wille served as Chief Operating Officer for the managed care division of Sentara Health System, a private health care system in Virginia, from 1991 until 1994 and President of Optima Health Plan from 1988 to 1996. Effective December 31, 2003, Mr. Wille intends to resign his position as COO and retire.

Stanley F. Baldwin has served as our General Counsel and Secretary since 1997. From 1994 to 1997, Mr. Baldwin was a Managing Director for Covington Group L.C., a private company that provided legal, management and other consulting services to indemnity insurance, managed care and health care provider clients. Prior to that, Mr. Baldwin held senior officer and General Counsel positions with EPIC Healthcare Group, Inc., EQUICOR-Equitable HCA Corporation and CIGNA Healthplans, Inc. Mr. Baldwin is a member of the Bar of Tennessee and the Bar of Texas.

Sherri E. Lee joined us in 1998 as our Chief Financial Officer and Treasurer. In 2001, Ms. Lee resigned her position as Chief Financial Officer, but continues to serve as Treasurer. Prior to joining us, Ms. Lee was an adjunct instructor with Front Range Community College in Colorado from 1995 to 1998. Ms. Lee served as

Executive Vice President-Finance of Pharmacy Corporation of America from 1991 to 1995. Prior to that, Ms. Lee was Senior Vice President and Controller for Beverly Enterprises, Inc. Ms. Lee is a certified public accountant.

James E. Hargroves has served as our head of Corporate Development since joining us in 1996. From 1994 to 1996, Mr. Hargroves was the President, founder and principal of Waterline Advisory Group, Inc., a corporate intermediary firm that provided merger and acquisition advisory services to health-related businesses, insurers, physicians and others.

Herman Wright joined us in 1998 as our Chief Marketing Officer. Prior to joining us, Mr. Wright served as the Vice President, Sales and Marketing for United Healthcare, Central Region, from 1995 to 1998.

Catherine S. Callahan joined us in 1999 and serves as our head of Administrative Services. From 1991 to 1999, Ms. Callahan was Chief Administrative Officer of FHC Health System.

Kathleen K. Toth joined us in 1995 and serves as our Chief Accounting Officer. Prior to joining us, Ms. Toth was the Vice President of Service Operations at Options Mental Health from 1992 to 1995. Ms. Toth also worked for CIGNA Healthplan of Texas, Inc. as Director of Financial Services and for EQUICOR Health Plan of Florida as a Controller from 1987 to 1992. Ms. Toth is a certified public accountant.

Scott S. Pickens joined us in 2000 as our Chief Information Officer. Prior to joining, he served as Corporate Chief Information Officer of Health Answers, Inc. from April 1999 to June 2000, and as Chief Operating Officer for Consortium Health Plans from January 1995 to April 1999.

Nancy L. Grden joined us as our head of Planning and Development in 2001. Prior to joining us, Ms. Grden served as President and Founder of Avenir, LLC, a consulting firm specializing in new ventures, and as Chief Executive Officer for Lifescape, LLC, a web-based workplace services company, from 1998 to 2000. She previously served as Executive Vice President and Chief Marketing Officer for ValueOptions, a national managed behavioral health care company, from 1992 to 1998.

John E. Littel joined us in 2001 as our Vice President for Government Relations. Mr. Littel has served in a variety of positions in federal and state governments, including as Deputy Secretary of Health and Human Resources for the Commonwealth of Virginia, where he was responsible for the state's welfare reform and health care initiatives. Mr. Littel is a member of the Bar of Pennsylvania.

PART II

ITEM 5. *Market for Our Common Equity and Related Stockholder Matters.*

Effective January 3, 2003, the Common Stock of AMERIGROUP trades on the New York Stock Exchange (NYSE) under the symbol "AGP." Prior to trading on the NYSE, the Common Stock was traded on the Nasdaq National Market since our initial public offering (IPO) on November 6, 2001. Prior to the IPO, there was no established public trading market for any of our securities.

The following table sets forth, for the periods indicated, the range of high and low closing sales price for the Common Stock as reported on the Nasdaq National Market.

	High	Low
2001		
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter (from November 6, 2001)	$21.80	$18.10
2002		
First Quarter	$29.50	$21.00
Second Quarter	$35.10	$23.60
Third Quarter	$33.55	$22.68
Fourth Quarter	$33.79	$26.39
December 31, 2002 Closing Sales Price	$30.31	

On February 28, 2003, the last reported sales price of the Common Stock was $25.69 per share as reported on the NYSE. As of February 28, 2003, we had approximately 68 shareholders of record.

We have never paid or declared any cash dividends on our Common Stock and do not expect to pay cash dividends in the foreseeable future.

In 2002, we issued options to purchase 1,077,893 shares of common stock to employees. All of these options were granted under AMERIGROUP's 2000 Equity Incentive Plan, and were issued in reliance on Rule 701 under the Securities Act.

Use of Proceeds from Initial Public Offering

On November 9, 2001, we completed our initial public offering of 4,985,000 shares of common stock, including an over-allotment issuance of 585,000 shares. In addition, Jeffrey McWaters, as selling stockholder, sold 75,000 shares upon exercise of the over-allotment option. The shares of common stock sold in the offering were registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-1, Registration number 333-37410, which was declared effective by the Securities and Exchange Commission on November 5, 2001. All of the 4,985,000 shares sold by AMERIGROUP, and the 75,000 shares sold by Mr. McWaters, were sold at a price of $17.00 per share. We did not receive any of the proceeds from the sale of Mr. McWaters' shares. We received proceeds from the offering of approximately $77.2 million, net of $7.5 million in fees and expenses. We used proceeds from the offering to repay the balance of our long-term debt facility of approximately $4.4 million and to redeem the Series E mandatorily redeemable preferred stock for approximately $13.3 million. We have subsequently used proceeds from the offering to purchase certain assets of MethodistCare, Inc.'s Houston, Texas Medicaid line of business for approximately $1.2 million. In June 2002, we acquired certain assets of Capital Community Health Plan's Medicaid line of business in Washington, D.C. for $7.0 million. The balance of approximately $51.3 million was placed in an escrow along with additional company funds at December 31, 2002 for the acquisition of PHP, which became effective January 1, 2003.

Banc of America Securities LLC, UBS Warburg LLC, CIBC World Markets Corp. and Stephens Inc. acted as representatives of the underwriters for the offering. Simultaneous with the consummation of the offering, each outstanding share of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock automatically converted into common stock, resulting in an additional 12,607,880 shares of common stock. Additionally, 1,123,823 shares of common stock were issued upon the exercise of all of the outstanding Series E warrants.

Forward-looking Statements

This Annual Report on Form 10-K, and other information we provide from time to time, contains certain "forward-looking" statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected future financial position, membership, results of operations or cash flows, our continued performance improvements, our ability to service our debt obligations and refinance our debt obligations, our ability to finance growth opportunities, our ability to respond to changes in government regulations and similar statements including, without limitation, those containing words such as "believes," "anticipates," "expects," "may," "will," "should," "estimates," "intends," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors:

- national, state and local economic conditions, including their effect on the rate increase process, timing of payments, as well as their effect on the availability and cost of labor, utilities and materials;
- the effect of government regulations and changes in regulations governing the health care industry, including our compliance with such regulations and their effect on certain of our unit cost and our ability to manage our medical costs;
- changes in Medicaid payment levels and methodologies and the application of such methodologies by the government;
- liabilities and other claims asserted against the company;
- our ability to attract and retain qualified personnel;
- our ability to maintain compliance with all minimum capital requirements;
- the availability and terms of capital to fund acquisitions and capital improvements;
- the competitive environment in which we operate;
- our ability to maintain and increase membership levels; and
- demographic changes.

Investors should also refer to the section entitled "Risk Factors" following section 7A entitled "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of risk factors. Given these risks and uncertainties, we can give no assurances that any forward-looking statements will, in fact, transpire and, therefore, caution investors not to place undue reliance on them.

ITEM 6. *Selected Financial Data*

The following selected consolidated financial data should be read in connection with the financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Form 10-K. Selected financial data as of and for each of the years in the five-year period ended December 31, 2002 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants.

	Year ended December 31,				
	2002	2001	2000	1999(a)	1998
	(Dollars in thousands, except per share data)				
Statements of Operations Data:					
Revenues:					
Premium	$ 1,152,636	$ 880,510	$ 646,408	$ 392,296	$186,790
Investment income	8,026	10,664	13,107	6,404	3,389
Total revenues	1,160,662	891,174	659,515	398,700	190,179
Expenses:					
Health benefits	933,591	709,034	523,566	334,192	155,877
Selling, general and administrative	133,409	109,822	85,114	52,846	29,166
Depreciation and amortization	13,149	9,348	6,275	3,635	1,197
Interest	791	763	781	811	483
Total expenses	1,080,940	828,967	615,736	391,484	186,723
Income before income taxes	79,722	62,207	43,779	7,216	3,456
Income tax (expense) benefit	(32,686)	(26,127)	(17,687)	4,100	—
Net income	47,036	36,080	26,092	11,316	3,456
Accretion of redeemable preferred stock dividends	—	(6,228)	(7,284)	(7,284)	(6,126)
Net income (loss) attributable to common stockholders	$ 47,036	$ 29,852	$ 18,808	$ 4,032	$ (2,670)
Basic net income (loss) per share	$ 2.33	$ 8.08	$ 23.62	$ 7.11	$ (5.07)
Weighted average number of shares outstanding	20,177,728	3,694,844	796,409	567,146	526,651
Diluted net income (loss) per share	$ 2.19	$ 2.08	$ 1.55	$ 0.66	$ (5.07)
Weighted average number of shares and potential dilutive common shares outstanding	21,469,422	16,649,721	15,818,175	14,695,324	526,651

	December 31,				
	2002	2001	2000	1999(a)	1998
	(Dollars in thousands)				
Balance Sheet Data:					
Cash and cash equivalents and short and long-term investments	$ 306,935	$ 301,837	$ 189,325	$ 166,218	$ 86,987
Total assets	578,484	406,942	268,126	222,321	101,369
Long-term debt (including current portion)	50,000	—	6,177	8,010	10,000
Total liabilities	339,103	223,426	185,191	166,426	78,551
Redeemable preferred stock	—	—	78,190	70,906	59,422
Stockholders' equity (deficit)	239,381	183,516	4,745	(15,011)	(36,604)

(a) Membership increased from 113,000 at December 31, 1998 to 268,000 at December 31, 1999 due to the purchase of the Maryland and the District of Columbia Medicaid contract rights and related assets from Prudential Health Care, adding approximately 91,000 members (which was accounted for as a purchase) with the balance of the increase due to internal growth from existing contracts.

ITEM 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

Overview

We are a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs, including Medicaid, SCHIP and FamilyCare. We were founded in December 1994 with the objective to become the leading managed care organization in the United States focused on serving people who receive these types of benefits.

The following table sets forth the approximate number of our members in each of our service areas for the periods presented.

Market	December 2002	2001	2000	1999	1998
Houston	139,000	100,000	57,000	40,000	42,000
Dallas	84,000	64,000	42,000	34,000	—
Fort Worth	73,000	50,000	40,000	33,000	23,000
New Jersey	99,000	88,000	57,000	46,000	38,000
Maryland	125,000	118,000	95,000	83,000	—
District of Columbia	37,000	13,000	13,000	12,000	—
Chicago	34,000	39,000	29,000	20,000	10,000
Total	591,000	472,000	333,000	268,000	113,000

Effective January 1, 2003, we acquired the outstanding stock of PHP Holdings, Inc. and its subsidiary Physicians Healthcare Plans, Inc (together PHP). With the acquisition of PHP, we began providing our products to approximately 193,000 additional members located in three Flordia markets, Tampa, Orlando and Ft. Lauderdale/Miami.

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition

We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We generally receive premiums in advance of providing services, and recognize premium revenue during the period in which we are obligated to provide services to our members consistent with industry standards. We also generate revenues from investments. We generally receive a fixed premium per member per month to provide health care benefits to our members pursuant to our contracts in each of our markets. In our Texas, New Jersey, Maryland and the District of Columbia markets we receive payments under each state's obstetric delivery supplements program. Upon delivery of a newborn, each state is invoiced a predetermined amount according to our contract. We recognize revenue in the period in which the birth occurs. Any amounts that have not been received from the state by the end of the period remain on the balance sheet classified as premium receivables.

Estimating health benefits expense and claims payable

Our results of operations depend on our ability to effectively manage expenses related to health benefits as well as our ability to accurately predict costs incurred in recording the amounts in our consolidated financial statements. Expenses related to health benefits have two components: direct medical expenses and medically related administrative costs. Direct medical expenses include fees paid to hospitals, physicians and providers of

ancillary medical services, such as pharmacy, laboratory, radiology, dental and vision. Medically related administrative costs include expenses related to services such as health promotion, quality assurance, case management, disease management and 24-hour on-call nurses. Direct medical expenses also include estimates of medical expenses incurred but not yet reported, or IBNR. For the year ended December 31, 2002, approximately 94.1% of our direct medical payments related to fees paid on a fee-for-service basis to our primary care physicians, specialist physicians and ancillary providers, including fees paid to third party vendors for ancillary services such as pharmacy, mental health, dental and vision benefits. The balance related to fees paid on a capitation, or per member, basis. Primary care and specialist physicians not paid on a capitated basis are paid on a maximum allowable fee schedule set forth in the contracts with our providers. We reimburse hospitals on a negotiated fixed dollar amount per day or an agreed upon percent of their standard charges. In Maryland, the state sets the amount reimbursed to hospitals.

Monthly, we estimate our IBNR based on a number of factors, including authorization data and prior claims experience. Authorization data is information captured in our medical management system, which identifies services requested by providers or members. The medical cost related to these authorizations is estimated by pricing the approved services using contractual or historical amounts adjusted for known variables such as historical claims trends. These estimated costs are included as a component of IBNR. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in claims payment patterns, membership, products, and authorization trends. In addition, claims processing costs are accrued based on an estimate of the costs necessary to process unpaid claims. These estimates are adjusted as more information becomes available, and as adjustments are made, differences are included in current operations. We utilize the services of independent actuarial consultants who are contracted to review our estimates quarterly. The balance of claims payable is significant in relation to the consolidated financial statements. Judgments are made based on knowledge and experience about past and current events and assumptions about future events. There is a likelihood that actual results could be materially different if different assumptions or conditions prevail.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Medical claims payable as of January 1	$180,346	$150,462	$114,372
Health benefits expenses incurred during period:			
Related to current year	988,628	768,519	560,289
Related to prior years	(55,037)	(59,485)	(36,723)
Total Incurred	933,591	709,034	523,566
Health benefits payments during period:			
Related to current year	803,432	597,332	419,897
Related to prior years	108,075	81,818	67,579
Total Payments	911,507	679,150	487,476
Medical claims payable as of December 31	$202,430	$180,346	$150,462

Changes in estimates of incurred claims for prior years recognized during 2002, 2001, and 2000 were attributable to lower than anticipated utilization of medical services.

We believe that the amount of claims payable is adequate to cover our ultimate liability for unpaid claims as of December 31, 2002; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2002 estimates of claims payable and actual

claims payable, net income for the year ended December 31, 2002 would increase or decrease by approximately $1.2 million and diluted earnings per share would increase or decrease by approximately $0.06 per share.

Results of Operations

The following table sets forth selected operating ratios for each year in the three year period ending December 31, 2002. All ratios, with the exception of the health benefits ratio, are shown as a percentage of total revenues.

	2002	2001	2000
Premium revenue	99.3%	98.8%	98.0%
Investment income	0.7	1.2	2.0
Total revenues	100.0%	100.0%	100.0%
Health benefits(1)	81.0%	80.5%	81.0%
Selling, general and administrative expenses	11.5%	12.3%	12.9%
Income before income taxes	6.9%	7.0%	6.6%
Net income	4.1%	4.0%	4.0%

(1) The health benefits ratio is shown as a percentage of premium revenue because there is a direct relationship between the premium received and the health benefits provided.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues

Premium revenue for the year ended December 31, 2002 increased $272.1 million, or 30.9%, to $1,152.6 million from $880.5 million for the year ended December 31, 2001. The increase was principally due to internal growth in overall membership and to a lesser extent, the acquisition of the Medicaid contracts and related assets of Humana's Houston, Texas business in August 2001 (15,000 members), MethodistCare's Houston, Texas business in January 2002 (11,000 members) and the acquisition of the Medicaid line of business of Capital Community Health Plan of Washington, D.C. in July 2002 (23,000 members). Total membership increased 25.2% to 591,000 as of December 31, 2002 from 472,000 as of December 31, 2001.

Investment income decreased $2.6 million to $8.0 million for the year ended December 31, 2002. The decrease in investment income is primarily due to the continued decline in market interest rates and increased levels of tax-advantaged securities partially offset by an increase in overall cash and investments levels throughout the year. Cash and investments levels have primarily increased due to proceeds from our initial public offering, cash generated from operations and increases in the amount of premiums received versus the timing of the payment of the related health benefits.

Health Benefits

Expenses relating to health benefits for the year ended December 31, 2002 increased $224.6 million, or 31.7%, to $933.6 million from $709.0 million for the year ended December 31, 2001. The increase was primarily due to the increase in membership. The health benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2002 was 81.0% compared to 80.5% in 2001. The slight increase in the health benefits ratio is primarily due to variations in levels of seasonality from 2001 to 2002 and changes in the mix of members by product.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $23.6 million to $133.4 million for the year ended December 31, 2002 compared to $109.8 million in 2001. The increase in selling, general and administrative expenses was primarily due to an increase in wages and related expenses for additional staff to support our increased membership, expenses related to the implementation and closing of our acquisition of PHP in Florida,

expenses related to implementation of the Health Insurance Portability and Accountability Act (HIPAA) as well as expenses related to market development activities. Our selling, general and administrative expense ratio to revenue was 11.5% and 12.3% for the year ended December 31, 2002 and 2001, respectively. The decrease in the ratio was a result of economies of scale and of fixed costs being spread over a larger membership base.

Interest expense

Interest expense was $791,000 and $763,000 for the years ended December 31, 2002 and 2001, respectively.

Provision for income taxes

Income tax expense for 2002 was $32.7 million with an effective tax rate of 41.0% as compared to $26.1 million in 2001 and an effective tax rate of 42%. The effective tax rate decreased in 2002 due primarily to increased levels of investments in tax-advantaged securities.

Net income

Net income for 2002 rose $10.9 million to $47.0 million, or $2.19 per diluted share, compared to $36.1 million, or $2.08 per diluted share in 2001. Diluted earnings per share rose only 5.3% as compared to an increase in net income of 30.2% due to the increase in shares outstanding which is primarily the result of the issuance of 4,985,000 shares from our November 2001 initial public offering.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues

Premium revenue for the year ended December 31, 2001 increased $234.1 million, or 36.2%, to $880.5 million from $646.4 million for the year ended December 31, 2000. The increase was principally due to internal growth in overall membership and to a lesser extent, the acquisition of the Medicaid contracts and related assets of Humana's Houston, Texas business in August 2001 (15,000 members). Total membership increased 41.7% to 472,000 as of December 31, 2001 from 333,000 as of December 31, 2000.

Investment income decreased $2.4 million to $10.7 million for the year ended December 31, 2001. The decrease in investment income is primarily due to the continued decline in market interest rates partially offset by an increase in overall cash levels. Cash levels have primarily increased due to proceeds from our initial public offering, cash generated from operations and increases in the amount of premiums received versus the timing of the payment of the related health benefits.

Health Benefits

Expenses relating to health benefits for the year ended December 31, 2001 increased $185.4 million, or 35.4%, to $709.0 million from $523.6 million for the year ended December 31, 2000. The increase was primarily due to the increase in membership. The health benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2001 was 80.5% compared to 81.0% in 2000. The decrease in the health benefits ratio is primarily the result of a favorable impact of shifting high cost cases from managed care to fee-for-service in Illinois ($2.8 million expense savings related to health benefits), an increase in revenues resulting from the receipt of an HIV/AIDS supplemental payment from the State of Maryland as well as a change in our membership by product to include more SCHIP members than in prior years. This favorable impact was substantially offset by a normal incidence of respiratory conditions and influenza in the first quarter of 2001 as compared to a lower incidence in the first quarter of 2000.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $24.7 million to $109.8 million for the year ended December 31, 2001 compared to $85.1 million in 2000. The increase in selling, general and administrative

expenses was primarily due to an increase in wages and related expenses for additional staff to support our increased membership. Our selling, general and administrative expense ratio to revenue was 12.3% and 12.9% for the year ended December 31, 2001 and 2000, respectively. The decrease in the ratio was a result of economies of scale and of fixed costs being spread over a larger membership base.

Interest expense

Interest expense was $763,000 and $781,000 for the years ended December 31, 2001 and 2000, respectively.

Provision for income taxes

Income tax expense for 2001 was $26.1 million with an effective tax rate of 42.0% as compared to $17.7 million in 2000 and an effective tax rate of 40.4%. The effective tax rate increased in 2001 due primarily to an increase in non-deductible expenses.

Net income

Net income for 2001 was $36.1 million, or $2.08 per diluted common share, compared to $26.1 million, or $1.55 per diluted common share for 2000.

Selected Quarterly Operating Results

The following table sets forth unaudited quarterly results of our operations for each of the quarters in the years ended December 31, 2002 and 2001. This information has been prepared on the same basis as the consolidated financial statements and, in the opinion of our management, reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly operating results are not necessarily indicative of future results of operations. This data should be read in conjunction with our consolidated financial statements and related notes included in this Form 10-K.

	Three Months Ended			
2002	**March 31**	**June 30**	**September 30**	**December 31**
Premium revenue	$ 270,842	$ 276,821	$ 297,025	$ 307,948
Health benefits expense	223,001	221,481	240,407	248,702
Selling, general and administrative expenses	29,921	32,318	33,927	37,243
Income before income taxes	16,986	21,662	21,102	19,972
Net income	9,886	12,916	12,450	11,784
Net income per common diluted share	0.47	0.60	0.58	0.54
Weighted average number of shares and dilutive potential shares outstanding	21,244,538	21,493,134	21,478,501	21,661,514

	Three Months Ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Premium revenue	$ 185,685	$ 209,145	$ 236,642	$ 249,038
Health benefits expense	150,692	163,703	192,485	202,154
Selling, general and administrative expenses	24,098	28,112	27,442	30,170
Income before income taxes	12,001	17,594	16,543	16,069
Net income	7,081	10,084	9,595	9,320
Net income per common diluted share	0.42	0.61	0.58	0.48
Weighted average number of shares and dilutive potential shares outstanding	15,897,118	15,889,397	15,985,161	18,794,357

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, short and long-term investments, cash flow from operations and borrowings under our credit facility. As of December 31, 2002, we had cash and cash equivalents of $208.0 million, short and long-term investments of $99.0 million and restricted investments on deposit for licensure of $29.6 million. As of December 31, 2002, there was $50 million outstanding on our $75 million credit facility.

On November 9, 2001, we completed our initial public offering of 4,985,000 shares of common stock including an over-allotment issuance of 585,000 shares at a price per share of $17.00. We received net proceeds from the offering of approximately $77.2 million. In conjunction with the offering, all Series A, B, C and D preferred stock in the aggregate was converted into 12,607,880 shares of common stock. We used proceeds from the offering to repay the balance of our long-term debt facility of approximately $4.4 million and to redeem our Series E mandatorily redeemable preferred stock for approximately $13.3 million. In addition, 1,123,823 shares of common stock were issued upon the exercise of all outstanding Series E warrants.

Cash from operations was $117.4 million for the year ended December 31, 2002 compared to $71.8 million for the year ended December 31, 2001. The increase in cash from operations is primarily due to increases in membership, improvements to operating margins and the impact of a prepayment of revenue received in 2002 attributable to operations in 2003. As of December 31, 2002, we had working capital including long-term investments of $75.5 million as compared to $122.5 million at December 31, 2001 due primarily to the placement of cash in escrow for the acquisition of PHP in the amount of $74.1 million. Our minimum lease payments under all noncancelable operating leases are $8.3 million for 2003.

Cash used in investing activities increased to $143.5 million for the year ended December 31, 2002 from $78.1 million for the year ended December 31, 2001. The increase in cash used in investing activities was primarily due to an escrow deposit in connection with the acquisition of PHP and related costs of $124.1 million as well as purchases of property, equipment and software of $20.7 million. We anticipate that our 2003 purchases of property and equipment and software will be approximately $35 million.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2002, our investment portfolio consisted primarily of fixed-income securities. The average maturity is less than nine months. We utilize investment vehicles such as municipal bonds, commercial paper, U.S. government backed agencies, and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield as of December 31, 2002 was approximately 2.02%.

On August 22, 2002, we entered into a definitive agreement to acquire the common stock of PHP Holdings, Inc. and its subsidiary, Physicians Healthcare Plans, Inc. (together PHP). The acquisition became effective January 1, 2003. The total acquisition price was approximately $124.1 million, including acquisition costs. We did not acquire PHP's CarePlus Health Plan, spun off from PHP at the end of 2002, which will continue to serve its Medicare and commercial lines of business. The cash purchase price of approximately $123 million was placed in escrow at December 31, 2002. Approximately $50 million of the cash purchase price was financed through our existing credit facility with the balance funded through available unrestricted cash. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $116.5 million includes $9.0 million of identifiable intangibles allocated to the membership purchased and a non-compete agreement. With the adoption of Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangibles* (SFAS 142), goodwill and other intangibles assets with indefinite useful lives are no longer amortized, but instead subject to impairment tests. Identifiable intangibles with definite useful lives are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years. The estimated acquisition cost allocation between goodwill and identifiable intangible assets is $107.5 million and $9.0 million, respectively. We have not yet finalized our fair value analysis, therefore, the allocation of the purchase price is subject to refinement. As of January 1, 2003, PHP served approximately 193,000 Medicaid and SCHIP members in 12 counties of three Florida metropolitan areas of Orlando, Tampa and Ft. Lauderdale/ Miami.

Effective July 1, 2002, we purchased the Medicaid line of business of Capital Community Health Plan for approximately $7.0 million including acquisition costs. The assets purchased consisted primarily of CCHP's rights to provide managed care services to its Medicaid members. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $7.0 million includes $423,000 for identifiable intangibles allocated to the membership purchased.

Effective January 1, 2002, we purchased certain assets of MethodistCare, Inc.'s Houston, Texas Medicaid line of business for approximately $1.2 million. The assets purchased primarily consisted of MethodistCare's rights to provide managed care services to its Medicaid members.

Effective August 1, 2001, we purchased certain assets of Humana's Houston, Texas Medicaid line of business for approximately $1.0 million. The assets purchased primarily consisted of Humana's rights to provide managed care services to its Medicaid members.

Cash provided by financing activities was $50.2 million and $57.6 million for the year ended December 31, 2002 and December 31, 2001, respectively. Cash provided by financing activities in 2002 consisted primarily of proceeds from our revolving credit facility of $50 million compared to 2001, which included proceeds from the offering partially offset by principal payments on our long-term debt facility and the redemption of our Series E preferred stock. Our minimum lease payments under all capital leases are $5.0 million for 2003.

On December 14, 2001, we entered into a $60 million revolving credit facility, with three banks. In July 2002, a fourth bank was added, thereby increasing the revolving credit facility to $75 million. The proceeds of the facility will be available for general corporate purposes, including, without limitation, permitted acquisitions. The facility will accrue interest at one of the following rates, at our option: LIBOR plus the applicable margin or an alternate bank rate plus the applicable margin. The applicable margin for LIBOR borrowings is between 2.00% and 2.50% and the applicable margin for alternate base rate borrowings is between 1.00% and 1.50%. The applicable margin will vary depending on our leverage ratio. The facility is secured by substantially all of the assets of AMERIGROUP Corporation, including the stock of its subsidiaries. There is a commitment fee of 0.50% on the unused portion of the credit facility. The credit facility matures December 14, 2004. As of December 31, 2002, there was $50 million outstanding under the credit facility at a rate of 3.4%, which represents LIBOR plus 2.0%.

Our subsidiaries are required to maintain minimum statutory capital requirements prescribed by various jurisdictions, including the departments of insurance in each of the states in which we operate. As of December 31, 2002, our subsidiaries were in compliance with all minimum statutory capital requirements. We believe that we will continue to be in compliance with these requirements for the next twelve months.

At December 31, 2002, we served members who received health care benefits through nine contracts with the regulatory entities in the jurisdictions in which we operated, four of which individually accounted for 10% or more of our revenues for the year ended December 31, 2002, with the largest of these contracts representing approximately 26% of our revenues. If any of our contracts were not renewed or were terminated for cause or if we were to lose a contract in a re-bidding process, our business would suffer. With the acquisition of PHP on January 1, 2003, we serve members who receive health care benefits through a total of sixteen contracts with the regulatory entities.

We believe that internally generated funds and available funds under our revolving credit facility will be sufficient to support continuing operations, capital expenditures and our growth strategy for at least 12 months.

Recent Accounting Pronouncements

In December 2002, Statement of Financial Accounting Standards No. 148, *Stock-Based Compensation* (SFAS No. 148), was issued which amends Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (SFAS No. 123) and provides guidance on transition to voluntary adoption of SFAS No. 123 and disclosure when using SFAS No. 123 or APB Opinion No. 25. We have adopted SFAS No. 148. We continue to apply APB Opinion No. 25 in accounting for our stock plans.

In November 2002, FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and*

107 and Rescission of FASB Interpretations No. 34 (FIN No. 45), was issued. We have adopted the disclosure requirements of FIN 45 as required for fiscal years ending after December 15, 2002 and will adopt the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a material impact on our financial condition or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146), which addresses the financial accounting and reporting of costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 is effective prospectively after December 31, 2002. Our management does not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

Regulatory Capital and Dividend Restrictions

Our operations are conducted through our wholly-owned subsidiaries, which include HMOs and one managed care organization, or MCO. HMOs and MCOs are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

As of December 31, 2002, our subsidiaries had aggregate statutory capital and surplus of approximately $65.8 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $29.5 million.

The National Association of Insurance Commissioners, or NAIC, has adopted rules which, to the extent that they are implemented by the states, will set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for healthcare coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies became effective as of December 31, 1998. The new HMO rules, which may vary from state to state, are currently being considered for adoption. Illinois and Texas adopted various forms of the rules as of December 31, 1999 and 2000, respectively. Maryland adopted risk-based capital rules for MCOs as of December 31, 2001. However, Maryland exempted all MCOs from the rules for the years ended December 31, 2001 and 2002. New Jersey and Florida have not yet adopted risk-based capital. The NAIC's HMO rules, if adopted by other states in their proposed form, may increase the minimum capital required for our subsidiaries.

Inflation

Although the general rate of inflation has remained relatively stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases.

Compliance Costs

The federal regulations promulgated under HIPAA relating to privacy, standard transactions and security were issued in proposed form in 1998. Final regulations were subsequently issued with compliance dates of April 2003 for privacy, October 2003 for transactions and April 2005 for security. The final security rule was issued in

February 2003 and we have not fully assessed the cost of complying with these regulations. The fact that either state or federal rules may supersede the other depending on the nature of the particular requirement will require interpretations for which there is likely to be little precedent. We have completed an assessment of the programs and systems that we will need to implement in order to comply with the new privacy regulations by April 2003. In order to comply with the requirements, we will be required to employ additional or different programs and systems. We had expenditures of approximately $2.5 million on HIPAA compliance in 2002 and expect an additional $4.0 million in 2003. We expect to be fully compliant by the required compliance dates. Further, compliance with these regulations are requiring changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations.

ITEM 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

As of December 31, 2002 we had short-term investments of $27.6 million and long-term investments of $71.4 million. These investments consist of highly liquid investments with maturities between three and twenty-four months. These investments are subject to interest rate risk and will decrease in value if market rates increase. Credit risk is managed by investing in money market funds, U.S. Treasury securities, cash escrow accounts, asset-backed securities, debt securities of government sponsored entities, municipal bonds and auction rate securities. Our investment policies are subject to revision based upon market conditions and our cash flow and tax strategies, among other factors. We have the ability to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

RISK FACTORS

Risks related to being a regulated entity

Changes in government regulations designed to protect providers and members rather than our stockholders could force us to change how we operate and could harm our business.

Our business is extensively regulated by the states in which we operate and by the federal government. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than stockholders. Congress is currently considering legislation to reform Medicaid. We cannot predict what impact such legislation, if adopted, would have on our business. Changes in existing laws and rules, the enactment of new laws and rules and changing interpretations of these laws and rules could, among other things:

- force us to change how we do business,
- restrict revenue and enrollment growth,
- increase our health care and administrative costs,
- impose additional capital requirements, and
- increase or change our liability.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, it may negatively affect our business strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If the regulators were to deny our subsidiaries' requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

Regulations may limit the extent to which we can increase our profits as a percentage of revenues.

Our New Jersey and Maryland subsidiaries are subject to minimum medical expense levels as a percentage of premium revenue. In New Jersey, contractual sanctions may be imposed if these levels are not met. In addition, our Texas plans are required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements and additional requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues, which may harm our operating results. We have been required, and may in the future be required, to make payments to the states as a result of not meeting these expense and profit levels.

Our failure to comply with government regulations could subject us to civil and criminal penalties and limitations on our profitability.

Violation of the laws or regulations governing our operations could result in the imposition of sanctions, the cancellation of our contracts to provide services, or in the extreme case, the suspension or revocation of our licenses. For example, in two markets in which we operate we are required to spend a minimum percentage of our premium revenue on medical expenses. In one market, if we fail to comply with this requirement, we could be required to pay monetary damages. Additionally, we could be required to file a corrective plan of action with the state and we could be subject to further fines and additional corrective measures if we did not comply with the corrective plan of action. In the other market, our failure to comply could affect future rate determinations. These regulations may limit the profits we can obtain.

In the past we have been subject to sanctions as a result of violations of marketing regulations and timeliness of payment requirements. For example, in August 2000, our Chicago, Illinois plan was notified by the Illinois Department of Public Aid, or IDPA, that its Office of Inspector General had commenced an investigation

of allegations of misrepresentation and fraud by marketing representatives employed by our plan. We developed a corrective action plan to identify and correct past marketing improprieties and to reduce the likelihood of future violations, which has been approved by IDPA and implemented. Under our contract with IDPA, sanctions could be imposed, ranging from $5,000 to $25,000, and/or our right to enroll members could be suspended for a period of time, if the allegations are substantiated. We do not know if we will be informed as to when the investigation has been completed.

While we have not been subject to any fines or violations that were material, we cannot assure you that we will not become subject to material fines or other sanctions in the future. If we became subject to material fines or if other sanctions or other corrective actions were imposed upon us, our ability to continue to operate our business could be materially and adversely affected.

On October 12, 2001, we responded to a Civil Investigative Demand, or CID, of the HMO industry by the Office of the Attorney General of the State of Texas relating to processing of provider claims. We understand from the Office of the Attorney General that responses were required from the nine largest HMOs in Texas, of which we are the ninth. The other eight are HMOs that primarily provide commercial products. The CID is being conducted in connection with allegations of unfair contracting, delegating and payment practices and violations of the Texas Deceptive Trade Practices—Consumer Protection Act and article 21.21 of the Texas Insurance Code by HMOs. In meetings with representatives of the Attorney General, they agreed that our required response would be limited to providing information relating to our payment of hospital claims only. In addition, based upon our discussions with the Office of the Attorney General, it is our understanding that we are not currently the target of any investigation by that Office. On October 19, 2001 we filed our response to the CID including all information that we believed was required to be produced. On October 26, 2001, we received a request from the Office of the Attorney General that we clarify and supplement certain of our responses. We responded with a second filing on December 21, 2001 and three supplemental filings thereafter. These additional filings were materials provided for classification of the original submission and were not the result of an expansion of the scope of the CID. The Office of the Attorney General could request additional information or clarification which could be costly and time consuming for us to produce.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to health care companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistle blower program. Further, a new regulation promulgated pursuant to HIPAA imposes civil and criminal penalties for failure to comply with the health records privacy standards set forth in the regulation. The Department of Health and Human Services', or HHS', press release related to the new regulation calls on Congress to enact legislation to "fortify" penalties and to create a private right of action under HIPAA. The preamble to the new privacy regulation indicates that HHS intends to issue an enforcement rule related to the Administrative Simplification provisions of HIPAA. Enforcement of the privacy regulations is handled under the Office of Civil Rights.

The federal government has enacted, and state governments are enacting, other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid or other governmental health care programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business.

Compliance with new federal and state rules and regulations may require us to make unanticipated expenditures.

In August 2000, HHS issued a new regulation under HIPAA requiring the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. We are required to comply with the new transactions regulation by October 2003. Also in August 2000, HHS

proposed a regulation that would require health care participants to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. This security regulation, finalized in February 2003, requires compliance by April 2005. In December 2000, HHS issued a new regulation mandating heightened privacy and confidentiality protections under HIPAA which became effective on April 14, 2001 requires compliance by April 2003. However, states may seek exemptions from the requirements of the privacy regulation for certain state laws, and state laws that impose stricter privacy standards than the HIPAA privacy regulation will not be preempted.

In January 2001, the Centers for Medicare & Medicaid Services, or CMS, published new federal regulations regarding Medicaid managed care. On June 14, 2002, CMS published final regulations that replaced the January regulations in their entirety. The final regulations implement requirements of the Balanced Budget Act of 1997 that are intended to give states more flexibility in their administration of Medicaid managed care programs, provide certain new patient protections for Medicaid managed care enrollees, and require states' rates to meet new actuarial soundness requirements. The effective date of the regulation was August 13, 2002 and states must comply with these regulations by August 13, 2003.

The states' ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems may not enable us to comply in all respects with these new regulations. We have completed an assessment of the programs and systems that we will need to implement in order to comply with the new regulations. In order to comply with the regulatory requirements, we will be required to employ additional or different programs and systems. We had expenditures of approximately $2.5 million on HIPAA compliance in 2002 and expect an additional $4.0 million in 2003 to become fully compliant. Further, compliance with these pervasive regulations will require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states. The new regulations and the related costs to comply with the new regulations could have a material adverse effect on our business.

Changes in health care laws may reduce our profitability.

Numerous proposals relating to changes in health care law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. Although some of the recent changes in government regulations, such as the removal of the requirements on the enrollment mix between commercial and public sector membership, have encouraged managed care participation in public sector programs, we are unable to predict whether new laws or proposals will continue to favor or hinder the growth of managed health care.

A recent example is state and federal legislation which would enable physicians to collectively bargain with managed health care organizations. The legislation, as currently proposed, generally contains an exemption for public sector managed health care organizations. If legislation of this type were passed without this exemption, it would negatively impact our bargaining position with many of our providers and might result in an increase in our cost of providing medical benefits.

We cannot predict the outcome of these legislative or regulatory proposals, nor the effect which they might have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements may seriously harm our operations and financial results.

Reductions in Medicaid funding by the states could substantially reduce our profitability.

Most of our revenues come from state government Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of various factors such as defined upper payment limits, a member's

health status, age, sex, county or region, benefit mix and member eligibility categories. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state in the event of unavailability of state funds. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

State governments generally are experiencing budgetary shortfalls. Budget problems in the states in which we operate could result in limited increases or even decreases in the premiums paid to us by the states. In 2002, the state of Illinois, which accounts for approximately 6% of our total membership, reduced the Medicaid premiums it pays to managed care companies due to state budgetary concerns. If Illinois or any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it would have a material negative impact on our profitability.

If state governments do not renew our contracts with them on favorable terms, our business will suffer.

At December 31, 2002, we served members who received health care benefits through nine contracts with the regulatory entities in the jurisdictions in which we operate. Four of these contracts individually accounted for 10% or more of our revenues for the year ended December 31, 2002, with the largest of these contracts representing approximately 26% of our revenues. If any of our contracts were not renewed on favorable terms or were terminated for cause or if we were to lose a contract in a re-bidding process, our business would suffer. Most of our contracts expire in 2003 and have renewal provisions. Termination or non-renewal of any one contract could materially impact our revenues and operating results.

Some of our contracts are subject to a re-bidding process. For example, we are subject to a re-bidding process in each of our three Texas markets and for our SCHIP contracts in each of our three Florida markets. Our Texas markets are re-bid every six years and is scheduled to occur in 2003. In Florida, our SCHIP contracts have staggered contract periods by county and are re-bid every two to four years. Our operating results would suffer as a result of losing a contract through the re-bidding process.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may only mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew its mandated program or the federal government denies the state's application for renewal, our business would suffer as a result of a likely decrease in membership.

We rely on the accuracy of eligibility lists provided by the government. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by the government. A state could require us to reimburse it for premiums paid to us based on an eligibility list that the state later discovers contains individuals who are not in fact eligible for a government sponsored program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. We are also exposed to these risks when we are a subcontractor to parties that rely on government eligibility lists. Our results of operations would suffer as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

Growth in the number of Medicaid beneficiaries during economic downturns could negatively impact our profitability if state budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. However, during such economic downturns, state budgets could decrease, causing states to attempt to cut health care programs, benefits or rates. If state funding were decreased while our membership was increasing, our profitability would be adversely affected.

Acts of terrorism could cause our business to suffer.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. If acts of terrorism were to occur in markets in which we operate our business could possibly suffer. The results of terrorism acts could lead to higher than expected medical costs, network and information technology disruptions, and other related factors beyond our control.

Risks related to our business

Receipt of inadequate premiums would negatively impact our revenues and profitability.

Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract period to facilitate access to health care services as established by the state governments. We have less control over costs related to the provision of health care than we do over our selling, general and administrative expenses. Historically, our expenses related to health benefits as a percentage of premium revenue have fluctuated. For example, our expenses related to health benefits were 81.0% of our premium revenue in 2002, and 80.5% of our premium revenue in 2001. If premiums are not increased and expenses related to health benefits rise, our earnings could be impacted negatively. In addition, our actual health benefits costs may exceed our estimated costs. The premiums we receive under our current contracts may therefore be inadequate to cover all claims, which may cause our profits to decline.

Maryland sets the rates which must be paid to hospitals by all payors. It is possible for the state to increase rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur, or if other states were to take similar actions, our profitability would be harmed.

Our inability to manage medical costs effectively would reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Changes in health care regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of health care services. Although we have been able to manage medical costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems and reinsurance arrangements, we may not be able to continue to manage costs effectively in the future. It is possible that claims previously denied and claims previously paid to non-network providers will be appealed and subsequently reprocessed at different amounts. This would result in an adjustment to claims expense. If our costs for medical services increase, our profits could be reduced, or we may not remain profitable.

Our limited ability to predict our incurred medical expenses accurately could negatively impact our reported results.

Our medical expenses include estimates of IBNR. We estimate our IBNR medical expenses based on a number of factors, including prior claims experience, maturity of markets, complexity of products and stability of

provider networks. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We utilize the services of independent actuaries who are contracted on a regular basis to calculate and review the adequacy of our medical liabilities, in addition to using our internal resources. We cannot be sure that our IBNR estimates are adequate or that adjustments to such IBNR estimates will not harm our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the harm on our results.

We maintain reinsurance to protect us against severe or catastrophic medical claims, but we cannot assure you that such reinsurance coverage will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Difficulties in executing our acquisition strategy could adversely affect our business.

Historically, the acquisition of Medicaid contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. Although we cannot predict our rate of growth as the result of acquisitions with any accuracy, we believe that acquisitions similar in nature to those we have historically executed will be important to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. In addition, many of the sellers are interested in either (1) selling, along with their Medicaid assets, other assets in which we do not have an interest; or (2) selling their companies, including their liabilities, as opposed to just the assets of the ongoing business. Therefore, we cannot be sure that we will be able to complete acquisitions on terms favorable to us or that we can obtain the necessary financing for these acquisitions.

We are currently evaluating proposals to acquire additional businesses. These proposals are at various stages of consideration and we may enter into letters of intent or other agreements relating to these proposals at any time. However, we cannot predict when or whether we will actually acquire these businesses.

We are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain additional regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. There can be no assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

Our current credit facility imposes certain restrictions on acquisitions. We may not be able to meet these restrictions.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate our acquisitions with our existing operations. This may include the integration of:

- additional employees who are not familiar with our operations,
- existing provider networks, which may operate on different terms than our existing networks,
- existing members, who may decide to switch to another health care provider, and
- disparate information and recordkeeping systems.

Accordingly, we may be unable to successfully identify, consummate and integrate future acquisitions or operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. There can be no assurance that incurring expenses to acquire a business will result in the acquisition being consummated. These expenses could impact our selling, general and administrative expense

ratio. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Difficulties implementing acquired businesses could adversely affect our business

Effective January 1, 2003, we entered Florida through the acquisition of PHP Holdings, Inc. and its subsidiary, Physicians Healthcare Plans, Inc. (together PHP). Our profitability depends on our ability to integrate acquired businesses onto our technology platform and apply our operations strategy. Difficulties implementing our strategy in Florida and integrating the PHP business could adversely affect our profitability.

Failure of a new business of ours would negatively impact our results of operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to be able to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The loss of the costs associated with starting up the business could have a significant impact on our results of operations.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

We have experienced rapid growth. In 1996, our first full year of operations, we had $22.9 million of premium revenue. In 2002, we had $1,152.6 million in premium revenue. This increase represents a compound annual growth rate of 92.2%.

Depending on acquisition and other opportunities, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain a substantial number of new and highly-skilled medical, administrative, information technology, finance and other support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to experience rapid growth, our personnel, systems, procedures and controls may be inadequate to support our operations, and our management may fail to anticipate adequately all demands that growth will place on our resources. In addition, due to the initial costs incurred upon the acquisition of new businesses, rapid growth could adversely affect our short-term profitability. If we are unable to manage growth effectively, our business, operating results and financial condition could suffer.

We are subject to competition which impacts our ability to increase our penetration of the markets that we service.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Some of the health plans with which we compete have substantially larger enrollments, greater financial and other resources and offer a broader scope of products than we do.

While many states mandate health plan enrollment for Medicaid eligible participants, the programs are voluntary in other states, such as Illinois. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choice for Medicaid recipients among managed care programs. Voluntary programs and mandated competition will impact our ability to increase our market share.

In addition, in most states in which we operate we are not allowed to market directly to potential members, and therefore, we rely on creating name brand recognition through our community-based programs. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our community-based programs and other promotional activities create brand awareness.

Restrictions and covenants in our new credit facility may limit our ability to take actions.

During 2001, we entered into a Credit and Guaranty Agreement with three banks for a $60 million revolving credit facility. In July 2002, we expanded our credit facility to $75 million by adding a fourth bank. The credit facility is secured by the assets of AMERIGROUP Corporation and by the common stock of its wholly-owned subsidiaries. Pursuant to the Credit and Guaranty Agreement, we must meet certain financial covenants. At December 31, 2002, we were in compliance with such covenants. These financial covenants include meeting certain financial ratios, a limit on annual capital expenditures, and a minimum net worth requirement. As of December 31, 2002, there was $50 million outstanding under the credit facility.

Events beyond our control, such as prevailing economic conditions and changes in the competitive environment, could impair our operating performance, which could affect our ability to comply with the terms of the credit facility. Breaching any of the covenants or restrictions could result in the unavailability of the facility or a default under the credit facility. We cannot assure you that our assets or cash flow will be sufficient to fully repay outstanding borrowings under the credit facility or that we would be able to restructure such indebtedness on terms favorable to us. If we were unable to repay, refinance or restructure our indebtedness under the credit facility, the lenders could proceed against the collateral securing the indebtedness.

The loss of the services of our Chairman of the Board of Directors and Chief Executive Officer would harm our operations.

We are highly dependent on the efforts of Mr. Jeffrey McWaters, our Chairman of the Board of Directors and Chief Executive Officer. Mr. McWaters, as our founder, has been instrumental in developing our mission and forging our relationships with our government client-customers and the communities we serve. We cannot assure you that we will be able to retain Mr. McWaters or attract a suitable replacement or additional personnel if required. We have an employment agreement with Mr. McWaters which had an initial expiration of October 2002 but has been extended to October 2003 and has automatic one year renewals going forward. Pursuant to this agreement, if Mr. McWaters were to voluntarily terminate his employment with us, he would lose his entitlement to severance benefits. We cannot be sure that the employment agreement creates sufficient incentives for Mr. McWaters to continue his employment with us. While we believe that we could find a replacement for Mr. McWaters if he were to leave, the loss of his services could harm our operations.

Our inability to maintain satisfactory relationships with providers would harm our profitability.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other health care providers. Our provider arrangements with our primary care physicians and specialists usually are for one- to two-year periods and automatically renew for successive one-year terms, subject to termination by us for cause based on provider conduct or other appropriate reasons. The contracts generally may be canceled by either party upon 90 to 120 days prior written notice. Our contracts with hospitals are usually for one- to two-year periods and automatically renew for successive one-year periods, subject to termination for cause due to provider misconduct or other appropriate reasons. Generally, our hospital contracts may be canceled by either party without cause on 90 to 150 days prior written notice. There can be no assurance that we will be able to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current

provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

On occasion, our members obtain care from providers that are not in our network and with which we do not have contracts. To the extent that we know of such instances, we attempt to redirect their care to a network provider. We have generally reimbursed non-network providers at the rates paid to comparable network providers or at the applicable rate that the provider could have received under the traditional fee-for-service Medicaid program, or at a discount therefrom. In some instances, we pay non-network providers pursuant to the terms of our contracts with the State. However, some non-network providers have requested that we pay them at their highest billing rate, or "full-billed charges." Full-billed charges are significantly more than the amount the non-network providers could otherwise receive under the traditional fee-for-service Medicaid program. Additionally, some non-network providers in New Jersey and Texas have filed lawsuits seeking reimbursements of full-billed charges from us for services they provided to our members. To the extent that non-network providers are successful in obtaining payment at rates in excess of the rates that we have historically paid to non-network providers, our profitability could be materially adversely affected.

We are dependent on our relationship with Cook Children's Physician Network. Any material modification or discontinuation of this relationship could harm our results of operations.

Cook Children's Physician Network is our exclusive provider network for pediatric services in Fort Worth, Texas, where we had approximately 73,000 members as of December 2002. If the terms of our contract with Cook Children's were to change significantly or Cook Children's were to terminate its agreement with us, our costs to provide health care in this area could increase. We could lose members if Cook Children's chose to associate with another HMO or if it obtained its own contract with the state to provide health care services to Medicaid recipients.

Negative publicity regarding the managed care industry may harm our business and operating results.

Recently, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

We may be subject to claims relating to medical malpractice, which could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be exposed to the risk of medical malpractice claims. In addition, states are beginning to adopt legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

In addition, we may be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance and such other lines of coverage as we believe is reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from liabilities which might adversely affect our business or results of operations. Even if any claims brought against us were unsuccessful or without merit, we would still have to defend ourselves against such claims. Any such defenses may be time-consuming and costly, and may distract our management's attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Changes in the number of Medicaid eligibles or benefits provided to Medicaid eligibles as a result of state and federal budgets decreasing or not increasing, or during a period of general economic improvement, could cause our operating results to suffer.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If this were to happen while our membership was increasing, our results of operations could suffer. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve, thereby causing our operating results to suffer.

Our inability to integrate and manage our information systems effectively could disrupt our operations.

Our operations are significantly dependent on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We are continually upgrading and expanding our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMERIGROUP Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements and statements of stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective July 1, 2001, AMERIGROUP Corporation adopted the provisions of Statement of Financial Accounting Standards No. 141, *Business Combinations*, and certain provisions of Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets arising from business combinations consummated after June 30, 2001. As further discussed in Note 1 to the consolidated financial statements, in 2002, AMERIGROUP Corporation adopted the provisions of SFAS No. 142 as required for goodwill and intangible assets resulting from business combinations consummated prior to June 30, 2001.

February 10, 2003
Norfolk, Virginia

/s/ KPMG LLP

ITEM 8. *Financial Statements and Supplementary Data*

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$207,996	$183,900
Short-term investments	27,581	55,230
Premium receivables	35,585	29,301
Deferred income taxes	5,627	4,518
Prepaid expenses and other current assets	7,646	7,416
Total current assets	284,435	280,365
Property and equipment, net	28,277	15,014
Software, net of accumulated amortization of $10,253 and $4,738 at December 31, 2002 and 2001, respectively	11,966	9,581
Goodwill and other intangible assets, net of accumulated amortization of $5,873 at December 31, 2002 and 2001	26,040	19,407
Long-term investments	71,358	62,707
Investments on deposit for licensure	29,559	18,501
Other long-term assets	2,716	1,367
Escrow deposit for pending acquisitions and related costs	124,133	—
	$578,484	$406,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Claims payable	$202,430	$180,346
Unearned revenue	25,518	240
Accounts payable	9,405	6,295
Accrued expenses, capital leases and other current liabilities	42,905	33,678
Total current liabilities	280,258	220,559
Long-term debt	50,000	—
Deferred income taxes, capital leases and other long-term liabilities	8,845	2,867
Total liabilities	339,103	223,426
Commitments and contingencies (note 12)		
Stockholders' equity:		
Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 20,551,944 and 19,851,690 at December 31, 2002 and 2001, respectively	205	199
Additional paid-in capital	177,141	168,676
Retained earnings	62,452	15,416
Deferred compensation	(417)	(775)
Total stockholders' equity	239,381	183,516
	$578,484	$406,942

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Dollars in thousands, except for per share data)

	Year ended December 31,		
	2002	2001	2000
Revenues:			
Premium	$ 1,152,636	$ 880,510	$ 646,408
Investment income	8,026	10,664	13,107
Total revenues	1,160,662	891,174	659,515
Expenses:			
Health benefits	933,591	709,034	523,566
Selling, general and administrative	133,409	109,822	85,114
Depreciation and amortization	13,149	9,348	6,275
Interest	791	763	781
Total expenses	1,080,940	828,967	615,736
Income before income taxes	79,722	62,207	43,779
Income tax expense	32,686	26,127	17,687
Net income	47,036	36,080	26,092
Accretion of redeemable preferred stock dividends	—	(6,228)	(7,284)
Net income attributable to common stockholders	$ 47,036	$ 29,852	$ 18,808
Net income per share:			
Basic net income per share	$ 2.33	$ 8.08	$ 23.62
Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409
Diluted net income per share	$ 2.19	$ 2.08	$ 1.55
Weighted average number of common shares and dilutive potential common shares outstanding	21,469,422	16,649,721	15,818,175

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common stock		Series D convertible preferred stock		Additional paid-in capital	Retained earnings (deficit)	Deferred compensation	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount				
Balances at December 31, 1999	640,632	$ 6	3,710,775	$ 37	$ 18,190	$(33,244)	$ —	$ (15,011)
Common stock issued upon exercise of stock options	267,150	3	—	—	247	—	—	250
Accreted dividends on redeemable preferred stock	—	—	—	—	—	(7,284)	—	(7,284)
Issuance of common stock options at below market value	—	—	—	—	1,833	—	(1,833)	—
Amortization of deferred compensation	—	—	—	—	—	—	698	698
Net income	—	—	—	—	—	26,092	—	26,092
Balances at December 31, 2000	907,782	9	3,710,775	37	20,270	(14,436)	(1,135)	4,745
Common stock issued upon exercise of stock options and warrants	227,205	3	—	—	237	—	—	240
Common stock issued upon initial public offering	4,985,000	50	—	—	77,168	—	—	77,218
Conversion of convertible preferred stock	12,607,880	126	(3,710,775)	(37)	71,009	—	—	71,098
Common stock issued upon exercise of Series E mandatorily redeemable preferred stock warrants	1,123,823	11	—	—	(8)	—	—	3
Accreted dividends on redeemable preferred stock	—	—	—	—	—	(6,228)	—	(6,228)
Amortization of deferred compensation	—	—	—	—	—	—	360	360
Net income	—	—	—	—	—	36,080	—	36,080
Balances at December 31, 2001	19,851,690	199	—	—	168,676	15,416	(775)	183,516
Common stock issued upon exercise of stock options	700,254	6	—	—	4,690	—	—	4,696
Tax benefit from exercise of options	—	—	—	—	3,775	—	—	3,775
Amortization of deferred compensation	—	—	—	—	—	—	358	358
Net income	—	—	—	—	—	47,036	—	47,036
Balances at December 31, 2002	20,551,944	$205	—	$—	$177,141	$ 62,452	$ (417)	$239,381

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 47,036	$ 36,080	$ 26,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,149	9,348	6,275
Deferred tax (benefit) expense	993	(124)	1,204
Amortization of deferred compensation	358	360	698
Changes in assets and liabilities increasing (decreasing) cash flows from operations:			
Premium receivables	(6,284)	(13,579)	(8,476)
Prepaid expenses and other current assets	(230)	(254)	(3,659)
Deferred income taxes and other assets	(1,665)	72	415
Claims payable	22,084	29,884	36,090
Accounts payable, accrued expenses and other current liabilities	15,994	9,934	12,831
Unearned revenue	25,278	240	(27,960)
Other long-term liabilities	704	(150)	(1,390)
Net cash provided by operating activities	117,417	71,811	42,120
Cash flows from investing activities:			
Proceeds from redemption of held-to-maturity securities	219,656	196,267	226,555
Purchase of held-to-maturity investments	(211,158)	(257,541)	(217,379)
Purchase of property and equipment and software	(20,707)	(8,608)	(13,668)
Proceeds from sale of investments on deposit for licensure	30,340	29,318	8,502
Purchase of investments on deposit for licensure	(30,898)	(34,955)	(12,374)
Purchase of contract rights and related assets	(6,633)	(2,617)	—
Escrow deposit for pending acquisition and related costs	(124,133)	—	—
Net cash used in investing activities	(143,533)	(78,136)	(8,364)
Cash flows from financing activities:			
Proceeds from issuance of debt	50,000	—	—
Net increase (decrease) in bank overdrafts	(1,963)	913	124
Payment of debt	—	(6,177)	(1,833)
Payment of capital lease obligations	(2,521)	(1,314)	(14)
Proceeds from exercise of common stock options and warrants	4,696	243	250
Proceeds from issuance of common stock upon the initial public offering, net of issuance costs	—	77,218	—
Redemption of Series E mandatorily redeemable preferred stock	—	(13,320)	—
Net cash provided by (used in) financing activities	50,212	57,563	(1,473)
Net increase in cash and cash equivalents	24,096	51,238	32,283
Cash and cash equivalents at beginning of period	183,900	132,662	100,379
Cash and cash equivalents at end of period	$ 207,996	$ 183,900	$132,662
Supplemental disclosures of non-cash activities:			
Property and equipment acquired under capital lease	$ 7,775	$ 5,086	$ 434

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000
(Dollars in thousands, except for per share data)

(1) Corporate Organization and Principles of Consolidation

(a) Corporate Organization

AMERIGROUP Corporation, a Delaware corporation (the "Company"), is a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs, including Medicaid, State Children's Health Insurance Program, or SCHIP, and FamilyCare.

During 1995, we incorporated wholly-owned subsidiaries in New Jersey, Illinois and Texas to develop, own and operate health maintenance organizations (HMOs) in those states. During 1996, we began enrolling Medicaid members in HMOs: AMERIGROUP New Jersey, Inc., AMERIGROUP Illinois, Inc. and AMERIGROUP Texas, Inc. During 1999, we incorporated a wholly-owned subsidiary in Delaware, AMERIGROUP Maryland, Inc., a Managed Care Organization, to develop, own and operate a managed care organization (MCO) in Maryland and an HMO in the District of Columbia. This subsidiary purchased certain contracts and related assets from The Prudential Insurance Company of America and the Prudential Health Care Plan, Inc. (Prudential) relating to its Medicaid lines of business in the State of Maryland and the District of Columbia during 1999. During 2001, we incorporated a wholly-owned subsidiary in Florida, AMERIGROUP Florida, Inc., an HMO, to develop, own and operate an HMO in Florida. Effective January 1, 2003, AMERIGROUP Corporation acquired PHP Holdings, Inc. and its subsidiary, Physicians Health Plans, Inc. (together, PHP) and merged it with AMERIGROUP Florida, Inc. (Note 15).

On November 9, 2001, we completed our initial public offering of 4,985,000 shares of common stock including an over-allotment issuance of 585,000 shares at a price per share of $17.00. We received net proceeds from the offering of $77,218. In conjunction with the offering, all Series A, B, C and D preferred stock in the aggregate was converted into 12,607,880 shares of common stock. The proceeds from the offering were used to repay the balance of our long-term debt facility of $4,352 and to redeem the Series E mandatorily redeemable preferred stock for $13,320. In addition, 1,123,823 shares of common stock were issued upon the exercise of all outstanding Series E warrants.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of AMERIGROUP Corporation and our five wholly-owned subsidiaries: AMERIGROUP New Jersey, Inc., AMERIGROUP Illinois, Inc., AMERIGROUP Texas, Inc. and AMERIGROUP Florida, Inc., each a Health Maintenance Organization and AMERIGROUP Maryland, Inc., a Managed Care Organization. All significant intercompany balances and transactions have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies and Practices

(a) Cash Equivalents

We consider all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. We had cash equivalents of $95,945 and $121,941 at December 31, 2002 and 2001, respectively, which consist of money market funds, U.S. Treasury securities, certificates of deposit, asset-backed securities and debt securities of government sponsored entities.

(b) Short and Long-Term Investments and Investments on Deposit for Licensure

Short and long-term investments and investments on deposit for licensure at December 31, 2002 and 2001 consist of money market funds, U.S. Treasury securities, cash escrow accounts, asset-backed securities, debt securities of government sponsored entities, municipal bonds and auction rate securities. We consider all investments with original maturities greater than three months but less than twelve months to be short-term

investments. We classify our debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2002 and 2001, all of our securities are classified as held-to-maturity.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Dividend and interest income is recognized when earned.

(c) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

Leasehold improvements	Length of lease
Furniture and fixtures	5-7 years
Equipment	3-5 years

(d) *Software*

Software is stated at cost less accumulated amortization, and in accordance with Statement of Position 98-1, *Accounting for the Costs of Software Developed or Obtained for Internal Use.* Software is amortized over its estimated useful life of three years, using the straight-line method.

(e) *Goodwill*

Goodwill represents the excess of aggregate purchase price over the estimated fair value of net assets acquired. Goodwill acquired prior to July 1, 2001, was amortized on a straight-line basis over 18 months to 20 years, the expected periods to be benefited. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), goodwill acquired subsequent to July 1, 2001 is not amortized. In addition, all goodwill acquired prior to July 2001 is no longer amortized effective January 1, 2002. We assess the recoverability of goodwill by determining whether the goodwill balance can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. No impairment of goodwill was recorded in 2002, 2001 or 2000.

The following table presents net income and net income per share exclusive of goodwill amortization expense for 2002, 2001 and 2000.

	2002	2001	2000
Net income:			
Reported net income	$47,036	$36,080	$26,092
Goodwill amortization, net of tax effect	—	567	1,683
Adjusted net income	$47,036	$36,647	$27,775
Basic net income per share:			
Reported basic net income per share	$ 2.33	$ 8.08	$ 23.62
Goodwill amortization per basic share	—	0.15	2.11
Adjusted basic net income per share	$ 2.33	$ 8.23	$ 25.73
Diluted net income per share:			
Reported diluted net income per share	$ 2.19	$ 2.08	$ 1.55
Goodwill amortization per diluted share	—	0.03	0.11
Adjusted diluted net income per share	$ 2.19	$ 2.11	$ 1.66

(f) Other Assets

Other assets include deposits and debt issuance costs.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), we have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition.

	2002	2001	2000
Net income:			
Reported net income	$47,036	$36,080	$26,092
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	5,800	807	347
Proforma net income	$41,236	$35,273	$25,745
Basic net income per share:			
Reported basic net income per share	$ 2.33	$ 8.08	$ 23.62
Proforma basic net income per share	2.04	7.86	23.18
Diluted net income per share:			
Reported diluted net income per share	$ 2.19	$ 2.08	$ 1.55
Proforma diluted net income per share	1.92	2.04	1.54

(i) Premium Revenue

We record premium revenue based on membership and premium information from each state. Premiums are due monthly and are recognized as revenue during the period in which we are obligated to provide service to members. In our Texas, New Jersey, Maryland and the District of Columbia markets we receive payments under each state's obstetric delivery supplements program. Upon delivery of a newborn, each state is invoiced a predetermined amount according to our contract. We recognize revenue in the period in which the birth occurs. Any amounts that have not been received from the state by the end of the period remain on the balance sheet classified as premium receivables.

(j) Experience Rebate Payable

Experience rebate payable, included in accrued expenses, capital leases and other current liabilities, consists of estimates of amounts due under contracts with a state government. These amounts are computed based on a percentage of the contract profits, as defined, of each contract with the state. The profitability computation includes premium revenue received from the state less actual medical and administrative costs incurred and paid and less estimated unpaid claims payable for the applicable membership. The unpaid claims payable estimates are based on historical payment patterns using actuarial techniques. A final settlement is made 334 days after the contract period ends using paid claims data. Any adjustment made to the experience rebate payable as a result of final settlement is included in current operations.

(k) Claims Payable

Accrued medical expenses for inpatient, outpatient surgery, emergency room, specialist, pharmacy and ancillary medical claims include amounts billed and not paid and an estimate of cost incurred for unbilled

services provided. These liabilities are principally based on historical payment patterns using actuarial techniques. In addition, claims processing costs are accrued based on an estimate of the costs necessary to process unpaid claims. Claims payable are reviewed and adjusted periodically and, as adjustments are made, differences are included in current operations. Claims payable also includes estimates of amounts due to or from contracted providers under risk-sharing arrangements. The arrangements are based upon quality measures as well as medical results. Estimates relating to risk-sharing arrangements are calculated as a percentage, typically 25% to 50%, of the differences between actual results and specified targets of medical expense as well as a sharing of profits in excess of the targeted medical and administrative expenses, typically 7% to 10% of total premiums covered under the contract.

(l) Stop-loss Coverage

Stop-loss premiums, net of recoveries, are included in health benefits expense in the accompanying Consolidated Income Statements.

(m) Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets, determined based upon discounted future cash flows or if available, other readily determinable evidence of fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment of long-lived assets was recorded in 2002, 2001 or 2000.

(n) Net Income Per Share

Basic net income per share has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method and convertible redeemable preferred stock to the extent it is dilutive.

On June 30, 2000, our Board of Directors and stockholders approved a one-for-two reverse stock split of our common stock. All agreements concerning stock options and warrants to purchase common stock provide for adjustments in the number of options or warrants and the related exercise price in the event of the declaration of a reverse stock split. All references to number of shares, except shares authorized, to common stock per share information except par value per share and to stock options and warrants to purchase common stock in the consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

(o) Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(p) Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(q) Risks and Uncertainties

Our profitability depends in large part on accurately predicting and effectively managing health benefits expense. We continually review our premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the health benefits expense. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect our ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on our results of operations.

At December 31, 2002, we served members who received health care benefits through nine contracts with the regulatory entities in the jurisdictions in which we operate. Four of these contracts individually accounted for 10% or more of our revenues for the year ended December 31, 2002, with the largest of these contracts representing approximately 26% of our revenues.

(r) Recent Accounting Pronouncements

In December 2002, Statement of Financial Accounting Standards No. 148, *Stock-Based Compensation* (SFAS No. 148), was issued which amends SFAS No. 123 and provides guidance on transition to voluntary adoption of SFAS No. 123 and disclosure when using SFAS No. 123 or APB Opinion No. 25. We have adopted SFAS No. 148. We continue to apply APB Opinion No. 25 in accounting for our stock plans.

In November 2002, FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretations No. 34 (FIN No. 45)*, was issued. We have adopted the disclosure requirements of FIN 45 as required for fiscal years ending after December 15, 2002 and will adopt the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a material impact on our financial condition or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146), which addresses the financial accounting and reporting of costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 is effective prospectively after December 31, 2002. Our management does not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

(3) Short and Long-Term Investments, Investments on Deposit for Licensure and Restricted Cash

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for held-to-maturity short-term investments are as follows at December 31, 2002 and 2001:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
2002:				
Money market funds	$ 8,000	$—	$—	$ 8,000
Asset-backed securities	7,306	1	—	7,307
Debt securities of government sponsored entities	12,275	6	—	12,281
Total	$27,581	$ 7	$—	$27,588
2001:				
Debt securities of government sponsored entities	$45,845	$ 85	$ 44	$45,886
Municipal bonds	9,385	5	—	9,390
Total	$55,230	$ 90	$ 44	$55,276

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for held-to-maturity long-term investments are as follows at December 31, 2002 and 2001:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
2002:				
Municipal bonds	$13,402	$ 31	$—	$13,433
Debt securities of government sponsored entities	55,956	312	—	56,268
Auction rate securities	2,000	—	—	2,000
Total	$71,358	$343	$—	$71,701
2001:				
Municipal bonds	$11,232	$—	$ 57	$11,175
Debt securities of government sponsored entities	51,475	83	36	51,522
Total	$62,707	$ 83	$ 93	$62,697

As a condition for licensure by various state governments to operate HMOs or MCOs, we are required to maintain certain funds on deposit with or under the control of the various departments of insurance. Accordingly, at December 31, 2002 and 2001, the amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for these held-to-maturity securities are summarized as follows:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
2002:				
U.S. Treasury securities, maturing within one year	$ 1,203	$—	$—	$ 1,203
U.S. Treasury securities, maturities greater than one year	5,543	—	54	5,489
Debt securities of government sponsored entities	22,003	152	—	22,155
Cash escrow account	810	—	—	810
Total	$29,559	$152	$ 54	$29,657
2001:				
U.S. Treasury securities, mature within one year	$ 6,016	$ 2	$ 34	$ 5,984
Debt securities of government sponsored entities, mature within one year	11,793	23	—	11,816
Cash escrow account	692	—	—	692
Total	$18,501	$ 25	$ 34	$18,492

The state governments in which we operate require us to maintain investments on deposit in specific dollar amounts based on either formulas or set amounts as determined by state regulations. We purchase interest-based investments with a fair value equal to or greater than the required dollar amount. The interest that accrues on these investments is not restricted and is available for withdrawal.

(4) Property and Equipment, Net

Property and equipment, net at December 31, 2002 and 2001 is summarized as follows:

	2002	2001
Leasehold improvements	$ 7,427	$ 3,992
Furniture and fixtures	6,709	4,858
Equipment	31,068	16,009
	45,204	24,859
Less accumulated depreciation and amortization	(16,927)	(9,845)
	$ 28,277	$15,014

(5) Contracts Purchased

(a) *Humana*

Effective August 1, 2001, we purchased certain assets of Humana Inc.'s (Humana) Houston, Texas Medicaid line of business. The assets purchased consisted of Humana's rights to provide managed care services to its Medicaid members. We utilized the purchase method of accounting. We paid $1,048 in cash including transaction costs, resulting in goodwill of the same amount. We operated as a Medicaid HMO in Houston, Texas prior to this acquisition.

(b) *MethodistCare*

Effective January 1, 2002, we purchased certain assets of MethodistCare, Inc.'s (MethodistCare) Houston, Texas Medicaid line of business. The assets purchased consisted of MethodistCare's rights to provide managed

care services to its Medicaid members. We utilized the purchase method of accounting. We paid $1,232 in cash including transaction costs, resulting in goodwill of the same amount.

(c) *Capital Community Health Plan*

Effective July 1, 2002, we purchased the Medicaid line of business of Capital Community Health Plan (CCHP) in Washington, D.C. for $6,970, including acquisition costs. The assets purchased consisted primarily of CCHP's rights to provide managed care services to its Medicaid members. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $6,970 includes $423 for identifiable intangibles allocated to the membership purchased. Identifiable intangibles with definite useful lives are being amortized based on the timing of related cash flows over eight years.

(6) Income Taxes

Income tax expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	Current	Deferred	Total
Year ended December 31, 2002:			
U.S. federal	$25,797	$ 855	$26,652
State and local	5,895	139	6,034
	$31,692	$ 994	$32,686
Year ended December 31, 2001:			
U.S. federal	$22,685	$ (222)	$22,463
State and local	3,566	98	3,664
	$26,251	$ (124)	$26,127
Year ended December 31, 2000:			
U.S. federal	$13,843	$1,012	$14,855
State and local	2,640	192	2,832
	$16,483	$1,204	$17,687

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate to income before income taxes as a result of the following:

	Years ended December 31,					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$27,902	35.0%	$21,772	35.0%	$15,323	35.0%
Increase in income taxes resulting from:						
State and local income taxes, net of federal income tax effect	3,922	4.9	2,382	3.8	1,841	4.2
Effect of nondeductible expenses and other, net	862	1.1	1,973	3.2	523	1.2
Total income tax expense	$32,686	41.0%	$26,127	42.0%	$17,687	40.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	December 31,	
	2002	2001
Deferred tax assets:		
Estimated claims incurred but not reported, deductible as paid for tax purposes	$ 2,238	$ 1,994
Vacation and bonus accruals, deductible as paid for tax purposes	2,529	1,817
Contractual allowances, deductible as written off for tax purposes	1,235	689
Other expenses, deductible in future periods for tax purposes	859	340
Goodwill, due to timing differences in book and tax amortization	117	857
Unearned revenue, included in income as received for tax purposes	1,965	18
State credit carryforward, deductible in future periods for tax purposes	785	—
Gross deferred tax assets before valuation allowance	9,728	5,715
Less: Valuation allowance	(785)	—
Net deferred tax assets	8,943	5,715
Deferred tax liabilities:		
Property and equipment, due to timing differences in book and tax depreciation	(3,659)	(1,411)
Deductible prepaid expenses and other	(2,064)	(90)
Gross deferred tax liabilities	(5,723)	(1,501)
Net deferred tax assets and liabilities	$ 3,220	$ 4,214

The valuation allowance for deferred tax assets increased by $785 in 2002 which increased income tax by the same amount. The increase in this allowance was due to a state tax credit carryforward that is created from the state's alternative minimum tax calculation. This state tax credit carryforward is only available for use to the extent that our regular tax liability exceeds the alternative minimum tax for a given year. Future projections do not show the regular tax liability exceeding the alternative minimum tax, therefore we have established a valuation allowance for the amount of the state tax credit carryforward. Except for amounts for which a valuation allowance has been provided, we believe the other deferred tax assets will be realized.

Income taxes payable were $2,360 and $2,239 at December 31, 2002 and 2001 and were included in accrued expenses, capital leases and other current liabilities.

Cash paid for income taxes for the years ended December 31, 2002, 2001, and 2000, were $27,795, $20,841, and $19,941, respectively.

(7) Long-Term Debt

During 2001, we entered into a Credit and Guaranty Agreement with three banks to obtain a $60,000 revolving credit facility. In July 2002, we expanded the facility to include a fourth bank and to increase the revolving credit facility to $75,000. The facility is secured by the assets of AMERIGROUP Corporation and by the common stock of its wholly-owned subsidiaries.

At December 31, 2002, $50,000 was outstanding under the facility. Amounts outstanding under the facility accrue interest at one of the following rates, at our option: LIBOR plus the applicable margin or an alternate bank rate plus the applicable margin. The applicable margin for LIBOR borrowings is between 2.0% and 2.5%. The

applicable margin for alternate bank rate borrowings is between 1.0% and 1.5%. The applicable margin will vary depending on our leverage ratio. At December 31, 2002, the interest rate on the facility was 3.4% which represents LIBOR plus 2.0%. We also pay a 0.50% commitment fee on the unused portion of the facility. The principal balance on the facility is due December 14, 2004.

Pursuant to the Credit and Guaranty Agreement, we must meet certain financial covenants. At December 31, 2002, we were in compliance with such covenants. These financial covenants include meeting certain financial ratios, a limit on annual capital expenditures, and a minimum net worth requirement.

During 1999, we entered into a Loan and Security Agreement with two banks to obtain debt financing of $16,500, consisting of a term loan of $9,000 and a revolver commitment of $7,500. We repaid this long-term debt financing in its entirety with proceeds from our initial public offering.

Cash paid for interest expense for the years ended December 31, 2002, 2001 and 2000, was $767, $822 and $722, respectively.

(8) Redeemable Preferred Stock

Redeemable preferred stock is summarized as follows:

	Series A		Series B		Series C		Series E	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 1999	8,000,000	$ 14,194	7,025,000	$23,173	6,480,000	$23,209	2,000,000	$10,330
Accreted dividends	—	1,270	—	2,151	—	2,319	—	1,544
Balances at December 31, 2000	8,000,000	15,464	7,025,000	25,324	6,480,000	25,528	2,000,000	11,874
Accreted dividends	—	1,058	—	1,792	—	1,932	—	1,446
Conversion of Series A, B and C preferred stock to common shares	(8,000,000)	(16,522)	(7,025,000)	(27,116)	(6,480,000)	(27,460)	—	—
Redemption of Series E mandatorily redeemable preferred stock	—	—	—	—	—	—	(2,000,000)	(13,320)
Balances at December 31, 2001	—	$ —	—	$ —	—	$ —	—	$ —

Series A, B and C

The Series A, B and C preferred stock was converted to common shares on a two-for-one basis, at the option of the preferred stockholder. The Series A, B and C preferred stock carried a noncumulative 10% dividend payable upon approval by the Board of Directors. We accreted dividends on Series A, B and C using the interest method and added the accrued dividends to the applicable redeemable preferred stock issue balance.

The Series A, B and C preferred stock was converted into 10,752,493 shares of common stock concurrent with our initial public offering.

Series E

During July 1998, we issued 1,000,000 units of its Series E Mandatorily Redeemable Preferred Stock and Warrants (Series E) at a price of $5.00 per unit (the first tranche). During January 1999, we issued an additional 1,000,000 units of the Series E at a price of $5.00 per unit (the second tranche). Each unit included a share of Series E preferred stock and an unattached warrant to purchase 0.5625 shares of common stock at a price of $0.02 per share. Of the gross proceeds of $5.00, $0.80 has been allocated to the warrants issued based on fair value. The fair value of the warrants sold was determined by our Board of Directors and was consistent with the exercise price of our stock options at the time of issuance. Concurrent with the offering, the warrants were exercised for 1,123,823 shares of common stock. The remaining amount of $4.20 is attributable to Series E stock. The redeemable preferred stock was recorded at its original fair value of $4.20 per share, plus accreted dividends. In accordance with the terms of the Series E mandatorily redeemable preferred stock, dividends per share accrued as follows:

	First Tranche	Second Tranche
September 30, 1998	$2.05	$ —
December 31, 1998	—	—
March 31, 1999	—	2.05
June 30, 1999	—	—
September 30, 1999	—	—
December 31, 1999	—	—
March 31, 2000	—	—
June 30, 2000	—	—
September 30, 2000	—	—
December 31, 2000	0.10	—
March 31, 2001	0.15	—
June 30, 2001	0.16	0.10
September 30, 2001	0.16	0.15

The total of these dividends was charged to retained earnings on the interest method.

The Series E stock, with cumulative dividends, was redeemed pursuant to the Offering for $13,320.

(9) Stock Option Plan

In July 2000, we adopted the 2000 Equity Incentive Plan (2000 Plan), which provides for the granting of either stock options, restricted stock, phantom stock and stock bonuses to employees, directors and consultants. We reserved for issuance a maximum of 2,064,000 shares of common stock under the 2000 Plan. In addition, shares remaining available for issuance under our 1994 Stock Plan (described below) will be available for issuance under the 2000 Plan, resulting in a total of 4,313,500 shares available for grant under the 2000 Plan. Under both plans, an option's maximum term is ten years. Twenty percent of the options vest upon grant date or at an employee's hiring anniversary date, whichever is later, and five percent at the end of each three-month period thereafter.

In 1994, we established the 1994 Stock Plan (1994 Plan), which provides for the granting of either incentive stock options or nonqualified options to purchase shares of our common stock by employees, directors and consultants of the Company for up to 2,099,500 shares of common stock as of December 31, 1999. On February 9, 2000, we increased the number of options available for grant to 2,249,500.

A summary of stock plans at December 31, 2002, 2001, and 2000 and the changes during the years then ended follows:

	2002		2001		2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	2,074,734	$ 7.92	1,776,029	$ 4.61	1,567,543	$ 1.53
Granted	1,077,893	22.12	637,366	15.45	563,407	11.56
Exercised	647,548	5.87	218,428	1.61	267,150	0.94
Forfeited	90,145	19.07	120,233	10.25	87,771	5.44
Outstanding at end of year	2,414,934	$14.39	2,074,734	$ 7.92	1,776,029	$ 4.61

The following table summarizes information related to the stock options outstanding at December 31, 2002:

Range of exercise prices	Options outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Options exercisable	Weighted-average exercise price
0.00 – $ 2.69	386,700	3.3	$ 0.63	370,387	$ 0.59
2.70 – $ 5.37	167,761	6.1	$ 3.00	125,102	$ 3.00
8.07 – $10.74	179,140	6.9	$ 8.60	118,119	$ 8.60
10.75 – $13.43	10,988	7.7	$11.90	4,075	$11.85
13.44 – $16.12	541,730	7.8	$15.00	245,991	$15.00
16.13 – $18.80	151,100	8.7	$17.00	33,100	$17.00
18.81 – $21.49	782,515	9.0	$21.25	250,555	$21.25
24.18 – $26.86	195,000	9.5	$25.75	20,000	$24.92
	2,414,934	7.5	$14.39	1,167,329	$10.05

On February 10, 2003, we granted an additional 635,185 options at an exercise price of $26.78.

We apply APB Opinion No. 25 and related interpretations in accounting for our stock plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. During 2000, we recorded deferred charges of $1,833, representing the difference between the exercise price and the deemed fair value of our common stock for the options granted in 2000. The deferred compensation will be amortized to expense over the period the options vest, generally four to five years. We recognized $358, $360 and $698 in non-cash compensation expense related to the amortization of deferred compensation during 2002, 2001 and 2000, respectively.

The fair value of each option grant is estimated on the date of grant using an option pricing model with the following assumptions: no dividend yield for all years, risk-free interest rate of 3.6%, 4.3% and 5.1%, expected life of seven and one-quarter, four and three and one-half years for 2002, 2001 and 2000 and volatility of 49.72%, 0.0% and 0.0%, respectively. Volatility is estimated to be zero in 2001 and 2000 because our common stock was not publicly traded until November 6, 2001.

(10) Earnings Per Share

The following table sets forth the calculation of basic and diluted net income per share:

	Year ended December 31,		
	2002	2001	2000
Basic net income per share:			
Net income	$ 47,036	$ 36,080	$ 26,092
Less accretion of convertible redeemable preferred stock dividends	—	(6,228)	(7,284)
Net income attributable to common stockholders	$ 47,036	$ 29,852	$ 18,808
Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409
Basic net income per share	$ 2.33	$ 8.08	$ 23.62
Diluted net income per share:			
Net income attributable to common stockholders	$ 47,036	$ 29,852	$ 18,808
Plus: Accretion of convertible preferred stock dividends assuming conversion	—	4,782	5,740
Diluted net income attributable to common stockholders	$ 47,036	$ 34,634	$ 24,548
Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409
Dilutive effect of stock options and warrants (as determined by applying the treasury stock method) and convertible preferred stock	1,291,694	12,954,877	15,021,766
Weighted average number of common shares and dilutive potential common shares outstanding	21,469,422	16,649,721	15,818,175
Diluted net income per share	$ 2.19	$ 2.08	$ 1.55

(11) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, premium receivables, prepaid expenses and other current assets, accounts payable, unearned revenue, accrued expenses and other current liabilities and claims payable: The carrying amounts approximate fair value because of the short maturity of these items.

Short-term investments, long-term investments and investments on deposit for licensure: The carrying amounts approximate their fair values, which were determined based upon quoted market prices (note 3).

Long-term debt: The carrying amount of long-term debt approximates fair value as the interest rate of the outstanding debt was determined at year end.

(12) Commitments and Contingencies

(a) Minimum Reserve Requirements

Regulations governing our managed care operations in New Jersey, Texas, Illinois, Maryland and the District of Columbia require the applicable subsidiary to meet certain minimum net worth requirements. Each subsidiary was in compliance with their requirements at December 31, 2002.

(b) Malpractice

We maintain professional liability coverage for certain claims which is provided by an independent carrier and is subject to annual coverage limits. Professional liability policies are on a claims-made basis and must be renewed or replaced with equivalent insurance if claims incurred during its term, but asserted after its expiration, are to be insured.

(c) Lease Agreements

We lease office space and certain office equipment under operating and capital leases which expire at various dates through 2011. Future minimum payments by year and in the aggregate under all non-cancelable leases are as follows at December 31, 2002:

	Capital Leases	Operating Leases
2003	$ 5,031	$ 8,299
2004	2,709	7,438
2005	1,776	6,109
2006	313	5,368
2007	253	3,813
Thereafter	—	9,149
Total minimum lease payments	10,082	$40,176
Less amount representing interest	(639)	
Present value of minimum lease payments	$ 9,443	

Total rent expense for all office space and office equipment under non-cancelable operating leases was approximately $5,459, $3,476 and $2,077 in 2002, 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the accompanying Consolidated Income Statements.

(d) Deferred Compensation Savings Plan

Our employees have the option to participate in a deferred compensation plan sponsored by the company. All full-time and most part-time employees of AMERIGROUP Corporation and subsidiaries may elect to participate in this plan. This plan is exempt from income taxes under Section 401(k) of the Internal Revenue Code. Participants may contribute a certain percentage of their compensation subject to maximum federal and plan limits. We may elect to match a certain percentage of each employee's contributions up to specified limits. For the years ended December 31, 2002, 2001 and 2000, the matching contribution under the plan in total was $794, $389 and $135, respectively.

(13) Stockholders' Equity

(a) Increase in Authorized Common Shares and Preferred Shares and Authorization of Reverse Stock Split

On May 10, 2000, the Board of Directors approved amendments to our Articles of Incorporation increasing the authorized number of shares of common stock to 100,000,000 and authorizing an additional 10,000,000 shares of preferred stock to be issued contingent upon the successful completion of the Offering. On June 30, 2000, the Board of Directors and our stockholders approved a one-for-two reverse stock split of our common stock contingent upon the successful completion of the offering.

(b) Series D Convertible Preferred Stock

During 1999, we issued 3,710,775 shares of Series D convertible preferred stock as consideration for purchasing the contracts and certain other assets of Prudential's Medicaid line of business in the state of Maryland and the District of Columbia. The Series D preferred stock was convertible to common shares on a two-for-one basis, subject to adjustment for stock splits, at the option of the preferred stockholder. Concurrent with our initial public offering, the Series D convertible preferred stock was converted into 1,855,387 shares of common stock. The Series D convertible preferred stock did not carry a stated dividend.

(c) Employee Stock Purchase Plan

On February 15, 2001, the Board of Directors approved and we adopted an Employee Stock Purchase Plan. All employees are eligible to participate except those employees who have been employed for us less than 90 days, whose customary employment is less than 20 hours per week or any employee who owns five percent or more of our common stock. Eligible employees may join the plan every six months. Purchases of common stock are priced at the lower of the stock price less 15% on the first day of the six month period or the stock price less 15% on the last day of the six month period. We have reserved for issuance 600,000 shares of common stock. In 2002, we issued 52,474 shares under the Employee Stock Purchase Plan.

(14) Quarterly Financial Data (unaudited)

	Three Months Ended			
2002	**March 31**	**June 30**	**September 30**	**December 31**
Premium revenue	$ 270,842	$ 276,821	$ 297,025	$ 307,948
Health benefits expenses	223,001	221,481	240,407	248,702
Selling, general and administrative expenses	29,921	32,318	33,927	37,243
Income before income taxes	16,986	21,662	21,102	19,972
Net income	9,886	12,916	12,450	11,784
Net income per common diluted share	0.47	0.60	0.58	0.54
Weighted average number of common shares and dilutive potential shares outstanding	21,244,538	21,493,134	21,478,501	21,661,514
High and low stock price range				$35.10/$21.00

	Three Months Ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Premium revenue	$ 185,685	$ 209,145	$ 236,642	$ 249,038
Health benefits expenses	150,692	163,703	192,485	202,154
Selling, general and administrative expenses	24,098	28,112	27,442	30,170
Income before income taxes	12,001	17,594	16,543	16,069
Net income	7,081	10,084	9,595	9,320
Net income per common diluted share	0.42	0.61	0.58	0.48
Weighted average number of common shares and dilutive potential shares outstanding	15,897,118	15,889,397	15,985,161	18,794,357
High and low stock price range				$21.80/$18.10

(15) Subsequent Event

Effective January 1, 2003, we completed our stock acquisition of PHP Holdings, Inc. and its subsidiary, Physicians Healthcare Plans, Inc. (together, PHP) pursuant to the terms of a merger agreement entered into August 22, 2002 for approximately $124,100, including acquisition costs. The cash purchase price of approximately $123,000 was placed in escrow at December 31, 2002.

Established in 1992, PHP served approximately 193,000 Medicaid and SCHIP members at December 31, 2002 in twelve counties including three metropolitan areas; Orlando, Tampa and Ft. Lauderdale/Miami. PHP also served Medicare and commercial members which were spun off from PHP prior to December 31, 2002 and not acquired by us.

This acquisition was accounted for under the purchase method of accounting. Of the approximate $124,100 acquisition cost, approximately $50,000 was financed through our existing credit facility with the balance funded through unrestricted cash. Goodwill and other intangibles totaling $116,491 includes $8,990 of identifiable intangibles allocated to the membership purchased and a non-compete agreement. Intangible assets related to the membership lists are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years. The estimated acquisition cost allocation between goodwill and identifiable intangible assets is $107,501 and $8,990, respectively. We have not yet finalized our fair value analysis, therefore, the allocation of the acquisition costs is subject to refinement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF AMERIGROUP CORPORATION, INCLUDING PHP HOLDINGS, INC AND SUBSIDIARY

The following unaudited pro forma financial information is presented for illustrative purposes only to give effect to the acquisition of PHP Holdings, Inc. and its subsidiary Physicians Healthcare Plans, Inc. (together PHP) as if it had been completed on January 1, 2002 and is not necessarily indicative of the financial position nor operating results that would have actually occurred had the acquisition been completed on that date. Nor are they necessarily indicative of future financial position or operating results.

PHP was acquired by AMERIGROUP Corporation effective January 1, 2003 for approximately $124.1 million, including acquisition costs. The acquisition was accounted for under the purchase method of accounting. Of the approximate $124.1 million acquisition cost, approximately $50 million was financed through our existing credit facility with the balance funded through unrestricted cash. Goodwill and other intangibles totaling $116.5 million includes $9.0 million of identifiable intangibles allocated to the membership purchased and a non-compete agreement. Intangible assets related to the membership lists are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years.

The allocation of the purchase price reflected in the unaudited pro forma consolidated financial information is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be completed when we finish our valuation of such assets acquired and liabilities assumed. The final purchase price and purchase price allocation may differ from the information included in this report.

For certain periods prior to December 31, 2002 PHP also owned CarePlus Holdings, Inc. and CarePlus Health Plans (together CarePlus). On December 31, 2002, just prior to the acquisition, all assets and liabilities of CarePlus were spun-off to the shareholders of PHP. Substantially all infrastructure of PHP, including the Medicare and Commercial lines of business, were included with the spin-off of CarePlus. As required by Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), all revenues and expenses that were not directly attributable to PHP's Medicaid and SCHIP lines of business were reclassified from continuing operations and recorded as part of the loss from discontinued operations.

Certain adjustments were made to the following pro forma financial information to fairly present the financial position and operations of PHP as if the company had operated on a stand alone basis. The unaudited pro forma financial information should be read in conjunction with the audited consolidated financial statements and related footnotes of both AMERIGROUP Corporation and PHP Holdings, Inc. included in this Form 10-K.

AMERIGROUP CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002
(Unaudited, in thousands)

Assets	Historical		Pro Forma Adjustments		AMERIGROUP Corporation Proforma Combined
	AMERIGROUP Corporation	PHP Holdings, Inc.			
Current assets:					
Cash and cash equivalents	$207,996	$ 2,836	$ 8,418	(A)	$219,250
Short-term investments	27,581	19,571	—		47,152
Premium receivables	35,585	—	—		35,585
Due from CarePlus Holdings, Inc.	—	8,418	(8,418)	(A)	—
Deferred income taxes	5,627	74	666	(B)	6,367
Prepaid expenses and other current assets	7,646	115	—		7,761
Total current assets	284,435	31,014	666		316,115
Property and equipment, net	28,277	741	(661)	(B)	28,357
Software, net	11,966	45	(45)	(B)	11,966
Goodwill and other intangible assets, net	26,040	198	(164)	(B)	
			(198)	(C)	
			105,366	(C)	
			8,990	(C)	
			2,299	(D)	142,531
Long-term investments	71,358	—	—		71,358
Investments on deposit for licensure	29,559	300	—		29,859
Deferred income taxes and other long-term assets	2,716	2,049	204	(B)	4,969
Escrow deposit for pending acquisitions and related costs	124,133	—	(124,133)	(C)	—
	$578,484	$ 34,347	$ (7,676)		$605,155
Liabilities and Stockholders' Equity					
Current liabilities:					
Claims payable	$202,430	$ 20,421	$ —		$222,851
Unearned revenue	25,518	—	—		25,518
Accounts payable	9,405	226	—		9,631
Accrued expenses, capital leases and other current liabilities	42,905	3,725	2,299	(D)	48,929
Total current liabilities	280,258	24,372	2,299		306,929
Long-term debt	50,000	—	—		50,000
Deferred income taxes, capital leases and other long-term liabilities	8,845	—	—		8,845
Total liabilities	339,103	24,372	2,299		365,774
Stockholders' equity:					
Common stock, $.01 par value	205	—	—		205
Additional paid-in capital	177,141	24,627	(24,627)	(C)	177,141
Retained earnings (deficit)	62,452	(14,652)	14,652	(C)	62,452
Deferred compensation	(417)	—	—		(417)
Total stockholders' equity	239,381	9,975	(9,975)		239,381
	$578,484	$ 34,347	$ (7,676)		$605,155

See accompanying notes to pro forma consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED INCOME STATEMENT
(Unaudited in thousands, except for per share data)

	Historical				
	AMERIGROUP Corporation	PHP Holdings, Inc.	Pro Forma Adjustments		AMERIGROUP Corporation Proforma Combined
Revenues:					
Premium	$ 1,152,636	$260,280	$ —		$ 1,412,916
Investment income	8,026	—	(1,497)	(E)	
			629	(E)	7,158
Total revenues	1,160,662	260,280	(868)		1,420,074
Expenses:					
Health benefits	933,591	188,945	17,439	(F)	1,139,975
Selling, general and administrative	133,409	16,372	14,757	(G)	164,538
Depreciation and amortization	13,149	290	1,767	(H)	
			4,586	(H)	19,792
Interest	791	—	1,700	(I)	2,491
Total expenses	1,080,940	205,607	40,249		1,326,796
Income before income taxes	79,722	54,673	(41,117)		93,278
Income tax (expense) benefit	(32,686)	(21,683)	16,126	(J)	(38,243)
Income from continuing operations	47,036	32,990	(24,991)		55,035
Loss from discontinued operations	—	(21,846)	21,846	(K)	—
Net income	47,036	11,144	(3,145)		55,035
Accretion of redeemable preferred stock dividends	—	(1,216)	1,216	(K)	—
Net income attributable to common stockholders	$ 47,036	$ 9,928	$ (1,929)		$ 55,035
Net income per share:					
Basic net income per share	$ 2.33				$ 2.73
Weighted average number of common shares outstanding	20,171,728				20,171,728
Diluted net income per share	$ 2.19				$ 2.56
Weighted average number of common shares and potential dilutive common shares outstanding	21,469,422				21,469,422

See accompanying notes to pro forma consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO PRO FORMA FINANCIAL INFORMATION

(Unaudited)

(A) Represents the adjustment to record as cash the settlement of a receivable from the seller.

(B) Represents the adjustment to assets to reflect their fair market values as follows:

a. Decrease property and equipment of $661,000.
b. Decrease software of $45,000.
c. Record an increase to short and long-term deferred tax assets of $870,000.
d. Decrease goodwill by $164,000.

(C) Represents the adjustment to record the acquisition of PHP Holdings, Inc. and a subsidiary as follows:

a. Eliminate PHP's intangible assets of $198,000.
b. Eliminate PHP's retained deficit and additional paid-in-capital.
c. Record goodwill of $105,366,000.
d. Record the value of other intangible assets of $8,990,000, based upon an independent valuation.
e. Eliminate the escrow deposit for pending acquisitions and related costs

(D) Represents the adjustment to record the acceleration of lease payments from the abandonment of office space assumed through the transaction.

a. Record acceleration of lease payments of $2,299,000.
b. Record goodwill of $2,299,000.

(E) Represents the adjustment to investment income as follows:

a. Decrease investment income by $1,497,000 for cash used for the acquisition of $74,100,000 with an average investment yield of 2.02%.
b. Increase investment income by $629,000 attributable to PHP's cash and investments on hand of $31,125,000 with an average investment yield of 2.02%. Investment income earned in 2002 by PHP is included in discontinued operations.

(F) Represents an increase in medical expense to include medical administrative expenses consistent with AMERIGROUP Corporation's classification, estimated costs to reflect the expected variability in claims patterns and an estimate for loss adjustment expense which was included in the discontinued operations of PHP.

(G) Represents the adjustment to increase administrative expenses to a level consistent with the expected expenses for a stand alone Medicaid managed care plan. Certain of PHP's historical administrative expenses were allocated to their Medicare, commercial and Medicaid lines of business. All Administrative expense not directly associated with the Medicaid and SCHIP lines of business are included in discontinued operations of PHP.

(H) Represents the adjustment to record depreciation and amortization as follows:

a. Increase depreciation expense by $1,767,000 due to the estimated capital expenditures of $5.3 million necessary for adequate information technology systems for call center operations, financial reporting and electronic interchanges.
b. Record amortization expense of $4,586,000 related to identifiable intangible assets.

(I) Represents the adjustment to increase interest expense to include expense associated with drawing $50,000,000 from the AMERIGROUP Corporation senior credit facility.

(J) Represents the income tax impact of pro forma adjustments at statutory rates.

(K) Represents the adjustment to eliminate the discontinued operations and preferred dividends associated with the Medicare and commercial lines of business spun off from PHP prior to acquisition.

Independent Auditors' Report

The Board of Directors
PHP Holdings, Inc. and Subsidiary:

We have audited the consolidated balance sheet of PHP Holdings, Inc. and subsidiary (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHP Holdings, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, *Business Combinations* and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as required for amortization of goodwill and intangible assets.

March 2, 2003
Norfolk, Virginia

/s/ KPMG LLP

PHP HOLDINGS, INC., AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
December 31, 2002

ASSETS

Current assets:	
Cash equivalents	$ 2,835,672
Investment securities—trading	19,570,625
Due from CarePlus Holdings, Inc.	8,417,338
Prepaid expenses and other current assets	115,353
Deferred tax assets	73,650
Total current assets	31,012,638
Property and equipment, net	786,221
Investment on deposit for licensure	300,000
Intangible asset—membership list	198,269
Deferred tax assets	1,979,741
Other long-term assets	70,292
Total assets	$ 34,347,161

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Claims payable	20,421,257
Bank overdrafts	$ 3,204,767
Accounts payable	226,482
Accrued expenses	519,583
Total current liabilities	24,372,089
Stockholder's equity:	
Common stock, $.01 par value. Authorized 15,000,000 shares, issued and outstanding one share	—
Additional paid-in capital	24,627,466
Accumulated deficit	(14,652,394)
Total stockholder's equity	9,975,072
Total liabilities and stockholder's equity	$ 34,347,161

See accompanying notes to consolidated financial statements

PHP HOLDINGS, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2002

Premium revenues	$260,280,202
Expenses:	
Health benefits	188,944,819
Selling, general and administrative	15,940,957
Impairment loss on intangible asset	430,902
Depreciation and amortization	290,385
Total operating expenses	205,607,063
Income from continuing operations before income taxes	54,673,139
Income tax expense	21,682,791
Income from continuing operations	32,990,348
Loss from discontinued operations, net of tax benefit of $11,235,797	(21,846,379)
Net income	11,143,969
Accretion of redeemable preferred stock dividends	(1,216,093)
Net income attributable to common stockholder	$ 9,927,876

See accompanying notes to consolidated financial statements

PHP HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common stock					
	Shares	Amount	Additional paid-in capital	Treasury stock	Retained earnings (deficit)	Total stockholder's equity
Balances at December 31, 2001	997,121.5	$ 9,971	$ 2,024,035	$(30,093,741)	$ 22,688,835	$(5,370,900)
Purchase of treasury shares	(13)	—	—	(19,282)	—	(19,282)
Stock options exercised	953,066	9,531	4,833,799	—	—	4,843,330
Tax benefit from exercise of stock options	—	—	27,398,137	—	—	27,398,137
Accreted dividends on redeemable preferred stock	—	—	—	—	(1,216,093)	(1,216,093)
Net income	—	—	—	—	11,143,969	11,143,969
Dividend to common stockholders	—	—	—	—	(47,269,105)	(47,269,105)
Cancellation of preferred shares	—	—	20,465,016	—	—	20,465,016
Cancellation of treasury shares	—	—	(30,113,023)	30,113,023	—	—
Conversion of common shares	(1,950,173.5)	(19,502)	19,502	—	—	—
Balances at December 31, 2002	1	$ —	$ 24,627,466	$ —	$(14,652,394)	$ 9,975,072

See accompanying notes to consolidated financial statements.

PHP HOLDINGS, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$11,143,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,497,518
Impairment loss on intangible asset	430,902
Deferred tax benefit	(948,078)
Changes in assets and liabilities increasing (decreasing) cash flows from operations:	
Trading securities	(30,822,882)
Accounts receivable	(3,909,227)
Prepaid expenses and other current assets	158,492
Claims payable	27,689,188
Unearned premiums	21,340,935
Accounts payable and accrued expenses	(2,524,115)
Income taxes payable	8,866,935
Net cash provided by operating activities	33,923,637
Cash flows from investing activities:	
Purchases of property and equipment	(5,208,450)
Acquisition of F.I.G. Capital, Inc.	(5,300,000)
Net cash used in investing activities	(10,508,450)
Cash flows from financing activities:	
Cash portion of common stock dividend	(46,393,462)
Proceeds from exercise of stock options	4,843,330
Purchase of treasury stock	(19,282)
Increase in bank overdrafts	3,204,767
Net cash used in financing activities	(38,364,647)
Net decrease in cash and cash equivalents	(14,949,460)
Cash and cash equivalents, beginning of year	17,785,132
Cash equivalents, end of year	$ 2,835,672
Supplemental disclosure of cash flow information—	
Cash paid during the year for income taxes	$ 2,528,341
Noncash financing activities—	
Net assets included in spinoff of CarePlus Holdings, Inc. and CarePlus Health Plans	$ 875,643

See accompanying notes to consolidated financial statements.

PHP HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

(1) Summary of Significant Accounting Policies

(a) *Description of Business and Basis of Presentation*

At December 31, 2002, PHP Holdings, Inc. (PHP or the Company) owned all of the outstanding common stock of Physicians Healthcare Plans, Inc. (PHPI), a health maintenance organization. PHPI was organized in February 1992, and qualifies as a licensed health maintenance organization under Chapter 641, Part I, *Florida Statutes*. PHPI has provided health care services in the State of Florida to Medicaid, Medicare, Florida Healthy Kids and Commercial members.

For the year ended December 31, 2002, revenue was generated from the following sources:

Medicare	54%
Medicaid	36%
Florida Healthy Kids	8%
Commercial	2%

For certain periods prior to December 31, 2002 the Company also owned CarePlus Holdings, Inc. and CarePlus Health Plans (collectively CarePlus). On December 31, 2002, all assets and liabilities of CarePlus were spun-off to the shareholders of the Company. Substantially all infrastructure of the Company, along with the Medicare and Commercial lines of business, were included in the spin-off transaction. Additionally, all revenues and expenses that were not directly attributable to the Company's continuing business lines (i.e., that were included in the spin-off transaction) were reclassified from continuing operations and recorded within loss from discontinued operations (note 13) in the accompanying consolidated statement of operations. Therefore, the resulting revenues and expenses of the Medicaid business of PHP included in the accompanying consolidated statement of operations of PHP do not include all of the revenues and expenses that would normally be included in the financial statements of a standalone Medicaid business.

Immediately after the spin-off of CarePlus, on December 31, 2002, the Company merged with AMERIGROUP Florida, Inc., a Florida corporation (AMERIGROUP). In conjunction with this merger, all preferred, common and treasury stock shares were either cancelled or converted into one share of common stock owned by AMERIGROUP in exchange for approximately $123,000,000 paid to the various stockholders.

(b) *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of PHP Holdings, Inc. and PHPI. All significant inter-company balances and transactions have been eliminated in consolidation.

(c) *Cash Equivalents*

Cash equivalents consist of short-term investments in United States Agency Securities and brokerage money market accounts, with original maturities of less than 90 days.

(d) *Investment Securities – Trading and Investment on Deposit for Licensure*

Investment securities – trading and an investment on deposit for licensure consist of U.S. government obligations, municipal bonds, and corporate debt securities. The Company classifies all of its investments as trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Interest income is recognized when earned.

(e) Property and Equipment

Property and equipment, net, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or estimated lives of the assets, which range from 2 to 5 years.

(f) Goodwill

Prior to the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) (note 1(p)), goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, seven years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

(g) Other Current and Long-Term Assets

Other current assets include interest receivable on trading securities and prepaid expenses. Other long-term assets include deposits with providers of medical services and with lessors.

(h) Claims Payable

Claims payable represent unpaid claims and an estimate of claims incurred but not reported (IBNR). PHPI and its consulting actuary estimate the amount of IBNR using standard actuarial methodologies, including historical experience and current utilization estimates. The estimates of unpaid claims can be lesser or greater than the amounts ultimately paid. These changes are recorded in health benefits expense on the Consolidated Statement of Operations in the period they are determined.

(i) Premium Revenues

Premium revenue is either prepaid or paid concurrently on a monthly basis at prescribed rates for approved participants. Premiums are recognized as revenue for the month in which PHPI is obligated to provide services to its members. Premium payments received prior to the coverage month are recorded as unearned premiums. Membership contracts are on a monthly basis subject to cancellation by the individual member or the employer group or the HMO upon applicable written notice.

(j) Health Benefits

PHPI has established a network of contracted physicians, hospitals, and other health care providers to provide comprehensive services for its members.

The cost of medical care services provided and contracted for is accrued in the period in which it is provided to a member based in part on estimates, including an accrual for medical services provided but not reported to PHPI.

Primary care physicians are compensated on a monthly capitation basis, or by fee for service, contracted at prescribed rates. Certain primary care physicians are eligible to receive additional compensation from an incentive plan, which rewards the physicians for quality, efficient patient care and governmental compliance.

Contracted hospitals are compensated at per diem rates or at prescribed discounted rates for inpatient, outpatient and emergency services. For patients covered under the Medicaid line of business, hospitals are compensated to a maximum of 45 days of inpatient care per Medicaid contract year.

Other health care providers are compensated at discounted rates which are usually based on government prescribed rates.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Benefit Plan

The Company sponsors a defined contribution 401(k) plan covering substantially all employees. The Company makes contributions to the plan equal to 25% of the first 6% of employee contributions, for a maximum contribution of 1.5%. All contributions are made in accordance with Internal Revenue Service regulations regarding maximum contributions. Employer contributions (net of applied forfeitures) totaled approximately $170,000 for the year ended December 31, 2002.

(m) Stock Option Plan

The Company accounts for its fixed stock option plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based compensation cost is reflected in net income, as all options had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123) to stock-based employee compensation for the year ended December 31, 2002:

Net income, as reported	$11,143,969
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effect	(548,552)
Pro forma net income	$10,595,417

The fair value of each grant was estimated on the date of grant for purposes of the pro forma disclosures using the minimum value method with a risk-free interest rate assumption of 7.0% and an expected life of all grants of 4.6 years.

(n) *Impairment of Long-Lived Assets*

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value (note 1(p)).

(o) *Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(p) *Recently Adopted Accounting Standards*

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141) and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144).

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 as of January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, are not amortized. Goodwill and indefinite useful life intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001. Amortization of such assets ceased on January 1, 2002 upon adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as

having indefinite useful lives, the Company was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis required the Company, on January 1, 2002, to reclassify the amount previously recorded as goodwill to an intangible asset category with an estimable useful life (note 3).

In December 2002, Statement of Financial Accounting Standards No. 148, *Stock-Based Compensation,* (SFAS No. 148) was issued which amends SFAS No. 123, and provides guidance on transition to voluntary adoption of SFAS No. 123 and disclosure when using SFAS No. 123 or APB Opinion No. 25. The Company adopted SFAS No. 148 and continues to apply APB Opinion No. 25 in accounting for its stock option plan.

(2) Property and Equipment

Property and equipment, net at December 31, 2002, consist of the following:

Furniture and equipment	$1,704,693
Leasehold improvements	41,521
	1,746,214
Less accumulated depreciation and amortization	959,993
	$ 786,221

(3) Goodwill and Intangible Asset

On March 1, 1998, the Company entered into an agreement with the Florida Department of Insurance to purchase the Medicaid membership and health care provider certificate of 6,790 Medicaid members from a Florida HMO. The Company paid a per member per month fee for each enrollee for a period of 12 months for the purchased members that remain in the Company's plan. The Company recorded goodwill of approximately $2,000,000 for amounts paid to acquire these members, and through December 31, 2001, had recorded approximately $1,100,000 of amortization expense based on its estimated seven-year useful life.

As discussed in note 1(q), upon adoption of SFAS No. 141, management reviewed this transaction and determined that the purchase of these members should be classified as a membership list intangible asset category recognized apart from goodwill as of January 1, 2002. Accordingly, the net goodwill balance of approximately $900,000 was reclassified to an intangible asset category and during 2002 was amortized over its previously established useful life. Amortization expense related to the membership list intangible asset category was approximately $300,000.

In connection with the Company's pending merger with AMERIGROUP Florida, Inc., management determined it was required to perform a review of intangible assets for potential impairment. As a result of management's impairment analysis, it was determined that only 662 of the originally purchased members remained in the Company's plan. The membership list intangible asset category was therefore determined to be impaired and accordingly, management recorded an impairment loss of approximately $400,000, which reduced the recorded value of the membership list intangible asset category to a net balance of approximately $200,000.

(4) Stop-Loss Insurance

PHPI purchased hospital inpatient stop-loss insurance for the Medicare line of business to limit its losses from individual claims. Depending on the nature and type of service rendered, the insurance company will reimburse PHPI in the range of 60% to 90% of the cost of each member's annual medical services in excess of $150,000 for hospital inpatient, up to a lifetime limitation of $2,000,000 per member.

The Company also purchased hospital inpatient reinsurance for its Medicaid, Florida Healthy Kids and commercial lines of business with deductibles ranging from $100,000 to $150,000. The reimbursement percentages range from 60% to 90%.

(5) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable, Due From CarePlus Holdings, Inc., prepaid expenses and other current assets, accounts payable, accrued expenses and claims payable: The carrying amounts approximate fair value because of the short maturity of these items.

Investment securities – trading and investment on deposit for licensure: The carrying amounts approximate their fair values, which were determined based upon quoted market prices.

(6) Income Taxes

Total income tax expense (benefit) for the year ended December 31, 2002 was allocated as follows:

Income from continuing operations	$ 21,682,791
Discontinued operations	(11,235,797)
	$ 10,446,994

Income tax expense (benefit) attributable to income from continuing operations for the year ended December 31, 2002 consists of:

Current:	
Federal	$20,115,905
State	2,514,964
Total current	22,630,869
Deferred:	
Federal	(812,902)
State	(135,176)
Total deferred	(948,078)
Total income tax expense	$21,682,791

Total income tax expense attributable to income from continuing operations differs from the amount computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes principally as a result of the following:

Tax expense at statutory rate	$19,135,599
Increase (decrease) in income taxes resulting from:	
State taxes, net of federal benefit	2,514,964
Other nondeductible expenses	32,228
Total income tax expense	$21,682,791

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 are as follows:

Deferred tax assets:	
State net operating loss carryforward	$1,453,817
Amortization of intangible asset	470,027
Accrued expenses, principally due to accrual for financial reporting purposes	134,733
Unrealized loss on trading securities	48,096
Total deferred tax assets	2,106,673
Deferred tax liability—	
Property and equipment due to accelerated depreciation	(53,282)
Net deferred tax assets	$2,053,391

The Company has a state net operating loss carryforward of approximately $2,000,000 which expires in 2017.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that its future operations will generate sufficient taxable income to allow the Company to realize the deferred tax assets. Therefore, no valuation allowance has been recorded at December 31, 2002.

(7) 2000 Stock Option Plan

During 2000, the Company approved the 2000 Stock Option Plan (the 2000 Plan), which provides for the issuance of options for 2,000,000 shares that have ten-year terms. Options were granted at various times during 2000 and 2001; however, no additional options were granted during 2002.

The Company accounts for its 2000 Plan under the recognition and measurement principles of APB Opinion No. 25 and related interpretations. No stock-based compensation cost is reflected in net income, as all

options had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Stock option activity related to the 2000 Plan during the year is as follows:

	Number of options	Weighted average exercise price
Outstanding at December 31, 2001	953,187	$5.07
Forfeited in 2002	(121)	5.07
Exercised in 2002	(953,066)	5.08
Outstanding at December 31, 2002	—	$ —

(8) Common Stock and Common Stock Dividend

In accordance with the Company's merger, on December 31, 2002 all issued and outstanding shares of common stock were converted into one common share of the Company with a $.01 par value. Accordingly, the previous par value of common stock of $19,502 was transferred to additional paid-in capital.

As discussed in note 1, on December 31, 2002, the spin-off of CarePlus was executed with the distribution of net assets of CarePlus of $875,643. On December 31, 2002, the Company also declared and paid a cash dividend of $46,393,462, for a total distribution of $47,269,105.

(9) Redeemable Preferred Stock and Accretion of Preferred Stock

Series B Non-convertible Cumulative Preferred Stock (Series B Stock) consisted of 116,278.5 outstanding shares of $1 par value stock at December 31, 2001. The Series B Stock carried a 10% cumulative dividend and was subject to mandatory redemption on December 31, 2003 at a redemption price of $100 per share plus accrued dividends. Preferred stock dividends were accreted on a straight-line basis, which did not materially differ from the interest method of accretion. Preferred stock accreted dividends are added to the preferred stock issue balance.

In accordance with the Company's merger, all preferred stock was cancelled on December 31, 2002 and the entire preferred stock balance of $20,465,016 was transferred to additional paid-in capital.

(10) Treasury Stock

For the year ended December 31, 2002, the Company repurchased 13 shares of common stock for $19,282, which was added to the balance of stock held in treasury.

In accordance with the Company's merger, all treasury stock was cancelled on December 31, 2002 and the entire treasury stock balance of $30,113,023 was transferred to additional paid-in capital.

(11) Related Party Transactions

After the spin-off of CarePlus, $9,148,519 of the Company's investments remained in a CarePlus investment account. This balance was transferred back to the Company in January 2003 and has accordingly been recorded as a receivable due from CarePlus at December 31, 2002. Offsetting the receivable from CarePlus is an amount owed to CarePlus of $731,181 as a result of a settlement provision in the merger agreement.

The Company utilizes certain administrative and healthcare services provided by related parties. During the year ended December 31, 2002, the Company paid approximately $6,500,000 for services rendered.

(12) Acquisition

On January 1, 2002, the Company acquired all of the non-real estate assets of F.I.G Capital, Inc., a Florida Corporation for $5,300,000. The assets purchased consisted of medical center operations and a trade name, "CAC Medical Centers". The operations of the medical centers have been included in the consolidated financial statements since that date.

The following table summarizes the assigned fair value of the assets acquired and liabilities assumed at the date of acquisition.

Trade name	$4,800,000
Fixed assets	500,000
Net assets acquired	$5,300,000

The amount of cash paid in excess of the fair value of tangible assets acquired was assigned to a trade name that is subject to amortization over its estimated 10-year life. All net assets from this acquisition were included in the spin-off transaction on December 31, 2002; therefore, the results of its operations are classified as discontinued operations.

(13) Discontinued Operations

SFAS No. 144 broadened the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changed the timing of recognizing losses on such operations. The classification of revenue and expense items associated with the spin-off of CarePlus have been accounted for as discontinued operations (see note 1(a)). Included in discontinued operations are all revenues and expenses that were not directly attributable to the Company's continuing business lines (Medicaid and Florida Healthy Kids). Below is a summary of 2002 amounts that were reclassified from continuing operations to discontinued operations:

Premium revenues	$ 312,100,220
Interest income	1,415,069
Expenses:	
Health benefits	(303,214,379)
Selling, general and administrative	(41,175,953)
Depreciation and amortization	(2,207,133)
Income tax benefit	11,235,797
Loss from discontinued operations	$ (21,846,379)

(14) Commitments and Contingencies

(a) *Professional Liability*

The Company is subject to various legal proceedings and claims which arise in the normal course of business. The Company has purchased professional liability coverage in the amount of $10,000,000 to insure against such risks. In the opinion of management, the amount of ultimate liability with respect to such actions, if any, will not materially affect the financial position or results of operations of the Company.

(b) *Statutory Requirements*

In accordance with *Florida Statutes*, PHPI is required to maintain in the form of cash and cash equivalents an amount equal to the minimum surplus requirement of the Department of Insurance of the State of Florida (the Department), which is calculated as the greater of $1.5 million, or 10% of total liabilities, or 2% of total annualized premiums. In addition, PHPI is required to maintain a minimum insolvency deposit of $300,000. At December 31, 2002, the Company was in compliance with the cash, surplus and insolvency deposit requirements.

Medicaid members are serviced via a contract awarded by the State of Florida Agency for Health Care Administration (AHCA). Under the terms of the AHCA contract, PHPI is required to provide comprehensive healthcare services on a prepaid basis to eligible Medicaid enrollees. PHPI must comply with certain minimum standards regarding the number of physicians and hospitals available to provide services and is subject to certain marketing and other rules to be followed in the enrollment process. In 1999, PHPI was also required to maintain net worth at an amount equal to one and one-half times PHPI's monthly-prepaid revenue under this contract. Included in the calculation is a deposit of 5% of monthly payments made by AHCA, up to a maximum of 2% of the annual contract amount, with a financial institution in the State of Florida for insolvency protection. During 2000, PHPI received an exemption on an ongoing basis from AHCA on the net worth and deposit requirements, provided the Company maintains insolvency insurance coverage. The current contract with AHCA expires on June 30, 2003, at which time management of PHPI anticipates renewal.

(c) *Leases*

The Company has entered into various noncancelable operating leases for facilities and equipment. Total rent expense for these leases (included in continuing operations) was approximately $1,100,000 in 2002.

Future minimum lease payments under these noncancelable-operating leases with initial lease terms in excess of one year are as follows:

Year ending December 31:	
2003	$1,089,125
2004	1,047,577
2005	262,761
	$2,399,463

INDEPENDENT AUDITORS' REPORT

The Board of Directors
AMERIGROUP Corporation

Under date of February 10, 2003, we reported on the consolidated balance sheets of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements and statements of stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule, Schedule II—Schedule of Valuation and Qualifying Accounts, which is also included herein. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, the financial statement schedule, Schedule II—Schedule of Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

February 10, 2003
Norfolk, Virginia

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

Valuation Allowance on Deferred Tax Assets	Balance Beginning of Year	Additions-Amounts Charged to Expense	Deductions-Amounts Credited to Expense	Balance End of Year
Year Ended December 31, 2002	$—	$785	$—	$785
Year Ended December 31, 2001	—	—	—	—
Year Ended December 31, 2000	—	—	—	—

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Company*

The information regarding compliance with Section 16(a) of the Securities and Exchange Act of 1934 is incorporated herein by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement (the "Proxy Statement") to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for our Annual Meeting of Stockholders to be held on Tuesday, May 13, 2003. The Proxy Statement will be filed within 120 days after the end of our fiscal year ended December 31, 2002.

The information regarding Executive Officers is contained in Part I of this Report under the caption "Executive Officers of the Company."

The information regarding directors is incorporated herein by reference from the section entitled "PROPOSAL #1: ELECTION OF DIRECTORS" in the Proxy Statement.

Item 11. *Executive Compensation*

Information regarding executive compensation is incorporated herein by reference from the section entitled "Executive Officer Compensation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Information regarding security ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions*

Information regarding certain relationships and related transactions is incorporated herein by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 as amended) as of a date within 90 days of the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to AMERIGROUP (including its consolidated subsidiaries) required to be included in our reports filed or submitted under the Securities Exchange Act of 1934, as amended.

(b) Changes in Internal Controls.

Since the Evaluation Date, there have not been any significant changes in our internal controls or in other factors that could significantly affect such controls.

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a)(1) Financial Statements.

The following financial statements are filed: Independent Auditors' Report, Consolidated Balance Sheets, Consolidated Income Statements, Consolidated Statements of Stockholders' Equity, Consolidated Statements of Cash Flows, and Notes to Consolidated Financial Statements. Also filed are the financial statements for PHP Holdings, Inc. and Subsidiary including the Independent Auditors' Report, Consolidated Balance Sheet, Consolidated Statements of Operations, Consolidated Statements of Stockholder's Equity (Deficit), Consolidated Statements of Cash Flows, and Notes to Consolidated Financial Statements as well as the Unaudited Pro Forma Financial Information including the Proforma Consolidated Income Statement, Proforma Consolidated Balance Sheet and Proforma Financial Information, in connection with our Current Report on Form 8-K, dated January 9, 2003, announcing the completion of our acquisition of PHP Holdings, Inc. and its wholly-owned subsidiary Physicians Healthcare Plans, Inc., as required under Item 7 of Form 8-K.

(a)(2) Financial Statement Schedules.

All applicable financial statement schedules have been omitted because the required information is included in the Consolidated Financial Statements included in Item 14(a)(1).

(b) Reports on Form 8-K.

We filed a report on Form 8-K on November 25, 2002, announcing the approval of our acquisition of PHP Holdings, Inc. by the Florida Department of Insurance.

We filed a report on Form 8-K on December 11, 2002, announcing the filing of our application for listing on the New York Stock Exchange.

We filed a report on Form 8-K on January 9, 2003, announcing that we had completed our acquisition of PHP Holding, Inc. and its wholly–owned subsidiary Physicians Healthcare Plans, Inc., effective January 1, 2003, which added approximately 193,000 members in Florida. Item 5: We also announced that our shares of common stock began trading on the New York Stock Exchange on January 3, 2003 under the symbol "AGP".

(c) Exhibits.

The following exhibits, which are furnished with this annual report or incorporated herein by reference, are filed as part of this annual report.

Exhibit Number	Description
3.1*	Form of Amended and Restated Certificate of Incorporation of the Company.
3.2*	Form of By-Laws of the Company.
3.3*	Form of share certificate for common stock.
3.4*	AMERIGROUP Corporation Second Restated Investor Rights Agreement, dated July 28, 1998.
3.5*	Silicon Valley Registration Rights Agreement, entered into as of May 15, 1998.
3.6*	Stock Restriction and Registration Rights Agreement, between AMERIGROUP Corporation and Prudential Health Care Plan, Inc.
3.7*	Form of warrant issued in connection with the sale of Series E Redeemable Preferred Stock.
3.8*	Common Stock Purchase Warrant Issued to Silicon Valley Bank, dated May 15, 1998.
10.1*	1999 Contract for Services between the Texas Department of Health ("TDH") and HMO (Harris Service Area), dated August 9, 1999.
10.2*	1999 Contract For Services between the TDH and HMO (Tarrant Service Area), dated August 9, 1999.

Exhibit Number	Description
10.3*	1999 Contract For Services between the TDH and HMO (Harris County Service Area STAR+PLUS Contract)
10.4*	2000 Contract For Services between TDH and HMO (Dallas Service Area) (replaces prior exhibit 10.4).
10.5*	Children's Health Insurance Program Agreement for the Provision of Health Care Services between the Texas Department of Health and Human Services Commission and AMERICAID Texas, Inc., d/b/a Amerikids, dated January 19, 2000, as amended (replaces prior exhibit 10.5).
10.6*	Contract between State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services and Americaid New Jersey, Inc., Contractor (replaces prior exhibit 10.6).
10.7*	State of Illinois, Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization, dated April 1, 2000.
10.8*	Managed Care Organization HealthChoice Provider Agreement, dated as of January 1, 2000.
10.9*	District of Columbia Medicaid Managed Care Program, Department of Health, Prepaid, Capital Risk Contract.
10.10*	1994 Stock Plan.
10.11*	Form of 2000 Equity Incentive Plan.
10.12*	Form of Employee Stock Purchase Plan.
10.13*	Form of 2000 Cash Incentive Plan.
10.14*	Second Amended and Restated Employment Agreement of Jeffrey L. McWaters, dated October 2, 2000 (replaces prior exhibit 10.14).
10.15*	Employment Agreement of Lorenzo Childress, Jr., M.D.
10.16*	Form of Officer and Director Indemnification Agreement.
10.17*	CCPN and HMO Medicaid Agreement By and Between Americaid Texas Inc., d/b/a Americaid Community Care, and Cook Children's Physician Network, A Texas 5.01 Non-profit Corporation, dated as of October 9, 1997, as amended.
10.18*	Third Medical Assistance Medical Services Agreement between Prudential Health Care Plan, Inc. and Johns Hopkins Medical Services Corporation, dated August 2, 1996, assigned to the Company pursuant to the Amendment and Assignment of Third Medical Assistance Medical Service Agreement, as of April 30, 1999.
10.19*	Loan and Security Agreement, between AMERIGROUP Corporation, as borrower, and the Financial Institutions Party Thereto From Time to Time, as Lender and Fleet Capital Corporation, as Agent, dated November 9, 1999.
10.20*	Amendment, dated September 1, 2001, to the 1999 Contract for Services between TDH and HMO (Harris County Service Area, STAR+PLUS Contract).
10.21**	Credit and Guaranty Agreement, between AMERIGROUP Corporation, as borrower and Bank of America N.A., administrative agent, UBS Warburg LLC and CIBC World Markets Corp., as lenders, dated December 14, 2001.
10.22***	District of Columbia Healthy Families Program, Department of Health, Prepaid, Capital Risk Contract dated April 9, 2002, together with amendments.
10.23+	Lender Joinder Agreement, by and among AMERIGROUP Corporation, Wachovia Bank, National Association, and the Securities named therein, dated as of June 28, 2002.
10.24++	Amendment, dated September 1, 2002 to the 1999 Contract for Services between the Health and Human Services (HHS) and HMO (Tarrant Service Area)
10.25++	Amendment, dated September 1, 2002 to the 1999 Contract for Services between the HHS and HMO (Harris Service Area)

Exhibit Number	Description
10.26++	Amendment, dated September 1, 2002 to the 2000 Contract for Services between the HHS and HMO (Dallas Service Area).
10.27++	Amendment, dated September 1, 2002 to the 1999 Contract for Services between the HHS and HMO (Harris County Service Area STAR+PLUS Contract).
10.28++	Amendment, dated September 1, 2002 to the 2002 Contract for Services between the HHS and HMO (Childrens Health Insurance Program Agreement).
10.29+++	Merger Agreement by and among PHP Holdings, Inc., AMERIGROUP Florida, Inc., AMERIGROUP Corporation and the Shareholders (as defined therein), dated August 21, 2002, together with the first amendment dated December 30, 2002.
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP with respect to the financial statements of the registrant.
99.1	Certification of Chief Executive Officer and Chief Financial Officer, dated March 14, 2003.

* Previously filed as an exhibit to Registration Statement No. 333-3740 on Form S-1, which was declared effective by the Securities and Exchange Commission on November 5, 2001, and incorporated herein by reference.

** Previously filed as an exhibit to the Annual Report on Form 10-K on March 12, 2002.

*** Previously filed as an exhibit to the Quarterly Report on Form 10-Q filed on May 13, 2002.

\+ Previously filed as an exhibit to the Quarterly Report on Form 10-Q filed August 2, 2002.

++ Previously filed as an exhibit to the Quarterly Report on Form 10-Q filed November 1, 2002.

+++ Previously filed as an exhibit on the Form 8-K filed January 9, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on March 14, 2003.

AMERIGROUP CORPORATION

By: /s/ SCOTT M. TABAKIN
Name: Scott M. Tabakin
Title: Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JEFFREY L. MCWATERS **Jeffrey L. McWaters**	Chairman, Chief Executive Officer and President	March 14, 2003
/s/ SCOTT M. TABAKIN **Scott M. Tabakin**	Chief Financial Officer	March 14, 2003
/s/ KATHLEEN K. TOTH **Kathleen K. Toth**	Chief Accounting Officer	March 14, 2003
/s/ CARLOS A. FERRER **Carlos A. Ferrer**	Director	March 14, 2003
/s/ C. SAGE GIVENS **C. Sage Givens**	Director	March 14, 2003
/s/ WILLIAM J. MCBRIDE **William J. McBride**	Director	March 14, 2003
/s/ CHARLES W. NEWHALL III **Charles W. Newhall III**	Director	March 14, 2003
/s/ UWE E. REINHARDT, PH.D. **Uwe E. Reinhardt, Ph.D.**	Director	March 14, 2003
/s/ RICHARD D. SHIRK **Richard D. Shirk**	Director	March 14, 2003

CEO CERTIFICATION

I, Jeffrey L. McWaters, certify that:

1. I have reviewed this annual report on Form 10-K of AMERIGROUP Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"), and

c) Presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role on the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: March 14, 2003

/s/ JEFFREY L. MCWATERS

Jeffrey L. McWaters
Chief Executive Officer

CFO CERTIFICATION

I, Scott M. Tabakin, certify that:

1. I have reviewed this annual report on Form 10-K of AMERIGROUP Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"), and

c) Presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role on the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: March 14, 2003

/s/ SCOTT M. TABAKIN

Scott M. Tabakin
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

AMERIGROUP®
CORPORATION

April 10, 2003

Dear Stockholder:

You are cordially invited to attend AMERIGROUP Corporation's second annual meeting of stockholders, which will be held on May 13, 2003 at 10:00 a.m., local time, at the Sheraton Oceanfront Hotel, located at 36th and Boardwalk, Virginia Beach, Virginia 23451 in the Cape Hatteras Room. After the formal business session, there will be a report on the state of the Company and a brief question and answer session.

The attached notice and proxy statement describe the items of business to be transacted at the annual meeting. Your vote is important, regardless of the number of shares you own. I urge you to vote now, even if you plan to attend the annual meeting. Please follow the instructions on the enclosed proxy card.

Remember, you can always vote in person at the annual meeting even if you have voted by proxy if you are a stockholder of record or have a legal proxy from a stockholder of record. Thank you for your interest in our Company.

Sincerely,

AMERIGROUP Corporation



Jeffrey L. McWaters
Chairman and Chief Executive Officer

AMERICAID • AMERIKIDS • AMERIFAM • AMERIPLUS

AMERIGROUP CORPORATION • 4425 CORPORATION LANE • VIRGINIA BEACH, VIRGINIA 23462 • 757 490 6900 • WWW.AMERIGROUPCORP.COM

AMERIGROUP®
CORPORATION

4425 Corporation Lane
Virginia Beach, VA 23462

PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, MAY 13, 2003

The annual meeting of stockholders of AMERIGROUP Corporation will be held in the Cape Hatteras Room at the Sheraton Oceanfront Hotel, located at 36th and Boardwalk, Virginia Beach, Virginia 23451 on Tuesday, May 13, 2003 at 10 a.m., local time. Doors to the meeting will open at 9:30 a.m. The annual meeting will be held for the following purposes:

1. To elect two directors to the Board of Directors for three-year terms ending in 2006;
2. To approve the 2003 Equity Incentive Plan;
3. To approve the 2003 Cash Incentive Plan;
4. To ratify the appointment by the Board of Directors of KPMG LLP as our independent auditors for the year ending December 31, 2003; and
5. To transact such other business that may properly be brought before the meeting or any adjournment or postponement thereof.

Notice of the annual meeting has been sent to all holders of record of AMERIGROUP's common stock at the close of business on March 21, 2003. All holders of record as of March 21, 2003 will be entitled to attend and vote at the meeting.

A copy of our 2002 Annual Report is being mailed together with this proxy material. Any stockholder who desires additional copies may obtain one without charge by sending a request to the Company, c/o Investor Relations, AMERIGROUP Corporation, 4425 Corporation Lane, Virginia Beach, VA 23462.

By Order of the Board of Directors,



STANLEY F. BALDWIN
Senior Vice President,
General Counsel and Secretary

Virginia Beach, Virginia
April 10, 2003

AMERIGROUP CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
MAY 13, 2003

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement has been sent to you to solicit your vote at the annual meeting of stockholders of AMERIGROUP Corporation to be held in the Cape Hatteras Room of the Sheraton Oceanfront Hotel, located at 36th and Boardwalk, Virginia Beach, Virginia 23451 on Tuesday, May 13, 2003 at 10 a.m., local time, or any adjournment or postponement thereof, for the purposes set forth in the accompanying notice. Our Board of Directors is soliciting the accompanying form of proxy and urges you to sign the proxy, fill in the date, and return it immediately. The prompt cooperation of stockholders is necessary in order to ensure a quorum and to avoid expense and delay. References in this proxy statement to "the Company," "we," "us" and "our" refer to AMERIGROUP Corporation.

Notice of the annual meeting has been sent to all stockholders of record of our common stock who held such shares of stock at the close of business on March 21, 2003. You may vote your shares if you were a stockholder of record of our common stock on that date. Each share is entitled to one vote at the meeting. At the close of business on March 21, 2003, there were 20,636,936 outstanding shares of our common stock, par value $0.01 per share. The presence, in person or by properly executed proxy, of the holders of a majority of the shares outstanding is necessary to constitute a quorum at the annual meeting. Directors are elected by a plurality of the votes cast, and the two nominees who receive the greatest number of votes cast for election of directors at the annual meeting will be elected. The approval by shareholders of the 2003 Equity Incentive Plan and the 2003 Cash Incentive Plan and the ratification by shareholders of the appointment of the Company's auditors, each require the affirmative vote of the holders of a majority of all shares present and entitled to vote.

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum. In the election of directors, broker non-votes will be disregarded and have no effect on the outcome of the vote. With respect to the approval of the 2003 Equity Incentive Plan and the 2003 Cash Incentive Plan and the ratification of the appointment of auditors, abstentions from voting will have the same effect as voting against such matter and broker non-votes will be disregarded and have no effect on the outcome of the vote.

This proxy statement and the accompanying proxy materials are being mailed to stockholders on or about April 10, 2003.

All holders of record of our common stock as of the close of business on March 21, 2003 will be entitled to attend and vote at the meeting. You may vote your shares either by proxy or in person, as follows:

- By Proxy: You can vote by completing, signing and dating the enclosed proxy card and returning it by mail in the postage paid envelope provided. The instructions for voting are contained on the enclosed proxy card. The individuals named on the card are your proxies. They will vote your shares as you indicate. If you sign your card without indicating how you wish to vote, all of your shares will be voted:
  - FOR all of the nominees for Director;
  - FOR approval of the 2003 Equity Incentive Plan;
  - FOR approval of the 2003 Cash Incentive Plan;
  - FOR ratification of the appointment of KPMG LLP as our independent auditors to serve for the 2003 fiscal year; and
  - At the discretion of your proxies, on any other matters that may be properly brought before the annual meeting.
- In Person: You may attend the annual meeting and vote in person.

You may revoke your proxy before it is voted at the meeting by either filing a written notice of revocation dated after the proxy date with American Stock Transfer & Trust Company in its capacity as our transfer agent or by sending to American Stock Transfer & Trust Company a later-dated proxy for the same shares of common stock. You may also revoke your proxy by attending the annual meeting and voting in person at the annual meeting. The mailing address for American Stock Transfer & Trust Company is 5559 Maiden Lane, New York, NY 10038.

If your shares are registered differently and are in more than one account, you will receive more than one proxy card. To ensure that all your shares are voted, please sign and return all proxy cards. We encourage you to have all accounts registered in the same name and address whenever possible. You can accomplish this by contacting our transfer agent, American Stock Transfer & Trust Company, at 212-936-5100 or 800-937-5449.

All expenses of soliciting proxies, including clerical work, printing and postage, will be paid by the Company. Such solicitation will be made by mail and may also be made by directors, officers and employees of the Company personally or by telephone, facsimile or other electronic means, without additional compensation. The Company will also reimburse brokers and other persons holding shares in their names or in the names of nominees for their reasonable expenses for sending material to principals and obtaining their proxies. The Company has retained Morrow & Co., Inc. to aid in the solicitation of proxies. It is estimated that the fee for Morrow & Co., Inc. will be approximately $5,000 plus reasonable out-of-pocket costs and expenses. Such fees will be paid by the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of February 28, 2003(1), by (i) each named executive officer listed in the Summary Compensation Table, (ii) each of our directors, (iii) all directors and executive officers as a group and (iv) stockholders holding 5% or more of our outstanding common stock based on information previously provided to the Company by the beneficial owner.

Name	Number of Shares	Percent
Jeffrey L. McWaters(2)(3)	583,958	2.8%
Carlos A. Ferrer(4)	118,194	*
William J. McBride(2)(5)	73,875	*
Uwe E. Reinhardt, Ph.D.(6)	40,000	*
Richard D. Shirk(2)(7)	22,000	*
Wasatch Advisors, Inc.(8)	2,883,113	14.0%
Wellington Management Company, LLP(9)	1,704,450	8.3%
RS Investments(10)	1,411,000	6.8%
Theodore M. Wille, Jr.(2)(11)	111,100	*
Lorenzo Childress, Jr., M.D.(2)(12)	117,500	*
Scott M. Tabakin (2)(13)	45,452	*
Scott S. Pickens (2)(14)	55,658	*
All executive officers and directors as a group (17 persons)	1,542,285	7.1%

* Represents beneficial ownership of less than one percent.

(1) This table does not include any shares owned by C. Sage Givens or Charles W. Newhall, III, each of whom were a member of the Board of Directors of AMERIGROUP until they resigned on March 28, 2003.

(2) The address for this person is c/o AMERIGROUP Corporation, 4425 Corporation Lane, Suite 300, Virginia Beach, VA 23462.

(3) Includes options to purchase 427,458 shares of common stock.

(4) Represents securities owned by FFC Partners I, L.P. and Mr. Ferrer. Mr. Ferrer is a general partner of Ferrer Freeman & Company, LLC, and shares investment and voting power in respect to the securities beneficially owned by these funds. Mr. Ferrer's address is c/o Ferrer Freeman & Company, LLC, 10 Glenville Street, Greenwich, CT 06831.

(5) Includes options only.

(6) Includes options only. Dr. Reinhardt's address is 351 Wallace Hall, Princeton University, Princeton, NJ 08544.

(7) Includes options to purchase 20,000 shares of common stock.

(8) Represents securities owned by Wasatch Advisors, Inc. ("Wasatch") on December 31, 2002, as derived from information that Wasatch has reported in a Schedule 13G under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), filed with the Securities and Exchange Commission, ("SEC") on February 12, 2003. Such Schedule 13G indicates that Wasatch, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, owns approximately 14.0 percent of the outstanding shares of AMERIGROUP. Wasatch manages five mutual funds and also acts as an investment advisor to unaffiliated clients ("Accounts") that have large portfolios of stocks, such as pension and retirement funds. AMERIGROUP's common stock is held in three different Wasatch mutual funds as well as by a number of Accounts. Approximately 60 percent of the shares are held by three different funds: the Wasatch Small Cap Growth Fund, the Wasatch Core Growth Fund and the Wasatch Micro Cap Fund. Taken together these funds own approximately 7.8 percent of AMERIGROUP's common stock. No individual fund holds 5 percent or more of AMERIGROUP's common stock. Each of these funds has a separate manager who has the authority to vote the shares as he or she sees fit. The remaining shares of AMERIGROUP common stock are held in the Accounts for which Wasatch provides advisory services. The principal business address for Wasatch is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(9) As of December 31, 2002, based on the Schedule 13G filed by Wellington Management Company, LLP ("WMC"). WMC is a registered investment advisor under the Investment Advisers Act of 1940, as amended. As of December 31, 2002, WMC, in its capacity as investment advisor, may be deemed to have beneficial ownership of 1,704,450 shares of common stock that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class. WMC has shared voting authority over 1,453,630 shares and no voting authority over 250,820 shares, based on information provided to the Company by Wellington Management Company, LLP.

(10) Represents securities owned by RS Investment Management Co. LLC ("RS") as of December 31, 2002, as derived from information RS has reported in a Schedule 13G under the Exchange Act, filed with the SEC on February 14, 2003. RS, an investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E), owns approximately 6.8 percent of the outstanding shares of AMERIGROUP. RS manages multiple mutual funds and also acts as an investment advisor to unaffiliated clients that have large portfolios of stocks, such as pension and retirement funds. AMERIGROUP's common stock is held in several different RS mutual funds as well as by a number of Accounts. No individual fund holds 5 percent or more of AMERIGROUP's common stock. Each of these funds has a separate manager who has the authority to vote the shares as he or she sees fit. The remaining shares of AMERIGROUP common stock are held in the Accounts for which RS provides advisory services. The principal business address for RS is 388 Market Street, San Francisco, CA 94111.

(11) Includes options to purchase 15,200 shares of common stock.

(12) Includes options to purchase 87,504 shares of common stock.

(13) Includes options to purchase 38,875 shares of common stock.

(14) Includes options to purchase 41,417 shares of common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and Directors and persons who own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish to us copies of all Section 16(a) forms they file. Based solely on a review of the copies of Section 16(a) forms furnished to us and written representations from certain reporting persons that no other filings were required for those persons, we believe that all the Section 16(a) filing requirements applicable to our executive officers, Directors and greater than ten percent stockholders were complied with for year 2002, except that Mr. William McBride, a member of the Board of Directors of the Company, did not timely report on Form 4 an acquisition of 6,887 shares received pursuant to a pro-rata distribution from a limited partnership of which Mr. McBride is a non-managing member, Mr. Herman Wright, Chief Marketing Officer, did not timely report on Form 4 an exercise of 30,625 shares, Ms. Kathleen Toth, Chief Accounting Officer, did not timely report on Form 4 an acquisition of 226 shares, Ms. Sherri Lee, Treasurer, did not timely report on Form 4 an acquisition of 80 shares and Mr. Scott Tabakin, Chief Financial Officer, did not timely report on Form 4 an acquisition of 153 shares.

PROPOSAL #1: ELECTION OF DIRECTORS

The Company's Board of Directors currently has five members, only one of whom, Mr. McWaters, is an employee of the Company. On March 28, 2003, each of C. Sage Givens and Charles W. Newhall, III resigned from the Board of Directors of the Company. The vacancies on the Board were not filled, and, in accordance with the Company's Amended and Restated Certificate of Incorporation, the size of the Board was reduced from seven to five members.

The Company's Amended and Restated Certificate of Incorporation provides for a Board of Directors divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one class expiring each year at the annual meeting. Each class of Directors is elected for a term of three years, except in the case of elections to fill vacancies or newly appointed Directorships.

Two Directors will be elected at the annual meeting to serve until the annual meeting of stockholders in 2006 and until the election and qualification of their successors, or their earlier death, resignation or removal. Unless otherwise indicated on any proxy, the Board of Directors intends to vote the shares represented by proxies received by the Board for each of the nominees whose biographical information appears in the section immediately following. Each of the nominees are now serving as a director of the Company. Both nominees have consented to serve if elected. However, if at the time of the meeting any nominee is unable or unwilling to serve, the proxies will be voted for such other person as the Board of Directors may designate. Mr. Ferrer has informed the Company that other professional commitments may result in his being unable to serve a full three-year term. The Board of Directors nevertheless recommends that the stockholders vote for re-election of Mr. Ferrer. If Mr. Ferrer resigns as director before his term expires, the Board of Directors would seek to fill the vacancy with an appropriately qualified replacement.

VOTE REQUIRED

Directors will be elected by a plurality of the votes cast. The Board of Directors unanimously recommends that you vote FOR the election to the Board of Directors of each of the two nominees identified below.

NOMINEES FOR DIRECTOR
(Terms to expire in 2006)



Carlos A. Ferrer

Mr. Ferrer, age 49, has been one of our Directors since 1996. Mr. Ferrer is a General Partner of Ferrer Freeman & Company, LLC, a private equity firm founded in 1995 that manages funds dedicated to investing in the health care industry.



William J. McBride

Mr. McBride, age 58, has been one of our Directors since 1995. Mr. McBride has been retired since 1995. Prior to that, Mr. McBride was President, Chief Operating Officer and a director of Value Health, Inc. and President and Chief Executive Officer of CIGNA Healthplans, Inc. Mr. McBride also serves on the board of directors of VistaCare, Inc. and a number of privately held companies.

DIRECTORS CONTINUING IN OFFICE



Jeffrey L. McWaters

Mr. McWaters, age 46, has been our Chairman of the Board of Directors and Chief Executive Officer since he founded our Company in December 1994. From 1991 to 1994, Mr. McWaters served as President and Chief Executive Officer of Options Mental Health, a national managed behavioral health care company and prior to that, in various senior-operating positions with EQUICOR–Equitable HCA Corporation and CIGNA HealthCare. Mr. McWaters is a member of the Board of Visitors of the College of William and Mary and a director of the American Association of Health Plans. His term as Director expires in 2004.



Uwe E. Reinhardt, Ph.D.

Dr. Reinhardt, age 65, joined the Board of Directors in 2002. He is the James Madison professor of Political Economy and Professor of Economics and Public Affairs of Princeton University, a Trustee of Duke University and of its Duke University Health System, a Trustee of the H&Q Healthcare Investors and H&Q Life Sciences Investors, and a member of the Editorial Board of the *Journal of the American Medical Association, Health Affairs* and several other journals. Dr. Reinhardt serves on the Board of Boston Scientific Corporation and Triad Hospitals, Inc. He is a Commissioner on the Henry J. Kaiser Family Foundation's Commission on Medicaid and the Uninsured. Until 2002, he had served for five years on the Center for Health Care Strategies, a non-profit think tank focused on improving managed-care techniques for the Medicaid and SCHIP populations.



Richard D. Shirk

Mr. Shirk, age 57, joined the Board of Directors in 2002. Mr. Shirk has been retired since April 2002. Prior to that, Mr. Shirk served as Chairman, Chief Executive Officer and President of the holding company, Cerulean Companies, and was president and chief executive officer of Blue Cross Blue Shield of Georgia. He has also held senior executive positions with Cigna Healthcare, Equicor and The Equitable. In addition, Mr. Shirk serves on the Board of Directors of the SSgA funds, the Healthcare Georgia Foundation and privately held companies. His term as Director expires in 2005.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met six times in 2002. There were four Regular and two Special Board Meetings. No incumbent director attended less than 75% of the aggregate of all meetings of the Board of Directors and any committees of the Board on which he or she served, if any, during his or her tenure as director.

The Board of Directors has two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee approves the scope of audits and other services to be performed by the Company's independent and internal auditors; considers whether the performance of any professional service by the auditors other than services provided in connection with the audit function could impair the independence of the outside auditors; reviews the results of internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls; and reviews interim audited financial statements each quarter before the Company files its Form 10-K and Form 10-Q with the SEC. The Compensation Committee considers management proposals relating to compensation, reviews and makes recommendations to the Board of Directors with respect to compensation and benefit issues, and administers the terms of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Audit Committee

The Audit Committee of the Board of Directors is composed of three independent Directors, who qualify as "independent" under Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange listing standards and operates under a charter adopted by the Board of Directors (attached as Exhibit A hereto). These Directors are Carlos A. Ferrer, Uwe E. Reinhardt, Ph.D. and William J. McBride, with Mr. McBride serving as the Chairperson. Charles W. Newhall, III served as a member of the Audit Committee until November 5, 2002, at which time he resigned as a member of the committee and Dr. Reinhardt was elected by the Board of Directors to serve in his place. The Board of Directors has determined that at least one independent member of the Audit Committee, William J. McBride, has accounting or related financial management expertise. The independent and internal auditors have unrestricted access to the Audit Committee and vice versa. The Audit Committee met six times in 2002. No membership changes are contemplated for 2003.

The Audit Committee Report

The Audit Committee has reviewed and discussed with management the Company's audited financial statements as of, and for, the year ended December 31, 2002.

At its meeting on March 10, 2003, the Audit Committee discussed with the Company's independent auditors, KPMG LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended by the Independence Standards Board, and has discussed with the auditors the auditor's independence. The Audit Committee considered whether the provision of non-financial audit services was compatible with KPMG's independence in performing audit services.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 which was filed with the Securities and Exchange Commission on March 14, 2003.

Members of the Audit Committee:

William J. McBride (Chairperson)
Carlos A. Ferrer
Uwe E. Reinhardt, Ph.D

COMPENSATION OF DIRECTORS

Directors who are officers or employees of the Company receive no compensation for service as a member of the Board of Directors. Directors who are not officers or employees of the Company receive a quarterly retainer of $2,500 and $2,500 for each Regular Board meeting that they attend in person. Directors are not compensated for participating in Special Board meetings or participating in Regular Board Meetings by conference call, unless an exception is granted by the Chairman of the Board of Directors. The Chairman of the Audit Committee receives an additional retainer of $1,000 per quarter. Directors are not separately compensated for participation or attendance at Committee meetings.

In February 2002, the Company granted to Dr. Uwe E. Reinhardt an option to purchase 40,000 shares of common stock under our 2000 Equity Incentive Plan at an exercise price of $21.25 per share, subject to his agreement to serve on our Board of Directors, which occurred in March 2002. Options covering 20,000 of the shares were vested as of the date of grant, and the remaining 20,000 vested on February 7, 2003. In August of 2002, the Company granted to Richard D. Shirk an option to purchase 40,000 shares of common stock under the 2000 Equity Incentive Plan at an exercise price of $24.92 per share upon Mr. Shirk's election to the Board of Directors. Options covering 20,000 of the shares were vested on the date of grant, with the remaining 20,000 vesting on the first anniversary of the grant, assuming continued service as a director.

EXECUTIVE OFFICER COMPENSATION

The table below sets forth a summary of the compensation the Company paid for the last three fiscal years to the Chief Executive Officer and to the four additional most highly compensated persons serving as executive officers (collectively with the Chief Executive Officer, the "Named Executive Officers") at the end of the last fiscal year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Underlying Options (#)**	**All Other Compensation ($)(4)**
Jeffrey L. McWaters	2002	560,083	1,350,000	—	100,000	1,000
Chairman and Chief Executive	2001	437,419	950,000	3,952(1)	50,000	4,195
Officer	2000	411,061	850,000	—	100,000	500
Scott M. Tabakin	2002	321,923	250,000	—	52,500	141
Senior Vice President,	2001	177,692	410,000	126,960(2)	100,000	—
Chief Financial Officer	2000	—	—	—	—	—
Lorenzo Childress, Jr., M.D.	2002	306,901	250,000	—	20,000	1,295
Senior Vice President,	2001	283,041	400,000	—	17,500	1,000
Chief Medical Officer	2000	268,271	210,000	—	25,000	500
Scott S. Pickens	2002	267,600	250,000	—	21,000	1,172
Senior Vice President,	2001	257,354	410,000	—	12,500	2,000
Chief Information Officer	2000	129,808	176,000	94,334(3)	37,500	500
Theodore M. Wille, Jr.	2002	291,530	235,000	—	21,000	1,272
Senior Vice President,	2001	281,031	410,000	—	10,000	1,000
Chief Operating Officer	2000	267,886	210,000	—	30,000	500

(1) Compensation for the payment of taxes.
(2) Compensation of $69,637 for relocation and $57,323 for payment of taxes.
(3) Compensation of $58,874 for relocation and $35,460 for payment of taxes.
(4) For 2002, compensation for corporate matching funds for the Company's 401(k) retirement plan of $1,000 for Mr. McWaters, Mr. Childress, Mr. Pickens and Mr. Wille and for life insurance premiums.

The following table sets forth information concerning individual grants of stock options made during 2002 to the Named Executive Officers.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
					5% ($)	10% ($)
Jeffrey L. McWaters	100,000	9.3%	$21.25	02/07/12	1,336,401	3,386,703
Scott M. Tabakin	52,500	4.9%	$21.25	02/07/12	701,611	1,778,019
Theodore M. Wille, Jr.	21,000	1.9%	$21.25	02/07/12	280,644	711,208
Lorenzo Childress, Jr., MD	20,000	1.9%	$21.25	02/07/12	267,280	677,341
Scott S. Pickens	21,000	1.9%	$21.25	02/07/12	280,644	711,208

(1) The options were granted on February 7, 2002. Options covering twenty percent (20%) of the shares were vested on the date of grant. Another five percent vested on April 1, 2002 and the remaining options vest in five percent increments each quarter thereafter.

(2) Calculated based on the fair market value at the date of grant, which is equal to the exercise price. The amounts shown in these columns are the potential realizable value of options granted at assumed rates of stock price appreciation (5% and 10%) specified by the SEC, and have not been discounted to reflect the present value of such amounts. The assumed rates of stock price appreciation are not intended to forecast the future appreciation of the common stock.

The following table sets forth information concerning the exercise of stock options during 2002 by the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year–End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of In-the-Money Options at Fiscal Year-End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey L. McWaters	—	—	356,207	143,751	8,804,166	1,809,578
Scott M. Tabakin	40,000	664,024	8,375	104,125	75,878	1,380,873
Theodore M. Wille, Jr.	48,750	1,082,250	52,225	27,525	1,185,704	408,595
Lorenzo Childress, Jr., M.D.	32,496	797,106	59,378	33,126	1,310,963	538,321
Scott S. Pickens	8,933	134,442	24,042	38,025	322,146	496,850

(1) This amount represents the aggregate market value of the common stock at the time each option was exercised less the aggregate exercise price of the option.

(2) Value was calculated using the fair market value of $30.31 per share, which was the closing price on December 31, 2002.

EQUITY COMPENSATION PLAN INFORMATION

The following table is relevant to Proposal #2 relating to approval of the 2003 Equity Incentive Plan and Proposal #3 relating to approval of the 2003 Cash Incentive Plan. It provides information as of December 31, 2002 about the Company's common stock that may be issued to employees, consultants or members of the Board of Directors under all of our existing equity compensation plans, namely the 1994 Stock Plan, the 2000 Equity Incentive Plan and the Company's Employee Stock Purchase Plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by security holders	2,414,934	$10.05	1,183,433
Equity compensation plans not approved by security holders	—	—	—
Total	2,414,934	$10.05	1,183,433

(1) Includes a total of 635,907 shares not yet issued as of December 31, 2002 under the 1994 Stock Plan and 2000 Equity Incentive Plan and 547,526 shares not yet issued under the Employee Stock Purchase Plan.

AGREEMENTS WITH EMPLOYEES

Jeffrey L. McWaters. The Company employs Mr. McWaters as its Chief Executive Officer and he serves as Chairman of the Board of Directors pursuant to an Amended and Restated Employment Agreement dated October 2, 2000 (the "Agreement"). The Agreement has an initial term of three years, commencing on October 28, 1999, and continues from year to year thereafter, unless earlier terminated as provided in the Agreement. Pursuant to the Agreement, as long as Mr. McWaters is employed with the Company, the Board of Directors agrees to employ Mr. McWaters as Chief Executive Officer and nominate him as a Director and Chairman of the Board of Directors. The Agreement relates primarily to termination provisions and provides the following:

- Mr. McWaters may terminate his employment on 30 days' written notice to us, and if termination is at his option (other than on account of "Changed Circumstances" as described below) he is not entitled to severance benefits.
- The Company may terminate Mr. McWaters for cause upon 30 days' written notice, in which event Mr. McWaters would not be entitled to severance benefits.
- If the Company terminates Mr. McWaters without cause or if Mr. McWaters terminates his employment on account of Changed Circumstances, Mr. McWaters would be entitled to (1) 24 months of severance payments based on his then current base salary, (2) a lump sum payment equal to two times the average annual bonus paid to him in the immediately preceding three years, and (3) medical and other health insurance benefits for 24 months. "Changed Circumstances" for purposes of the Agreement means a significant reduction in Mr. McWaters' responsibilities, including without limitation the hiring of another executive to whom Mr. McWaters is required to report.
- If Mr. McWaters terminates his employment on account of Changed Circumstances, or if the Company terminates his employment without cause during the 16-month period beginning four months before a change of control, Mr. McWaters would be entitled to be paid an amount equal to (1) two times his then current gross annual base salary plus (2) two times the average annual bonus paid to him in the immediately preceding three years, reduced as necessary to avoid characterization as a "parachute payment" within the meaning of Section 280G of the Code. Payment would be made, at Mr. McWaters' election, either in a lump sum or in up to 24 monthly installments. In addition, Mr. McWaters would be entitled to continued medical and other health insurance benefits for so long as any installment payments are being made.

Change of control for these purposes includes: (1) the acquisition by a person or group of 20% of the voting power of our outstanding securities, (2) either a majority of the Directors nominated at an annual meeting of stockholders being nominated by other than "incumbent Directors" (i.e., the Directors on October 2, 2000 and any Directors subsequently nominated by at least ⅔ of the then incumbent Directors) or the incumbent Directors' ceasing to constitute a majority of the Directors, (3) stockholder approval of (A) a merger or other business combination where our outstanding stock immediately prior to such transaction does not continue to represent more than 50% of the surviving entity, (B) a complete liquidation of the Company, or (C) a sale of substantially all of the Company's assets or (4) any other event that the Board of Directors determines to affect the control of the Company.

The Agreement further:

- provides for a base annual salary of not less than $425,000, subject to adjustment from time to time by the Board of Directors, plus a discretionary bonus,
- contains a non–compete clause that provides that, for 24 months following termination, Mr. McWaters may not (1) engage in any business activity related to Medicaid managed health care in the markets in which we operate, or (2) solicit, interfere with, influence or endeavor to entice any employee, customer or any independent contractor of the Company, or any organization that is considered a prospect of the Company's by virtue of having established contact with the Company for the purpose of doing business, and
- provides for indemnification of Mr. McWaters in his capacity as a Director or officer of the Company.

Lorenzo Childress, Jr., M.D. The Company employs Dr. Childress as Chief Medical Officer pursuant to a letter agreement dated March 17, 1995. The letter agreement established Dr. Childress' initial salary, option bonus opportunity, initial grant of options and reimbursement of relocation expenses. In addition, the Company agreed to provide to Dr. Childress three months base salary as severance payment in the event of the termination of his employment without cause.

Theodore M. Wille. Mr. Wille has announced his intention to retire from the Company. In order to induce Mr. Wille to remain with the Company through a transition period, the Company has entered into an Employment Agreement with Mr. Wille dated November 25, 2002 (the "Retirement Agreement"). The Retirement Agreement provides for the continued employment of Mr. Wille through January 1, 2004, unless earlier terminated pursuant to the terms of the Retirement Agreement.

The Retirement Agreement generally provides the following with respect to regular compensation and benefits:

- An annual base salary of $294,580 (subject to increase in the discretion of the Board of Directors based on Mr. Wille's performance in 2002); and
- Benefits generally available to other executive employees of the Company.

In the event that Mr. Wille remains an active full-time employee of the Company through December 31, 2003, retires effective January 1, 2004, and duly executes a release of claims against the Company in the form attached to the Retirement Agreement, he will be entitled to receive on January 2, 2004 (or if later, upon the effectiveness of the release):

- A lump-sum payment in the amount of his base salary for 2003 (which shall be determined by annualizing his base salary (of at least $24,584.33) for December 2003;
- A regular annual incentive bonus for 2003 of at least $125,000;

- A special incentive bonus of at least $125,000 subject to his attainment of certain special performance objectives; and
- A waiver by the Company of the noncompete restrictions otherwise imposed upon Mr. Wille under his Noncompetition, Nondisclosure and Developments Agreement with the Company (which agreement otherwise will remain in effect in accordance with its terms).

Mr. Wille may voluntarily terminate his employment with us upon 90 days notice. We may terminate Mr. Wille's employment without cause upon 30 days notice. We may terminate Mr. Wille's employment with cause (as defined in the Retirement Agreement) upon 10 days notice.

If Mr. Wille voluntarily terminates his employment prior to December 31, 2003, or if we terminate his employment with cause, Mr. Wille will be entitled to no further compensation or benefits under the Retirement Agreement (other than any unpaid salary and vacation pay through the date of termination). If we terminate Mr. Wille's employment without cause, Mr. Wille will be entitled to (i) unpaid salary and vacation pay through the date of termination, (ii) upon effective execution of a release in a form attached to the Retirement Agreement, the amount of base salary he would have earned from the date of termination through December 31, 2003, had he remained employed, and (iii) the additional benefits described above to which he would have been entitled (payable at the same time and in the same manner) had he remained employed through December 31, 2003. Mr. Wille's estate will be entitled to specified portions of such payments if Mr. Wille dies on or after July 31, 2003 and before December 31, 2003, upon effective execution by his estate of a release in a form attached to the Retirement Agreement.

REPORT OF THE COMPENSATION COMMITTEE

Overview

The Compensation Committee of the Board of Directors is currently composed of two independent Directors. These Directors are William J. McBride and Richard D. Shirk, with Mr. Shirk serving as the Chairperson.

Prior to their resignations on March 28, 2003, C. Sage Givens and Charles W. Newhall, III were both members of the Board of Directors and members of the Compensation Committee, with Ms. Givens serving as the Chairperson of the Compensation Committee. The vacancies on the Compensation Committee have not been filled.

The Compensation Committee is responsible for considering management proposals relating to compensation and reviewing and approving the compensation of the executive officers of the Company, including the Named Executive Officers. The Compensation Committee will also be responsible for administering any awards under our 2003 Equity Incentive Plan and 2003 Cash Incentive Plan (which are described more fully as part of Proposals #2 and #3 beginning on pages 17 and 22, respectively) that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Code. This Committee met six times in 2002. The key components of the Company's executive compensation program are base salary, annual incentive compensation and equity compensation in the form of stock option grants. Each member of the Compensation Committee is an independent non-employee Director who has never been an employee of the Company. The Compensation Committee utilizes independent compensation consultants for the purpose of understanding market pay levels and trends.

Compensation Philosophy

The Company's executive compensation program is designed to allow the Company to be competitive in the marketplace with respect to attracting, retaining and motivating executive officers. The marketplace for executive talent is viewed to be companies generally engaged in the health care and insurance industries (including some, but not all, of the companies that are included in the peer group indices in the "Performance Graph" on page 16) as well as firms in general industry of similar size and scope. The current program emphasizes pay-for-performance elements, such as annual cash incentives and stock option grants. While compensation surveys and

other externally available pay information are used to understand the relevant labor markets and as guidelines for reasonableness, corporate, health plan and individual performance are the most important determinants in developing individual pay amounts.

Base Salary Compensation

Base salary compensation for executive officers is determined by an assessment of all of the following:

- overall Company performance (financial and non-financial),
- executive officer performance, experience and responsibilities, and
- applicable market pay information.

The Compensation Committee believes that current base salaries for all Named Executive Officers are at or below median market levels, which is consistent with the Company's philosophy of rewarding performance through incentive compensation.

The Chairman's Bonus Plan

The Chairman's Bonus Plan (the "Bonus Plan") is an annual plan designed to reward the Company's management, including its Chief Executive Officer and its executive officers, for the attainment of corporate and individual performance goals. All participants in the Bonus Plan are eligible for cash awards and certain of the participants are eligible for awards partly in cash and partly in equity-based compensation. The award target reflects the participant's level of responsibility along with past performance and anticipated future contributions to the Company. The cash component is paid under the terms of our 2000 Cash Incentive Plan and the equity-based component previously has been satisfied with awards under our 2000 Equity Incentive Plan. We expect that, for future years, the awards will be payable under our 2003 Equity Incentive Plan and our 2003 Cash Incentive Plan, respectively, which are discussed more fully in and being submitted for your approval pursuant to Proposals #2 and #3, below. The corporate performance goals have historically been total premium revenue, earnings per share and administrative and health benefit expense ratios.

The Company's annual targets for each of the performance goals, which the Company refers to as Strategic Initiatives, are determined based upon the current year's requirements under the Company's three-year Business Plan. For 2002 and prior years, these annual Strategic Initiatives were reviewed by the Compensation Committee and approved by the Board of Directors. We expect that, for 2003 and future years, the Compensation Committee will be responsible for establishing the performance goals under the Plan.

Participants under the Plan can receive an award under the Bonus Plan only if both the Company's Strategic Initiatives and their respective individual objectives are met. The Company's Strategic Initiatives, as well as the individual's performance goals, are developed to encourage responsible and profitable growth and the creation of shareholder value, while taking into consideration other non-financial goals such as quality standards, operational excellence, market leadership, member and provider satisfaction and the execution of strategic plans.

Cash Awards

The Company's policy is to provide a target cash incentive award as a percentage of base salary that, when combined with base salary compensation, will represent median to 75% percentile of the total annual compensation levels in the applicable marketplace.

In 2002, the Company exceeded its performance goals, reflecting better than planned financial performance and the accomplishment of all of the Company's Strategic Initiatives, including major acquisitions of health care plans in Florida and the District of Columbia.

Stock Options

The Company has used stock options granted under its 2000 Equity Incentive Plan as the primary means to reward executive officers and other key staff for long-term sustained performance, and as a tool to retain, attract and motivate critical employees. The use of stock options, in the opinion of the Compensation Committee, provides a significant and critical link between the results achieved for the organization's stockholders and the rewards of executive officers and other staff.

Stock options granted pursuant to the Plan typically have a 10-year term and vest over five years, commencing on the first day of the applicable bonus period. The bonus period runs concurrent with the calendar year. Because of a shortfall in the number of shares available for issuance under the 2000 Equity Incentive Plan, the award targets for all Participants were reduced by 10% for 2002. Accordingly, the Compensation Committee approved a special vesting schedule with respect to the option grants for 2002, which were granted on February 10, 2003. Those option grants were 40% vested as of the date of grant. Another 5% of the options vested on April 1, 2003, and the options will continue to vest at a rate of 5% per calendar quarter until fully vested. The Compensation Committee has historically reviewed and recommended to the Board of Directors the aggregate amount of stock option awards, as well as their applicable terms, vesting and timing. Provided that you approve our 2003 Equity Incentive Plan, we anticipate that any future grants will be made under the terms of the plan and that the amount and terms of such grants will be determined by the Compensation Committee.

Chief Executive Officer Compensation

Pursuant to a contract entered into in 2000, Mr. Jeffrey L. McWaters, the Company's Chairman and Chief Executive Officer, is entitled to receive an annual base salary of not less than $425,000, subject to adjustment from time to time by the Board of Directors. Effective April 1, 2002, his base salary was adjusted to $600,000. Based on applicable external information provided by our outside compensation consultant, and verified by the Compensation Committee's independent compensation consultant, this salary is at or below median levels of pay for his position in the market. Mr. McWaters also has an annual incentive target equal to 150% of his base salary. For the fiscal year 2002, based on an evaluation of Company performance against its Strategic Objectives, the Compensation Committee recommended and the full Board (excluding Mr. McWaters) approved an award for Mr. McWaters of 150% of base salary, or $900,000.

Due to a shortfall in the number of options available for grant under the 2000 Equity Incentive Plan, all associates eligible to receive option grants under the Bonus Plan for performance in 2002 received options covering less shares than their bonus target. Mr. McWaters was granted options to purchase 100,000 shares of common stock at an exercise price of $26.78 per share. This grant was less than his bonus target. In partial substitution for the reduced number of options and in recognition of Mr. McWaters' outstanding performance in 2002, the Compensation Committee approved an additional cash award to Mr. McWaters in the amount of $450,000.

Executive Compensation Tax Deductibility

The Omnibus Budget Reconciliation Act of 1993 amended the Code to generally provide that compensation paid by a publicly-held corporation to its chief executive officer and four most highly compensated executive officers in excess of $1 million per year per executive will be deductible by the corporation only if paid pursuant to qualifying performance-based compensation plans approved by stockholders of the corporation. It is the Compensation Committee's intended policy to maximize the effectiveness of the Company's executive compensation programs while also taking into consideration the requirements of Section 162(m) of the Code. In that regard, the Compensation Committee intends to maintain flexibility to take actions which it deems to be in the best interest of

the Company and its stockholders. Accordingly, although the Compensation Committee intends to preserve the deductibility of compensation to the extent consistent with its overall compensation policy, it reserves the authority to award non-deductible compensation as it deems appropriate.

Members of the Compensation Committee(1):

Richard D. Shirk (Chairperson)
William J. McBride

---

(1) Prior to their resignations on March 28, 2003, C. Sage Givens and Charles W. Newhall, III were Directors and members of the Compensation Committee, with Ms. Givens serving as the Chairperson of the Compensation Committee. On March 28, 2003, C. Sage Givens and Charles W. Newhall, III resigned from the Board of Directors of AMERIGROUP. The vacancies on the Compensation Committee have not been filled.

PERFORMANCE GRAPH

The following line graph compares the percentage performance change in the cumulative total stockholder return on the Company's common stock against the cumulative total return of the Standard & Poor's Corporation Composite 500 Index (the "S&P 500") and a peer group index for the period from November 6, 2001 (the date of our initial public offering) to December 31, 2002. The graph assumes an initial investment of $100 in AMERIGROUP common stock and in each of the indices.

The peer group index consists of WellPoint Health Networks (WLP), Health Net Inc. (HNT), Coventry Health Care Inc. (CVH), Centene Corporation (CNTE) and United Health Care (UNH).

Comparisons of Total Stockholder Returns



AMERIGROUP Corporation	$100.00	$128.24	$165.59	$160.47	$197.35	$178.29
S&P 500 Index	$100.00	$79.78	$104.04	$89.75	$73.93	$79.78
Peer Group	$100.00	$104.07	$118.91	$139.48	$130.41	$137.97

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Agreements

The Company has entered into an indemnification agreement with each of its officers and Directors. The indemnification agreement provides that the Director or officer will be indemnified to the fullest extent permitted by law for claims arising in such person's capacity as a Director or officer. The agreement further provides that in the event of a change of control, the Company would seek legal advice from an approved special independent counsel selected by the officer or Director, who has not performed services for either party for 5 years, to determine the extent to which the officer or Director would be entitled to an indemnity under applicable law. Also, in the event of a change of control or a potential change of control the Company would, at the officer's or Director's request, establish a trust in an amount equal to all reasonable expenses anticipated in connection with investigating, preparing for and defending any claim. The Company believes that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

PROPOSAL #2: APPROVAL OF THE 2003 EQUITY INCENTIVE PLAN

The Board of Directors has adopted the 2003 Equity Incentive Plan (the "Equity Incentive Plan"), subject to approval by stockholders, and recommends it for stockholder approval at the forthcoming Annual Meeting. The Board of Directors believes it to be in the best interest of the Company to adopt the Equity Incentive Plan to promote our long-term growth and profitability by providing our key employees and our directors with incentives to improve the value of our stock. We are seeking your approval so that we may use the Equity Incentive Plan to grant incentive stock options (options that enjoy certain favorable tax treatment under Sections 421 and 422 of the Code) as well as to enhance our ability to grant awards that qualify for the performance-based exception to the federal income tax deduction limits that otherwise apply to us under Section 162(m) of the Code.

The Equity Incentive Plan is intended to encourage the key employees and directors of the Company to own common stock of the Company and to provide additional incentive to those employees and directors of the Company whose contributions are essential to the growth and success of the Company's business, in order to strengthen the commitment of such persons to the Company, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company.

As stated above in the Report of the Compensation Committee, the Company traditionally has used stock options grants, among other purposes, as part of its performance based annual Chairman's Bonus Plan (the "Bonus Plan"). The Company intends to use stock allocated under the Equity Incentive Plan to make stock option awards under the Bonus Plan for 2003 and in the future. In order for a participant under the Bonus Plan to receive an equity award, the Company and the participant each must have achieved their performance goals. These goals are developed to encourage responsible and profitable growth and the creation of stockholder value, while taking into consideration other non-financial goals such as quality standards, operational excellence, market leadership, member and provider satisfaction and execution of strategic plans.

Vote Required

The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required for approval of the Equity Incentive Plan.

The Board of Directors unanimously recommends that you vote FOR approval of the adoption of the Equity Incentive Plan.

Equity Incentive Plan Description

The following is a brief description of the principal features of the Equity Incentive Plan. It does not purport to be complete and is qualified in its entirety by the full text of the Equity Incentive Plan, which is attached hereto as Exhibit B.

GENERAL. We have reserved for issuance under the Equity Incentive Plan a maximum of 1,650,000 shares of common stock, plus the maximum number of shares authorized for issuance under the Company's 1994 Stock Plan (2,249,500 shares) and the maximum number of shares authorized for issuance under the Company's 2000 Equity Incentive Plan (2,064,000 shares), minus the number of shares actually issued (whether before or after stockholder approval of the Equity Incentive Plan) under the 1994 Stock Plan and the 2000 Equity Incentive Plan, all subject to adjustment as described in the Equity Incentive Plan. As of March 21, 2003, there remained a total of 722 shares available for grant under the 1994 Stock Plan and the 2000 Equity Incentive Plan combined. The Company anticipates that if the Equity Incentive Plan is approved, all future grants will be made under the Equity Incentive Plan and no future grants will be made under the 1994 Stock Plan or the 2000 Equity Incentive Plan. If an award granted under the Equity Incentive Plan expires or is terminated, the shares of common stock underlying the award will again be available under the Equity Incentive Plan. In addition, to the extent shares of our common stock are used to exercise any award (as described below) or to satisfy tax withholding obligations under the Equity Incentive Plan, an equal number of shares will remain available for issuance under the Equity Incentive Plan.

No individual may be granted awards under the Equity Incentive Plan in any calendar year covering more than 500,000 shares. In addition, the number of shares with respect to which restricted stock, restricted stock units, or stock bonus awards (as described below) may be granted to any individual in any calendar year may not exceed 300,000, and the aggregate number of shares with respect to which restricted stock, stock-settled restricted stock units, or stock bonus awards may be granted under the Equity Incentive Plan shall not exceed 500,000.

In the event of any change in the Company's capitalization or in the event of a corporate transaction such as a merger, consolidation, separation or similar event, the Equity Incentive Plan provides for appropriate adjustments in the number and class of shares of common stock available for issuance or grant and in the number and/or price of shares subject to awards.

TYPES OF AWARDS. The following awards may be granted under the Equity Incentive Plan:

- stock options, including incentive stock options and non-qualified stock options,
- restricted stock,
- restricted stock units,
- stock appreciation rights,
- stock bonuses, and
- other stock-based awards.

ADMINISTRATION. The Equity Incentive Plan will be administered by the Board of Directors or, in the discretion of the Board of Directors, by the Compensation Committee. The Board anticipates that the Compensation Committee will administer the Equity Incentive Plan. For convenience, the administrator of the Equity Incentive Plan will be referred to below as the Committee.

The Committee may, subject to the provisions of the Equity Incentive Plan, determine the persons to whom awards will be granted, the type of awards to be granted, the number of shares to be made subject to awards and the exercise price. The Committee may also condition the award on the attainment of certain goals, determine other terms and conditions that shall apply to awards, interpret the Equity Incentive Plan and prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan. The Committee may delegate to any of our senior management the authority to make grants of awards to our employees who are not our executive officers or directors. The terms and conditions of each award granted under the Equity Incentive Plan will be set forth in a written award agreement relating to the award.

In the event that the Committee grants an award that is intended to constitute qualified performance-based compensation within the meaning Section 162(m) of the Code, the Committee in its discretion may condition payment under the award in whole or in part on the attainment of (or a specified increase or decrease in) one or more of the following business criteria as applied to an award recipient under the Equity Incentive Plan and/or a business unit of the Company or its affiliates: (1) return on total stockholder equity; (2) earnings per share of our common stock; (3) net income (before or after taxes); (4) earnings before all or any interest, taxes, depreciation and/or amortization ("EBIT," "EBITA," or "EBITDA"); (5) gross revenue; (6) return on assets; (7) market share; (8) cost reduction goals; (9) earnings from continuing operations, levels of expense, cost or liability; and (10) membership goals, in each case, as applicable, as determined in accordance with generally accepted accounting principles. Payments under such awards will be made, in the case of employees covered under Section 162(m) of the Code, solely on account of the attainment of such performance goals established in writing by the Committee not later than the date on which 25% of the period of service to which the award relates has elapsed.

The Committee may, in its absolute discretion, without amendment to the Equity Incentive Plan, (i) accelerate the date on which any option or stock appreciation right becomes exercisable, waive or amend the operation of provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such option or stock appreciation right, and (ii) accelerate the lapse of restrictions, or waive any other

condition imposed, with respect to any restricted stock, restricted stock units, stock bonus or other awards or otherwise adjust any of the terms applicable to any such award, provided that the Committee may not adversely affect any outstanding award without the consent of the holder thereof.

ELIGIBILITY. Awards may be granted under the Equity Incentive Plan to our employees and directors, as selected by the Committee in its sole discretion.

Grants under the Equity Incentive Plan will be made in the discretion of the Committee and, accordingly, are not yet determinable. In addition, benefits under the Equity Incentive Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by the participants. Consequently, it is not possible to determine the benefits that might be received by participants under the Equity Incentive Plan. As of March 21, 2003, the closing price per share of our common stock on the New York Stock Exchange was $27.27

TERMS AND CONDITIONS OF OPTIONS. Stock options granted under the Equity Incentive Plan may be either "incentive stock options," as that term is defined in Section 422 of the Code, or non-qualified stock options (*i.e.*, any option that is not such an incentive stock option). The exercise price of a stock option granted under the Equity Incentive Plan will be determined by the Committee at the time the option is granted, but the exercise price may not be less than the fair market value of the common stock (determined generally as the closing price per share of our common stock on the trading day most recently preceding the date of grant). Stock options are exercisable at the times and upon the conditions that the Committee may determine, as reflected in the applicable option agreement. The Committee will also determine the maximum duration of the period in which the option may be exercised, which may not exceed ten years from the date of grant.

The option exercise price must be paid in full at the time of exercise, and is payable (in the discretion of the Committee) by any one of the following methods or a combination thereof:

- in cash or cash equivalents,
- the surrender of previously acquired shares of common stock that have been held by the participant for at least six months prior to the date of surrender,
- authorization for us to withhold a number of shares otherwise payable pursuant to the exercise of an option, or
- to the extent permitted by applicable law, through a "broker cashless exercise" procedure acceptable to the Committee.

OUTSIDE DIRECTOR OPTIONS. Non-employee directors, or outside directors, will be eligible for grants of non-qualified options under the Equity Incentive Plan. Each outside director will be granted, upon his or her first election or appointment to the Board of Directors, an option to purchase such number of shares of common stock as is determined by the Committee in its discretion. In addition, immediately following each annual meeting of stockholders, each outside director (other than an outside director who is first elected at that annual meeting) will be granted an option to purchase such number of shares of common stock as is determined by the Committee in its discretion. The option will become exercisable as is determined by the Committee in its discretion. Each option granted to an outside director will expire on the tenth anniversary of the date of grant of such option. The other terms of the options granted to outside directors will be subject to the terms and conditions applicable to non-qualified options granted to employees.

RESTRICTED STOCK. The Equity Incentive Plan provides for awards of common stock that are subject to restrictions on transferability and others restrictions that may be determined by the Committee in its discretion. Such restrictions will lapse on terms established by the Committee. Except as may be otherwise provided under the award agreement relating to the restricted stock, a participant granted restricted stock will have all the rights of a stockholder (for instance, the right to receive dividends on the shares of restricted stock and the right to vote the shares).

RESTRICTED STOCK UNITS. The Equity Incentive Plan provides for awards of restricted stock units which, upon vesting, entitle the participant to receive an amount in cash or common stock (as determined by the Committee and set forth in the applicable award agreement) equal to the fair market value of the number of shares made subject to the award. Vesting of all or a portion of a restricted stock unit award may be subject to terms and conditions established by the Committee.

STOCK APPRECIATION RIGHTS ("SARs"). The Equity Incentive Plan provides that the Committee, in its discretion, may award stock appreciation rights, either in tandem with stock options or freestanding and unrelated to options. The grant price of a freestanding SAR will be the fair market value of a share of common stock (as described above). The grant price of tandem SARs will equal the exercise price of the related option. Tandem SARs may be exercised for all or part of the shares subject to the related option upon surrender of the right to exercise the equivalent portion of the related option. Freestanding SARs may be exercised upon whatever terms and conditions the Committee imposes. SARs will be payable in cash, shares of common stock or a combination of both, as determined in the Committee's discretion and set forth in the applicable award agreement.

STOCK BONUSES; OTHER AWARDS. The Equity Incentive Plan provides that the Committee, in its discretion, may award shares of common stock to employees that are not subject to restrictions on transferability or otherwise. In addition, the Committee may grant other awards valued in whole or in part, by reference to, or otherwise based on, our common stock.

CHANGE IN CONTROL. The Committee in its discretion may provide that, in the event of a change in control (as defined in the Equity Incentive Plan), whether alone or in combination with other events, the vesting and exercisability restrictions on any outstanding award that is not yet fully vested and exercisable will lapse in part or in full. Unless otherwise provided in an award agreement, all outstanding shares of restricted stock and restricted stock units shall immediately vest, and each option and stock appreciation right shall become fully and immediately exercisable, if (i) there is a change in control and (ii) the participant's employment with or service as a director of the Company or affiliate is terminated for any reason other than for cause (as defined in the Equity Incentive Plan) within two years following the change in control, or the participant terminates employment or service with the Company and its affiliates within two years following the change in control and after there is a material adverse change in the nature or status of the participant's duties or responsibilities from those in effect immediately prior to the change in control.

TERMINATION OF EMPLOYMENT. Unless otherwise determined by the Committee, the termination of a participant's employment or service will immediately cancel any unvested portion of awards granted under the Equity Incentive Plan. At the time of grant, the Committee in its discretion may provide that, if a participant's employment or service terminates other than because of cause, death or disability, all options that are exercisable at the time of termination may be exercised by the participant for no longer than 90 days after the date of termination (or such other period as it determines). If a participant's employment or service terminates for cause, all options held by the participant will immediately terminate. The Committee may provide that, if a participant's employment or service terminates as a result of death, all options that are exercisable at the time of death may be exercised by the participant's heirs or distributees for a period of one year (or such other period as it determines). The Committee may provide that, if a participant's employment or service terminates because of disability, all options that are exercisable at the time of termination may be exercised for a period of one year (or such other period as it determines). However, in no case may an option be exercised after it expires.

AMENDMENT AND TERMINATION OF THE EQUITY INCENTIVE PLAN. The Board of Directors may modify or terminate the Equity Incentive Plan or any portion of the Equity Incentive Plan at any time, except that an amendment that requires stockholder approval in order for the Equity Incentive Plan to continue to comply with any law, regulation or stock exchange requirement will not be effective unless approved by the requisite vote of our stockholders. In addition, the Equity Incentive Plan or any outstanding option may not be

amended to decrease the exercise price of any outstanding option unless first approved by the requisite vote of stockholders. No awards may be granted under the Equity Incentive Plan after the day prior to the tenth anniversary of its adoption date, but awards granted prior to that time can continue after such time in accordance with their terms.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS. The following is a discussion of certain federal income tax effects currently applicable to stock options granted under the Plan. The discussion is a summary only, and the applicable law is subject to change. Reference is made to the Code for a complete statement of all relevant federal tax provisions.

Nonqualified Stock Options ("NSOs")

An optionee generally will not recognize taxable income upon the grant of an NSO. Rather, at the time of exercise of such NSO, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. The Company will generally be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income.

If shares acquired upon exercise of an NSO are later sold or exchanged, then the difference between the amount received upon such sale, exchange or disposition and the fair market value of such stock on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the stock is a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive Stock Options ("ISOs")

An optionee will not recognize any ordinary income (and the Company will not be permitted any deduction) upon the grant or timely exercise of an ISO. However, the amount by which the fair market value of the Common Stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the optionee's "alternative minimum taxable income."

Exercise of an ISO will be timely if made during its term and if the optionee remains an employee of the Company or a subsidiary at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled optionee, and without limit in the case of death). The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NSOs, discussed above.

If stock acquired pursuant to the timely exercise of an ISO is later disposed of, and if the stock is a capital asset of the optionee, the optionee generally will recognize short-term or long-term capital gain or loss (depending upon the length of time such shares were held by the optionee) equal to the difference between the amount realized upon such sale and the exercise price. The Company, under these circumstances, will not be entitled to any income tax deduction in connection with either the exercise of the ISO or the sale of such stock by the optionee.

If, however, stock acquired pursuant to the exercise of an ISO is disposed of by the optionee prior to the expiration of two years from the date of grant of the ISO or within one year from the date such stock is transferred to him or her upon exercise (a "disqualifying disposition"), any gain realized by the optionee generally will be taxable at the time of such disqualifying disposition as follows: (i) at ordinary income rates to the extent of the difference between the exercise price and the lesser of the fair market value of the stock on the date the ISO is exercised or the amount realized on such disqualifying disposition and (ii) if the stock is a capital asset of the optionee, as short-term or long-term capital gain (depending upon the length of time such shares were held by the optionee) to the extent of any excess of the amount realized on such disqualifying disposition over the sum of the exercise price and any ordinary income recognized by the optionee. In such case, the Company may claim an income tax deduction at the time of such disqualifying disposition for the amount taxable to the optionee as ordinary income.

PROPOSAL #3: APPROVAL OF THE 2003 CASH INCENTIVE PLAN

The Board of Directors has adopted the 2003 Cash Incentive Plan the ("Cash Incentive Plan"), subject to approval by stockholders, and recommends it for stockholder approval at the forthcoming Annual Meeting. The Board of Directors believes it to be in the best interest of the Company to adopt the Cash Incentive Plan to promote our long-term growth and profitability by providing management personnel with incentives to improve stockholder value.

The Cash Incentive Plan is designed to provide "performance-based" compensation under Section 162(m) of the Code. Under Section 162(m) of the Code, the Company generally is not eligible for a federal income tax deduction for compensation paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers to the extent that they receive compensation of more than $1 million in any year. However, compensation that is "performance-based" within the meaning of Section 162(m) of the Code is not subject to these deduction limits. To be performance-based, among other requirements, the compensation must be paid only upon the attainment of certain performance goals that have been approved by our stockholders. Those goals are described below.

Vote Required

The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required for approval of the Cash Incentive Plan.

The Board of Directors unanimously recommends that you vote FOR approval of the adoption of the Cash Incentive Plan.

Cash Incentive Plan Description

The following is a brief description of the principal features of the Cash Incentive Plan. It does not purport to be complete and is qualified in its entirety by the full text of the Cash Incentive Plan, which is attached hereto as Exhibit C.

ADMINISTRATION. The Cash Incentive Plan will be administered by the Compensation Committee, which shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Cash Incentive Plan, to administer the Cash Incentive Plan and to exercise all the powers and authorities either specifically granted under the Cash Incentive Plan or necessary or advisable in the administration of the Cash Incentive Plan, including, without limitation, the authority to grant awards; to determine the persons to whom and the time or times at which awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including applicable performance goals, relating to any award; to determine whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, or surrendered; to construe and interpret the Cash Incentive Plan and any award; to prescribe, amend and rescind rules and regulations relating to the Cash Incentive Plan; to determine the terms and provisions of agreements evidencing award; and to make all other determinations deemed necessary or advisable for the administration of the Cash Incentive Plan.

ELIGIBILITY. Awards may be granted under the Cash Incentive Plan to our officers and other key employees, as selected by the Compensation Committee in its discretion.

TERMS OF AWARDS. The Compensation Committee in its discretion may determine the performance period to which any award will relate. The performance period shall be either one, two or three years, which periods may overlap (or, for any individual who becomes a participant during any such period, the remainder of the period). The Compensation Committee in its discretion may determine the performance goals applicable to each award, the minimum, target and maximum levels applicable to each performance goal, and the amounts payable under attainment of thresholds within such range. The minimum level reflects the level of performance at which 80% of the performance goal is achieved and below which no payment shall be made; the target level reflects the level of performance at which 100% of the performance goal is achieved; and the maximum level reflects the level of performance at which 120% of the performance goal is achieved.

The payment of awards under the Cash Incentive Plan will be based upon the attainment of (or a specified increase or decrease in) one or more of the following business criteria as determined by the Compensation Committee and applied to a participant under the Cash Incentive Plan and/or a business unit of the Company or its affiliates: (1) return on total stockholder equity; (2) earnings per share of our common stock; (3) net income (before or after taxes); (4) earnings before all or any interest, taxes, depreciation and/or amortization ("EBIT," "EBITA," or "EBITDA"); (5) gross revenue; (6) return on assets; (7) market share; (8) cost reduction goals; (9) earnings from continuing operations, levels of expense, cost or liability; and (10) membership goals, in each case, as applicable, as determined in accordance with generally accepted accounting principles. Payments under such awards will be made, in the case of employees covered under Section 162(m) of the Code, solely on account of the attainment of such performance goals established in writing by the Compensation Committee not later than the date on which 25% of the period of service to which the award relates has elapsed.

Unless otherwise determined by the Compensation Committee, an award will be paid in cash within a reasonable period after the end of the applicable performance period. An award will be paid only if the participant is employed by us on the day the bonus is to be paid. Awards for any performance period may be expressed as a dollar amount or as a percentage of the participant's base salary. However, in no event will payment to an employee covered under Section 162(m) of the Code exceed the lesser of (i) $2,000,000 multiplied by the number of years in the performance period, or (ii) 200% of the employee's base salary during the performance period multiplied by the number of years in the performance period.

Grants under the Cash Incentive Plan will be made in the discretion of the Compensation Committee and, accordingly, are not yet determinable. In addition, benefits under the Cash Incentive Plan will depend on the extent to which performance goals are attained. Consequently, it is not possible to determine the benefits that might be received by participants under the Cash Incentive Plan.

AMENDMENT AND TERMINATION OF THE CASH INCENTIVE PLAN. Our Board of Directors or the Compensation Committee may modify or terminate the Cash Incentive Plan or any portion of the Cash Incentive Plan at any time, except that an amendment that requires stockholder approval in order for the Cash Incentive Plan to continue to comply with Section 162(m) of the Code will not be effective unless approved by the requisite vote of our stockholders. No amendment to the Cash Incentive Plan may be made if such amendment will adversely affect any participant unless the participant consents to the amendment.

PROPOSAL #4: APPOINTMENT OF AUDITORS

Upon the recommendation of its Audit Committee, the Board of Directors has appointed KPMG LLP to serve as our independent auditors for the 2003 fiscal year. KPMG LLP has been our auditors since 1994. We are asking our stockholders to ratify the Board of Directors appointment of KPMG LLP as our independent auditors for the 2003 fiscal year.

Representatives of KPMG LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required for ratification of the Board of Directors appointment of KPMG LLP as our independent auditors.

The Board of Directors unanimously recommends a vote FOR such ratification.

INDEPENDENT PUBLIC ACCOUNTANTS' FEES

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of AMERIGROUP Corporation's annual financial statements for 2002, and fees billed for other services rendered by KPMG LLP:

Audit fees, AMERIGROUP Corporation	$315,000
Audit fees, PHP Holdings, Inc.	280,000
Audit fees, excluding audit related	$595,000
All other fees:	
Audit related fees (1)	$287,032
Other non-audit services (2)	237,149
Total all other fees	$524,181

(1) Audit related fees consisted primarily of information risk management control reviews not performed in connection with the audit, acquisition due diligence assistance services, agreed-upon procedures engagement related to regulatory requirements for the State of New Jersey, accounting research services and audits of financial statements of employee benefit plans.

(2) Other non-audit services consisted of tax compliance and tax advisory services. The Audit Committee of the Board of Directors has considered whether the provision of these services is compatible with maintaining the independence of KPMG LLP and has concluded that it is compatible.

STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Under the rules and regulations of the SEC as currently in effect, any holder of at least $2,000 in market value of our common stock who has held such securities for at least one year and who desires to have a proposal presented in the Company's proxy material for use in connection with the annual meeting of stockholders to be held in May 2004 must transmit that proposal (along with his name, address, the number of shares of common stock that he holds of record or beneficially, the dates upon which the securities were acquired, documentary support for a claim of beneficial ownership and a statement of willingness to hold such common stock through the date of the 2004 meeting) in writing not later than December 10, 2003. Under the Company's by-laws, notice of any other stockholder proposal to be made at the 2004 annual meeting of stockholders must be received not less than 60 days nor more than 90 days prior to the one year anniversary of the 2003 annual meeting. All proposals of stockholders intended to be presented at the next annual meeting must be sent to the Corporate Secretary, AMERIGROUP Corporation, 4425 Corporation Lane, Virginia Beach, VA 23462.

OTHER MATTERS

As of the date of this proxy statement, we do not know of any other matters to be presented at the annual meeting other than those discussed in this proxy statement. If however, other matters are properly brought before the annual meeting, your proxies will be able to vote those matters at their discretion.

By Order of the Board of Directors,



Stanley F. Baldwin
Senior Vice President,
General Counsel and Secretary

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Exhibit A

AMERIGROUP CORPORATION
AUDIT COMMITTEE CHARTER

ROLE

The Audit Committee of the Board of Directors assists the Board of Directors (Board) in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the company, and such other duties as directed by the Board. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to shareholders, and on the company's processes to manage business and financial risk, and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is directly responsible for the selection, appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

MEMBERSHIP

The membership of the Audit Committee shall consist of at least three directors as determined by the Board who are generally knowledgeable in financial and auditing matters, including at least one member with accounting or related financial management expertise. Each member shall be free of any relationship that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement. Applicable laws and regulations shall be followed in evaluating a member's independence. The chairperson shall be appointed by the full Board.

COMMUNICATIONS/REPORTING

The public accounting firm shall report directly to the Audit Committee. The Audit Committee is expected to maintain free and open communication with the public accounting firm, the internal auditors, and the Company's management. This communication shall include private executive sessions, at least annually, with each of these parties. The Audit Committee chairperson shall report on Audit Committee activities to the full Board.

EDUCATION

The company is responsible for providing the Audit Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company and other material as may be requested by the Audit Committee. The Company shall assist the Audit Committee in maintaining appropriate financial literacy.

AUTHORITY

In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention, with full power to retain outside counsel or other experts for this purpose.

RESPONSIBILITIES

The Audit Committee's specific responsibilities in carrying out its oversight role are delineated in the Audit Committee Responsibilities Checklist. The responsibilities checklist will be updated annually to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. As the compendium of Audit Committee responsibilities, the most recently updated responsibilities checklist will be considered to be an addendum to this charter.

The Audit Committee relies on the expertise and knowledge of management, the internal auditors, and the public accounting firm in carrying out its oversight responsibilities. Management of the Company is responsible for determining the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. The public accounting firm is responsible for auditing the Company's financial statements. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company's internal policies, procedures, and controls.

AMERIGROUP CORPORATION
AUDIT COMMITTEE RESPONSIBILITIES CHECKLIST

		WHEN PERFORMED Audit Committee Meetings				
		Winter	Spring	Summer	Fall	As Necessary
1	Verify the Audit Committee consists of a minimum of three members who are generally knowledgeable in financial and auditing matters, including at least one member with accounting or related financial management expertise.					X
2	Review the independence of each Audit Committee member based on SEC, NYSE and other applicable rules.					X
3	Verify that no member of the Audit Committee shall receive any compensation from the Company, other than fees for serving on the Board of Directors or any of its Committees.			X		
4	Meet four times per year or more frequently as circumstances require and ensure accurate records and minutes of Audit Committee activities are maintained. The Audit Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.	X	X	X	X	X
5	Prepare the agenda for Audit Committee meetings in consultation between the Audit Committee chair (with input from the Audit Committee members), finance management, the general auditor, and the public accounting firm.	X	X	X	X	X
6	Provide an open avenue of communication between the internal auditors, the public accounting firm, finance management and the Board of Directors. Report Audit Committee actions to the Board of Directors with such recommendations as the Audit Committee deems appropriate.					X
7	Review and update the Audit Committee Charter and responsibilities checklist annually.				X	
8	Select, appoint, approve the compensation of, and provide oversight of the public accounting firm.	X				
9	Approve in advance the audit and non-audit work to be performed by the public accounting firm. Between meetings the Chair may act on behalf of the Audit Committee.	X				X
10	Ensure that the public accounting firm submit annually an auditor's statement and discuss any relationships or services disclosed that may impact the quality of their services or their objectivity and independence.	X				
11	Review with the general auditor, the public accounting firm and finance management the audit scope and plan, and coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, the effective use of audit resources, and the use of independent public accountants other than the appointed auditors.			X	X	
12	Review with finance management and the public accounting firm at the completion of the annual audit: A. The Company's annual financial statements and related footnotes. B. The public accounting firm's audit of the financial statements and its report thereon. C. Any significant changes required in the public accounting firm's audit plan. D. Any serious difficulties or disputes with management encountered during the course of the audit. E. Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.	X				
13	Consider annually the public accountant's judgements regarding the quality and appropriateness of the Company's accounting policies and consider and approve significant changes.	X				

AMERIGROUP CORPORATION
AUDIT COMMITTEE RESPONSIBILITIES CHECKLIST

WHEN PERFORMED
Audit Committee Meetings

#	Responsibility	Winter	Spring	Summer	Fall	As Necessary
14	Review and concur in the appointment, replacement, reassignment, dismissal and compensation of the General Auditor.					X
15	Annually approve the budget and staffing of the Internal Audit Department			X		
16	Review and approve the charter of the Internal Audit Department			X		
17	Consider and review with management and the general auditor: A. Significant findings noted during the year and management's response thereto. B. Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work, access to required information or what they reported. C. Any significant changes required in planned scope of their audit plan.	X			X	
18	Consider and review with the general auditor and the public accounting firm: A. The adequacy of the Company's internal controls including computerized information system controls and security. B. Any related significant findings and recommendations of the independent public accountants and internal audit together with management's response.	X			X	
19	Discuss annually the guidelines and policies governing the process by which senior management and the relevant functions identify, assess and manage the Company's exposure to risk.	X				
20	Inquire of finance management, the general auditor, and the public accounting firm about the significant risks or exposures and assess the steps management has taken to minimize such risk to the Company.	X			X	
21	Review with finance management any significant changes to GAAP and/or AAP policies or standards.					X
22	Review policies and procedures with respect to transactions between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not a normal part of the Company's business.					X
23	Participate in a telephonic meeting among finance management, the public accounting firm and the general auditor prior to earnings releases.	X	X	X	X	
24	Review the periodic reports of the Company with finance management, the public accounting firm and the general auditor prior to filing of the reports with the SEC.	X	X	X	X	
25	In connection with each periodic report of the Company review: A. Management's disclosure to the Committee under Section 302 of the Sarbanes-Oxley Act. B. The contents of the Chief Executive Officer and the Chief Financial Officer certificates to be filed under Sections 302 and 906 of the Act.	X	X	X	X	
26	Review filings (including interim reporting) with SEC and other published documents containing the Company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements before it is filed with the SEC or other regulators.	X	X	X	X	
27	Monitor the appropriate standards adopted as a code of conduct for AMERIGROUP Corporation. Review with finance management and the General Counsel the results of the review of the Company's monitoring compliance with such standards and its compliance policies.			X		
28	Review legal and regulatory matters that may have material impact on the financial statements, related Company policies, and programs including securities trading policies and reports received from regulators.					X

AMERIGROUP CORPORATION
AUDIT COMMITTEE RESPONSIBILITIES CHECKLIST

WHEN PERFORMED
Audit Committee Meetings

		Winter	Spring	Summer	Fall	As Necessary
29	Meet with the public accounting firm in executive sessions to discuss any matters that the Audit Committee or the public accounting firm believe should be discussed privately with the Audit Committee.	X	X	X	X	
30	Meet with the general auditor in executive sessions to discuss any matters that the Audit Committee or the general auditor believe should be discussed privately with the Audit Committee.			X		
31	Meet with finance management in executive session to discuss any matters that the Audit Committee or finance management believe should be discussed with the Audit Committee.		X		X	
32	Review and insure that there are in place processes and procedures which allow for the confidential and anonymous submission of complaints by employees.	X				
33	Establish procedures for the treatment of complaints received by the Company regarding accounting matters.					X
34	The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.					X
35	Annually report to the Board of Directors on the performance, activities and actions of the Audit Committee.		X			
36	Prepare the SEC required report for inclusion in the Company's annual proxy statement.	X				
37	Adopt hiring policies for employees or former employees of the independent auditors.	X				
38	The Audit Committee will perform such other functions as assigned by law, the Company's charter or bylaws, or the Board of Directors.					X

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Exhibit B

AMERIGROUP CORPORATION
2003 EQUITY INCENTIVE PLAN

Section 1. Purpose of Plan.

The name of this plan is the AMERIGROUP Corporation 2003 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to provide additional incentive to those officers, employees, and nonemployee directors of the Company and its Parents, Subsidiaries and Affiliates (as hereinafter defined) whose contributions are essential to the growth and success of the Company's business, in order to strengthen the commitment of such persons to the Company and its Parents, Subsidiaries and Affiliates, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company and its Parents, Subsidiaries and Affiliates. To accomplish such purposes, the Plan provides that the Company may grant Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses and Other Awards. The Plan is intended to satisfy the requirements of section 162(m) of the Code and shall be interpreted in a manner consistent with the requirements thereof.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Administrator" means the Board, or if and to the extent the Board does not administer the Plan, the Committee, in accordance with Section 3 hereof.

(b) "Affiliate" means any corporation 50% or more of the voting power of the outstanding voting securities of which is owned by the Company, its Parents or its Subsidiaries, or by any other Affiliate.

(c) "Award" means an award of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus or Other Awards under the Plan.

(d) "Award Agreement" means, with respect to any Award, the written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

(e) "Board" means the Board of Directors of the Company.

(f) "Cause" means, unless a Participant is a party to a written employment agreement with the Company, Parent, Subsidiary or Affiliate which contains a definition of "cause," "termination for cause," or any other similar term or phrase, in which case "Cause" shall have the meaning set forth in such agreement, conduct involving one or more of the following: (i) the substantial and continuing failure of the Participant to render services to the Company or any Parent, Subsidiary or Affiliate in accordance with the Participant's obligations and position with the Company, Parent, Subsidiary or Affiliate, after 30 day's notice from the President of the Company or any Parent, Subsidiary or Affiliate, such notice setting forth in reasonable detail the nature of such failure, and in the event the Participant fails to cure such breach or failure within 30 days of notice from the Company or any Parent, Subsidiary or Affiliate, if such breach or failure is capable of cure; (ii) dishonesty, gross negligence, breach of fiduciary duty; (iii) the commission by the Participant of an act of fraud or embezzlement, as found by a court of competent jurisdiction; (iv) the conviction of the Participant of a felony; or a (v) material breach of the terms of an agreement with the Company or any Parent, Subsidiary or Affiliate, provided that the Company or any Parent, Subsidiary or Affiliate provides the Participant with adequate notice of such breach and the Participant fails to cure such breach, if the breach is reasonably curable, within thirty (30) days after receipt of such notice.

(g) "Change in Capitalization" means any increase, reduction, or change or exchange of Shares for a different number or kind of shares or other securities or property by reason of a reclassification, recapitalization, merger, consolidation, reorganization, issuance of warrants or rights, stock dividend, stock split or reverse stock split, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise; or any other corporate action, such as declaration of a special dividend, that affects the capitalization of the Company.

(h) "Change in Control" means the first to occur of any one of the events set forth in the following paragraphs:

(i) any Person is or becomes the "Beneficial Owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 25% or more of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii);

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date of the Plan, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date of the Plan or whose appointment, election or nomination for election was previously so approved or recommended;

(iii) there is consummated a merger or consolidation of the Company with any other corporation other than (A) a merger or consolidation which results in the directors of the Company immediately prior to such merger or consolidation continuing to constitute at least a majority of the board of directors of the Company, the surviving entity or any parent thereof, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least a majority of the board of directors of which comprises individuals who were directors of the Company immediately prior to such sale or disposition.

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(j) "Committee" means any committee or subcommittee the Board may appoint to administer the Plan. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Unless otherwise determined by the Board, the composition of the Committee shall at all times consist solely of persons who are (i) "Nonemployee Directors" as defined in Rule 16b-3 issued under the Exchange Act, and (ii) "outside directors" as defined in section 162(m) of the Code.

(k) "Common Stock" means the common stock, par value $0.01 per share, of the Company.

(l) "Company" means AMERIGROUP Corporation, a Delaware corporation (or any successor corporation).

(m) "Disability" means (1) any physical or mental condition that would qualify a Participant for a disability benefit under any long-term disability plan maintained by the Company (or by the Parent, Subsidiary or Affiliate by which he is employed); (2) when used in connection with the exercise of an Incentive Stock Option following termination of employment, disability within the meaning of section 22(e)(3) of the Code; or (3) such other condition as may be determined in the sole discretion of the Administrator to constitute Disability.

(n) "Eligible Recipient" means an employee, officer or director (including a nonemployee director) of the Company or of any Parent, Subsidiary or Affiliate.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(p) "Exercise Price" means the per share price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

(q) "Fair Market Value" of a share of Common Stock as of a particular date shall mean (1) the closing sale price reported for such share on the national securities exchange or national market system on which such stock is principally traded on the last day preceding such date on which a sale was reported, or (2) if the shares of Common Stock are not then listed on a national securities exchange or national market system, or the value of such shares is not otherwise determinable, such value as determined by the Administrator in good faith in its sole discretion.

(r) "Freestanding SAR" means an SAR that is granted independently of any Options, as described Section 11 hereof.

(s) "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships of the Participant; trusts for the benefit of such immediate family members; or partnerships in which such immediate family members are the only partners.

(t) "Incentive Stock Option" shall mean an Option that is an "incentive stock option" within the meaning of section 422 of the Code, or any successor provision, and that is designated by the Committee as an Incentive Stock Option.

(u) "Nonqualified Stock Option" means any Option that is not an Incentive Stock Option, including any Option that provides (as of the time such Option is granted) that it will not be treated as an Incentive Stock Option.

(v) "Option" means an Incentive Stock Option, a Nonqualified Stock Option, or either or both of them, as the context requires.

(w) "Other Award" means an Award granted pursuant to Section 13 hereof.

(x) "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(y) "Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority in Section 3 hereof, to receive grants of Options or Stock Appreciation Rights or

awards of Restricted Stock, Restricted Stock Units, Stock Bonus or Other Awards. A Participant who receives the grant of an Option is sometimes referred to herein as "Optionee."

(z) "Performance Goal" shall mean one or more of the following business criteria applied to a Participant and/or a business unit or the Company and/or a Subsidiary: (1) return on total stockholder equity; (2) earnings per share of Common Stock; (3) net income (before or after taxes); (4) earnings before all or any interest, taxes, depreciation and/or amortization ("EBIT", "EBITA", or "EBITDA"); (5) gross revenue; (6) return on assets; (7) market share; (8) cost reduction goals; (9) earnings from continuing operations, levels of expense, cost or liability; (10) membership goals, and (11) any combination of, or a specified increase or decrease of one or more of the foregoing over a specified period, in each case, as applicable, as determined in accordance with generally accepted accounting principles.

(aa) "Person" shall have the meaning given in section 3(a)(9) of the Exchange Act, as modified and used in sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(bb) "Restricted Stock Unit" means the right to receive a Share or the Fair Market Value of a Share in cash granted pursuant to Section 9 hereof.

(cc) "Restricted Stock" means Shares subject to certain restrictions granted pursuant to Section 8 hereof.

(dd) "Shares" means shares of Common Stock and any successor security.

(ee) "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to Section 11 hereof.

(ff) "Stock Bonus" means the right to receive a Share granted pursuant to Section 10 hereof.

(gg) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations (other than the last corporation) in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(hh) "Tandem SAR" means an SAR that is granted in connection with a related Option pursuant to Section 11 hereof, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

Section 3. Administration.

(a) The Plan shall be administered by the Board or, at the Board's sole discretion, by the Committee, which shall serve at the pleasure of the Board. Pursuant to the terms of the Plan, the Administrator shall have the power and authority, without limitation:

(i) to select those Eligible Recipients who shall be Participants;

(ii) to determine whether and to what extent Options or Stock Appreciation Rights or awards of Restricted Stock, Restricted Stock Units, Stock Bonus or Other Awards are to be granted hereunder to Participants;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options or Stock Appreciation Rights or awards of Restricted Stock, Restricted Stock Units, Stock Bonus or Other Awards granted hereunder;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable; and

(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan.

(b) The Administrator may, in its absolute discretion, without amendment to the Plan, (i) accelerate the date on which any Option or SAR granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such Option or SAR, and (ii) accelerate the lapse of restrictions, or waive any condition imposed hereunder, with respect to any Restricted Stock, Restricted Stock Units, Stock Bonus or Other Awards or otherwise adjust any of the terms applicable to any such Award; *provided* that no action under this Section 3(b) shall adversely affect any outstanding Award without the consent of the holder thereof.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

(d) The Committee in its discretion may condition entitlement to an Award in whole or in part on the attainment of one or more Performance Goals. The Committee shall establish any such Performance Goal not later than 90 days after the commencement of the period of service to which the Award relates (or if less, 25% of such period of service), and once granted, the Committee may not have discretion to increase the amount payable under such Award, provided, however, that whether or not an Award is intended to constitute qualified performance based compensation within the meaning of section 162(m) of the Code, the Committee shall have the authority to make appropriate adjustments in Performance Goals under an Award to reflect the impact of extraordinary items not reflected in such Performance Goals. For purposes of the Plan, extraordinary items shall be defined as (1) any profit or loss attributable to acquisitions or dispositions of stock or assets, (2) any changes in accounting standards that may be required or permitted by the Financial Accounting Standards Board or adopted by the Company after the goal is established, (3) all items of gain, loss or expense for the year related to restructuring charges for the Company, (4) all items of gain, loss or expense for the year determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business, (5) all items of gain, loss or expense for the year related to discontinued operations that do not qualify as a segment of a business as defined in APB Opinion No. 30, and (6) such other items as may be prescribed by section 162(m) of the Code and the Treasury Regulations thereunder as may be in effect from time to time, and any amendments, revisions or successor provisions and any changes thereto.

(e) Subject to section 162(m) of the Code and except as required by Rule 16b-3 under the Exchange Act with respect to grants of Awards to individuals who are subject to section 16 of the Exchange Act, or as otherwise required for compliance with Rule 16b-3 under the Exchange Act or other applicable law, the Committee may delegate all or any part of its authority under the Plan to an employee, employees or committee of employees of the Company or any Subsidiary.

Section 4. Shares Reserved for Issuance Under the Plan.

(a) The total number of Shares reserved and available for issuance under the Plan shall be (i) the sum of (I) 1,650,000 Shares, plus (II) 2,249,500 Shares (the maximum number of shares authorized for issuance under the Company's 1994 Stock Plan), plus (III) 2,064,000 Shares (the maximum number of shares authorized for issuance under the Company's 2000 Equity Incentive Plan, determined without regard to the Company's 1994 Stock Plan), minus (ii) the number of Shares actually issued (whether before, on or after the Effective Date of this Plan) under the Company's 1994 Stock Plan and the Company's 2000 Equity Incentive Plan. Such Shares may consist, in whole or in part, of authorized and unissued Shares or treasury shares. The grant of any Restricted Stock Units or SARs that may be settled only in cash shall not reduce the number of shares of Common Stock with respect to which Awards may be granted pursuant to the Plan.

(b) To the extent that (i) an Option expires or is otherwise cancelled or terminated without being exercised as to the underlying Shares, (ii) any Shares subject to any award of Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit, Stock Bonus or Other Awards are forfeited, (iii) payment for an Option upon exercise is made with Shares or (iv) Shares are withheld from payment of an Award in satisfaction of any federal, state or local tax withholding requirements, such Shares shall again be available for issuance in connection with future Awards granted under the Plan.

(c) The aggregate number of Shares with respect to which Awards (including Awards payable in cash but denominated in Common Stock, i.e., cash-settled Restricted Stock Units) may be granted to any individual Participant during any calendar year shall not exceed 500,000, and the aggregate number of Shares with respect to which Restricted Stock, Restricted Stock Units, or Stock Bonus Awards may be granted to any individual Participant during any calendar year shall not exceed 300,000. The aggregate number of Shares with respect to which Restricted Stock, stock-settled Restricted Stock Units, or Stock Bonus Awards may be granted shall not exceed 500,000.

Section 5. Equitable Adjustments.

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and/or kind of shares of common stock reserved for issuance under the Plan, (ii) the kind, number and/or option price of shares of stock or other property subject to outstanding Options and Stock Appreciation Rights granted under the Plan, and (iii) the kind, number and/or purchase price of shares of stock or other property subject to outstanding awards of Restricted Stock, Restricted Stock Units and Other Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Awards in exchange for payment in cash or other property of the Fair Market Value of the Shares covered by such Awards reduced, in the case of Options, by the Exercise Price thereof, and in the case of Stock Appreciation Rights, by the grant price thereof, or by any other applicable purchase price.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients. The Administrator shall have the authority to grant to any Eligible

Recipient Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, a Stock Bonus or Other Awards, *provided* that directors of the Company or any Parent, Subsidiary or Affiliate who are not also employees of the Company or of any Parent or Subsidiary may not be granted Incentive Stock Options.

Section 7. Options.

(a) General. Options may be granted alone or in addition to other Awards granted under the Plan. Any Option granted under the Plan shall be evidenced by an Award Agreement in such form as the Administrator may from time to time approve. The provisions of each Option need not be the same with respect to each Participant. Participants who are granted Options shall enter into an Award Agreement with the Company, in such form as the Administrator shall determine, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Nonqualified Stock Options. To the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Nonqualified Stock Option. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in paragraphs (b)-(j) of this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

(b) Exercise Price. The per share Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant but shall not be less than 100% of the Fair Market Value per Share on such date (or, in the case of Incentive Stock Options, 110% of the Fair Market Value per Share on such date if, on such date, the Eligible Recipient owns (or is deemed to own under the Code) stock possessing more than 10% (a "Ten Percent Owner") of the total combined voting power of all classes of Common Stock).

(c) Option Term. The term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten years after the date such Option is granted. If the Eligible Participant is a Ten Percent Owner, an Incentive Stock Option may not be exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

(d) Exercisability. Options shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of preestablished corporate performance goals, as shall be determined by the Administrator in the Award Agreement or after the time of grant, *provided* that no action under this Section 7(d) following the time of grant shall adversely affect any outstanding Option without the consent of the holder thereof. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

(e) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, payment in whole or in part may also be made (i) by means of any cashless exercise procedure approved by the Administrator, (ii) in the form of unrestricted Shares already owned by the Optionee for at least six months on the date of surrender or by the withholding of Shares that would otherwise be issued pursuant to the option exercise, in each case to the extent the Shares have a Fair Market Value on the date of surrender equal to the aggregate option price of the Shares as to which such Option shall be exercised, *provided* that, in the case of an Incentive Stock Option, the right to make payment in the form of already owned Shares or withheld shares may be authorized only at the time of grant, or (iii) any combination of the foregoing.

(f) Rights as Stockholder. An Optionee shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to the Option until the Optionee has given written notice of exercise, has paid in full for such Shares, and has satisfied the requirements of Section 16 hereof.

(g) Nontransferability of Options. The Optionee shall not be permitted to sell, transfer, pledge or assign any Option other than by will and the laws of descent and distribution and all Options shall be exercisable during the Participant's lifetime only by the Participant, in each case, except as set forth in the following two sentences. During an Optionee's lifetime, the Administrator may, in its discretion, permit the transfer, assignment or other encumbrance of an outstanding Option if such Option is a Nonqualified Stock Option or an Incentive Stock Option that the Administrator and the Participant intend to change to a Nonqualified Stock Option. Subject to the approval of the Administrator and to any conditions that the Administrator may prescribe, an Optionee may, upon providing written notice to the Company, elect to transfer any or all Options described in the preceding sentence (i) to members of his or her Immediate Family, *provided* that no such transfer by any Participant may be made in exchange for consideration, or (ii) by instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the Participant.

(h) Termination of Employment or Service. Except as otherwise provided in an Award Agreement, if a Participant's employment with or service as a director of the Company or any Parent, Subsidiary or Affiliate terminates for any other reason than Cause, (i) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable for a period of not less than 90 days after such termination (one year in the case of termination by reason of death or Disability), on which date they shall expire, and (ii) Options granted to such Optionee, to the extent that they were not exercisable at the time of such termination, shall expire on the date of such termination. In the event of the termination of an Optionee's employment for Cause, all outstanding Options granted to such Participant shall expire on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(i) Limitation on Incentive Stock Options. To the extent that the aggregate Fair Market Value of Shares with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year under the Plan and any other stock option plan of the Company shall exceed $100,000, such Options shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(j) Nonemployee Director Stock Options. The provisions of this Section 7(j) shall apply only to grants of Nonqualified Stock Options to a member of the Board who is not an employee of the Company (a "Nonemployee Director").

(i) General. Nonemployee Directors shall receive Nonqualified Stock Options under the Plan only subject to the special rules set forth in this Section 7(j). The exercise price per share of Common Stock purchasable pursuant to a Nonqualified Stock Option granted to Nonemployee Director shall be the Fair Market Value of a Share of Common Stock on the date of grant.

(ii) Timing of Grant. Immediately following his or her first election or appointment to the Board, each Nonemployee Director shall be granted a Nonqualified Stock Option to purchase such number of Shares of Common Stock (including no Shares) as may be determined by the Administrator in its sole discretion, and immediately following each annual meeting of stockholders, each Nonemployee Director (other than a Nonemployee Director who is first appointed or elected to the Board at that meeting) shall be granted a Nonqualified Stock Option to purchase such number of Shares of Common Stock (including no Shares) as may be determined by the Administrator in its sole discretion.

(iii) Method and Time of Payment. Each Nonqualified Stock Option granted under this Section 7(j) shall be exercised in the manner described in Section 7(e).

(iv) Term and Exercisability. Each Nonqualified Stock Option granted under this Section 7(j) shall (1) become exercisable as the Administrator in its sole discretion may provide in an applicable Award Agreement and (2) expire ten years from the date of grant.

(v) Termination. Except as the Administrator in its sole discretion may otherwise provide in an applicable Award Agreement, and subject to the Administrator's amendment authority pursuant to Section 14, in the event of the termination of a Nonemployee Director's service with the Company other than for Cause, any outstanding Nonqualified Stock Option held by such Nonemployee Director under this Section 7(j), to the extent that it is exercisable on the date of such termination, may be exercised by such Nonemployee Director (or, if applicable, by his or her executors, administrator, legatees or distributees) during such period as may be provided in the Award Agreement (or as may be otherwise determined by the Administrator) but in no event following the expiration of such Nonqualified Stock Option, and the remainder of the Nonqualified Stock Option which is not exercisable on the date of such termination shall expire upon such termination. In the event of the termination of a Nonemployee Director's service with the Company for Cause, all outstanding Nonqualified Stock Options granted to such Nonemployee Director shall expire. For purposes of the Plan, any termination of a Nonemployee Director's service with the Company shall be deemed not to occur if the Nonemployee Director continues to serve as consultant, employee or in any other capacity.

Section 8. Restricted Stock.

(a) General. Awards of Restricted Stock may be issued either alone or in addition to other Awards granted under the Plan and shall be evidenced by an Award Agreement. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Awards of Restricted Stock shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock; and the Restricted Period (as defined in Section 8(d)) applicable to awards of Restricted Stock. The provisions of the awards of Restricted Stock need not be the same with respect to each Participant.

(b) Purchase Price. The price per Share, if any, that a Recipient must pay for Shares purchasable under an award of Restricted Stock shall be determined by the Administrator in its sole discretion at the time of grant.

(c) Awards and Certificates. The prospective recipient of an Award of Restricted Stock shall not have any rights with respect to any such Award, unless and until such recipient has executed an Award Agreement evidencing the Award and delivered a fully executed copy thereof to the Company, within such period as the Administrator may specify after the award date. Each Participant who is granted an award of Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, which certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award, *provided* that the Company may require that the stock certificates evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award.

(d) Nontransferability. Any Award of Restricted Stock granted pursuant to this Section 8 shall be subject to the restrictions on transferability set forth in this paragraph (d). During such period as may be set by the Administrator in the Award Agreement (the "Restricted Period"), the Participant shall not be permitted to sell, transfer, pledge, hypothecate or assign Shares of Restricted Stock awarded under the Plan except by will or the laws of descent and distribution, *provided* that the Administrator may, in its sole discretion, provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine in its sole discretion. The Administrator may also impose such other restrictions and conditions, including the achievement of Performance Goals, on Restricted Stock as it deems appropriate. In no event shall the Restricted Period end with respect to a Restricted Stock Award prior to the satisfaction by the Participant of any liability arising under Section 16 hereof. Any attempt to dispose of any Restricted Stock in contravention of any such restrictions shall be null and void and without effect.

(e) Rights as a Stockholder. Except as provided in Section 8(c) and (d), the Participant shall possess all incidents of ownership with respect to Shares of Restricted Stock during the Restricted Period, including the right to receive or reinvest dividends with respect to such Shares (except that the Administrator may provide in its discretion that any dividends paid in property other than cash shall be subject to the same restrictions as those that apply to the underlying Restricted Stock) and to vote such Shares. Certificates for unrestricted Shares shall be delivered to the Participant promptly after, and only after, the Restricted Period shall expire without forfeiture in respect of such awards of Restricted Stock except as the Administrator, in its sole discretion, shall otherwise determine.

(f) Termination of Employment. The rights of Participants granted an Award of Restricted Stock upon termination of employment with or service as a director of the Company or any Parent, Subsidiary or Affiliate for any reason during the Restricted Period shall be set forth in the Award Agreement governing such Award.

Section 9. Restricted Stock Units.

(a) Vesting. At the time of the grant of Restricted Stock Units, the Committee may impose such restrictions or conditions to the vesting of such Restricted Stock Units as it, in its sole discretion, deems appropriate, to be contained in the Award Agreement. The Committee may divide such Restricted Stock Units into classes and assign different vesting conditions for each class. Provided that all conditions to the vesting of a Restricted Stock Unit are satisfied, and except as provided in Section 9(c), upon the satisfaction of all vesting conditions with respect to a Restricted Stock Unit, such Restricted Stock Unit shall vest. The provisions of the awards of Restricted Stock Units need not be the same with respect to each Participant.

(b) Benefit Upon Vesting. Upon the vesting of a Restricted Stock Unit, the Participant shall be entitled to receive, within 30 days of the date on which such Restricted Stock Unit vests, an amount in cash or Common Stock with a Fair Market Value equal to the sum of (1) the Fair Market Value of a Share of Common Stock on the date on which such Restricted Stock Unit vests and (2) the aggregate amount of cash dividends paid with respect to a Share of Common Stock during the period commencing on the date on which the Restricted Stock Unit was granted and terminating on the date on which such Share vests.

(c) Termination of Employment. The rights of Participants granted a Restricted Stock Unit upon termination of employment with or service as a director of the Company or any Parent, Subsidiary or Affiliate for any reason before the Restricted Stock Unit vests shall be set forth in the Award Agreement governing such Award.

Section 10. Stock Bonus Awards.

In the event that the Committee grants a Stock Bonus, a certificate for the shares of Common Stock constituting such Stock Bonus shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable.

Section 11. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Administrator in its sole discretion. The Administrator may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. The Administrator shall have complete discretion in determining the number of SARs granted to each Participant (subject to Section 4 hereof) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs. The provisions of the awards of SARs need not be the same with respect to each Participant.

(b) Grant Price. The grant price of a Freestanding SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Exercise Price of the related Option.

(c) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an Incentive Stock Option: (i) the Tandem SAR will expire no later than the expiration of the underlying Incentive Stock Option; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(d) Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Administrator, in its sole discretion, imposes upon them.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Administrator shall determine.

(f) Term of SARs. The term of an SAR granted under the Plan shall be determined by the Administrator, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) the difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(ii) the number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The Administrator's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

Section 12. Effect of Change in Control.

Except as otherwise provided in an Award Agreement, all outstanding Shares of Restricted Stock and Restricted Stock Units granted to a Participant which have not theretofore vested shall immediately vest and all restrictions on such Shares and Units shall immediately lapse, and each Option and Stock Appreciation Right granted to a Participant and outstanding at such time shall become fully and immediately exercisable, if (i) there is a Change in Control and (ii) the Participant's employment with or service as a director of the Company or any Parent, Subsidiary or Affiliate is terminated by such entity for any reason other than for Cause within 2 years following the Change in Control, or the Participant terminates employment with (or other service to) the Company or any Parent, Subsidiary or Affiliate within 2 years following the Change in Control and after there is a material adverse change in the nature or status of the Participant's duties or responsibilities from those in effect immediately prior to the Change in Control.

Section 13. Other Awards.

Other forms of Awards ("Other Awards") valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to other Awards under the Plan. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of Shares to be granted pursuant to such Other Awards and all other conditions of such Other Awards.

Section 14. Amendment and Termination.

The Board may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. Unless the Board determines otherwise, the Board shall obtain approval of the Company's stockholders for any amendment that would require such approval in order to satisfy the requirements of section 162(m) of the Code, section 422 of the Code, stock exchange rules or other applicable law. The Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 4 of Plan, no such amendment shall impair the rights of any Participant without his or her consent. Notwithstanding the foregoing provisions of this Section 14, neither the Plan nor any outstanding Option shall be amended to decrease the Exercise Price of any outstanding Option unless first approved by the requisite vote of stockholders.

Section 15. Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 16. Withholding Taxes.

(a) Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local tax withholding requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any federal, state and local tax withholding requirements related thereto. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery Shares or by delivering Shares already owned by the Participant for at least six months, in each case, having a value equal to the minimum amount of tax required to be withheld. Such shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award.

(b) If the Participant makes a disposition, within the meaning of section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Participant pursuant to such Participant's exercise of an Incentive Stock Option, and such disposition occurs within the two-year period commencing on the day after the date of grant or within the one-year period commencing on the day after the date of exercise, such Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of federal, state or local income taxes and other amounts which the Company informs the Participant the Company is required to withhold.

Section 17. General Provisions.

(a) Shares shall not be issued pursuant to the exercise of any Award granted hereunder unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant

provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act and the requirements of any stock exchange upon which the Common Stock may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended, of any interests in the Plan or any shares of Common Stock to be issued hereunder or to effect similar compliance under any state laws.

(b) All certificates for Shares delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock may then be listed, and any applicable federal or state securities law, and the Administrator may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing Shares pursuant to the terms hereof, that the recipient of such Shares make such agreements and representations as the Administrator, in its sole discretion, deems necessary or desirable.

(c) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval, if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Parent, Subsidiary or Affiliate, as the case may be, nor shall it interfere in any way with the right of the Company or any Parent, Subsidiary or Affiliate to terminate the employment or service of any of its Eligible Recipients at any time.

(d) No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(e) If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

(f) The Plan and all Awards shall be governed by the laws of the State of Delaware without regard to its principles of conflict of laws.

Section 18. Stockholder Approval; Effective Date of Plan.

Subject to the approval of the Plan by the stockholders of the Company, the Plan shall be effective as of February 11, 2003, the date of its approval by the Board (the "Effective Date"). Any Option that is designated as a Incentive Stock Option shall be a Nonqualified Stock Option if the Plan is not approved by the stockholders of the Company within twelve (12) months before or after the Effective Date of the Plan. No award that is intended to qualify as performance-based compensation within the meaning of section 162(m) of the Code shall be effective unless and until the Plan is approved by the stockholders of the Company.

Section 19. Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date of the Plan, but Awards theretofore granted may extend beyond that date.

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Exhibit C

AMERIGROUP CORPORATION
2003 CASH INCENTIVE PLAN

1. Purpose

The purpose of the AMERIGROUP Corporation 2003 Cash Incentive Plan is to reinforce corporate, organizational and business-development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers and other key employees in fulfilling their personal responsibilities for long-range achievements.

2. Definitions

The following terms, as used herein, shall have the following meanings:

a. "Affiliate" shall mean any entity, whether now or hereafter existing, that controls, is controlled by, or is under common control with, the Company (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, "control" shall mean ownership of 50% or more of the voting power of the entity.

b. "Award" shall mean an annual incentive compensation award, granted pursuant to the Plan, which is contingent upon the attainment of Performance Goals with respect to a Performance Period.

c. "Award Agreement" shall mean any written agreement, contract, or other instrument or document between the Company and a Participant evidencing an Award.

d. "Base Salary" shall mean the base salary paid to a Participant during any Performance Period.

e. "Board" shall mean the Board of Directors of the Company.

f. "Change in Control" shall have the meaning set forth in the AMERIGROUP Corporation 2003 Equity Incentive Plan.

g. "Code" shall mean the Internal Revenue Code of 1986, as amended.

h. "Committee" shall mean the Compensation Committee of the Board.

i. "Common Stock" shall mean shares of common stock, par value $0.01 per share, of the Company.

j. "Company" shall mean AMERIGROUP Corporation and its successors.

k. "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

l. "Participant" shall mean an officer or other key employee of the Company who is, pursuant to Section 4 of the Plan, selected to participate herein.

m. "Performance Goals" shall mean Performance Goals determined by the Committee in its sole discretion. Such goals may be based on one or more of the following criteria: (i) return on total stockholder equity; (ii) earnings per share of Common Stock; (iii) net income (before or after taxes); (iv) earnings before all or any interest, taxes, depreciation and/or amortization ("EBIT," "EBITA," or "EBITDA"); (v) gross revenue; (vi) return on assets; (vii) market share; (viii) cost reduction goals; (ix) earnings from continuing operations, levels of expense, cost or liability, and (x) membership goals, in each case, as applicable, as determined in accordance with generally accepted accounting principles. Where applicable, the Performance Goals may be

expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary or Affiliate, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur, and a maximum level of performance at which full vesting will occur. Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

n. "Performance Period" shall mean, in the discretion of the Committee, the Company's fiscal year, a period of two Company fiscal years, or a period of three Company fiscal years, which periods may overlap (or, for any individual who becomes a Participant during the pendency of any such period, the remainder of such period).

o. "Plan" shall mean the AMERIGROUP Corporation 2003 Cash Incentive Plan, as amended from time to time.

p. "Subsidiary" and "Subsidiaries" shall mean only a corporation or corporations, whether now or hereafter existing, within the meaning of the definition of a subsidiary corporation provided in Section 424(f) of the Code, or any successor thereto of similar import.

3. Administration

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the terms, conditions, restrictions and performance criteria, including Performance Goals, relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, or surrendered; to make adjustments in the Performance Goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Award Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee shall consist of two or more persons, each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. Eligibility

Awards may be granted to officers and other key employees of the Company selected by the Committee in its sole discretion. Subject to Section 5(b) below, in determining the persons to whom Awards shall be granted and the Performance Goals relating to each Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. Terms of Awards

Awards granted pursuant to the Plan shall be evidenced by an Award Agreement in such form as the Committee shall from time to time approve.

a. In General The Committee shall specify with respect to a Performance Period the Performance Goals applicable to each Award, the minimum, target and maximum levels applicable to each Performance Goal, and the amounts payable under attainment of thresholds within such range. The minimum level reflects the level of performance at which 80% of the Performance Goal is achieved and below which no payment shall be made; the target level reflects the level of performance at which 100% of the Performance Goal is achieved; and the maximum level reflects the level of performance at which 120% of the Performance Goal is achieved. Awards for any Performance Period may be expressed as a dollar amount or as a percentage of the Participant's Base Salary. Unless otherwise provided by the Committee in connection with specified terminations of employment, payment in respect of Awards shall be made only if and to the extent the Performance Goals with respect to such Performance Period are attained.

b. Special Provisions Regarding Awards Notwithstanding anything to the contrary contained in this Section 5, in no event shall payment in respect of Awards granted for a Performance period be made to a participant who is a Covered Employee in an amount that exceeds the lesser of (i) $2,000,000 multiplied by the number of years in the Performance Period, or (ii) 200% of such Participant's Base Salary multiplied by the number of years in the Performance Period.

c. Time and Form of Payment Unless otherwise determined by the Committee, all payments in respect of Awards granted under this Plan shall be made, in cash, within a reasonable period after the end of the Performance Period; provided that in order to receive such payment, a Participant must be employed by the Company or one of its affiliates on the day such payment is to be made. In addition, in the case of Participants who are Covered Employees, unless otherwise determined by the Committee, such payments shall be made only after achievement of the Performance Goals has been certified by the Committee.

6. General Provisions

a. Compliance With Legal Requirements The Plan and the granting and payment of Awards, and the other obligations of the Company under the Plan and any Award Agreement or other agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

b. Nontransferability Awards shall not be transferable by a Participant except by will or the laws of descent and distribution.

c. No Right to Continued Employment Nothing in the Plan or in any Award granted or any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such

Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

d. Withholding Taxes The Company shall have the right to withhold the amount of any taxes that the Company may be required to withhold before delivery of payment of an Award to the Participant or other person entitled to such payment, or to make such other arrangements for the withholding of taxes that the Company deems satisfactory

e. Amendment, Termination and Duration of the Plan The Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that no amendment that requires shareholder approval in order the for the Plan to continue to comply with Code Section 162(m) shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted under the Plan.

f. Participant Rights No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment among Participants.

g. Unfunded Status of Awards The Plan is intended to constitute an "unfunded" plan for incentive compensation.

h. Successor to the Company Unless otherwise agreed by the Company in an applicable agreement, any successor to the Company shall be required to (i) expressly assume the Company's obligations under the Plan in connection with a Change in Control, and (ii) honor the Company's obligations under the Plan and any Award granted thereunder, without adverse alteration to the rights of any Participant, with respect to the Performance Period during which such Change in Control occurs.

i. Governing Law The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

j. Beneficiary A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

k. Interpretation The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

l. Effective Date The Plan shall take effect upon its adoption by the Board.

ANNUAL MEETING OF STOCKHOLDERS OF

AMERIGROUP CORPORATION

May 13, 2003

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach and mail in the envelope provided.

20233300000000000000 1 051303

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING:

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

1. Election of Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
- ○ Carlos A. Ferrer
- ○ William J. McBride

INSTRUCTION: *To withhold authority to vote for any individual nominee(s), mark* **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Approval of the 2003 Equity Incentive Plan.	☐	☐	☐
3. Approval of the 2003 Cash Incentive Plan.	☐	☐	☐
4. Appointment of KPMG LLP as independent auditors.	☐	☐	☐

5. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED AS SPECIFIED, IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL AND THE NOMINEES.

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE.

SAMPLE

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ______________________ Date: __________ Signature of Stockholder ______________________ Date: __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

PROXY

AMERIGROUP CORPORATION

THIS PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned does hereby appoint Stanley F. Baldwin, Esq. and Scott M. Tabakin and each of them, the true and lawful attorneys-in-fact and proxies of the undersigned (acting by a majority hereunder), each with full power of substitution, to vote all common shares of the undersigned in AMERIGROUP Corporation at the Annual Meeting of Stockholders to be held on May 13, 2003 at 10:00 A.M. in the Cape Hatteras Room at the Sheraton Oceanfront Hotel on 36th Street and Boardwalk, Virginia Beach, Virginia, and at any adjournment thereof, upon all matters described in the Proxy Statement furnished herewith, subject to any directions indicated on the reverse side of this proxy. This proxy revokes all prior proxies given by the undersigned.

(Continued and to be signed on the reverse side)

Company Profile

AMERIGROUP Corporation, headquartered in Virginia Beach, Virginia, is a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs including Medicaid, State Children's Health Insurance Program (SCHIP) and FamilyCare. The Company operates in Texas, New Jersey, Maryland, Illinois, the District of Columbia and effective January 1, 2003, Florida.

Our Mission

To operate a community-focused managed care company with an emphasis on the public sector health care market. The Company will coordinate our members' physical and behavioral health care, offering a continuum of education, access, care and outcome, resulting in lower costs, improved quality, and better health status for Americans.

Our Values

Organizational focus that supports family, community values and AMERIGROUP's Mission ☆☆☆ Ethics, integrity and quality in everything we do ☆☆☆ Fiscal responsibility in business decisions ☆☆☆ Replicable processes and infrastructures that provide the foundation for AMERIGROUP's entrepreneurial spirit ☆☆☆ Strategic partnering with physicians and hospitals supporting the doctor/patient relationship ☆☆☆ Power of cultural diversity ☆☆☆ Pride in ownership/accountability while recognizing our interdependencies and the benefits of collective wisdom ☆☆☆ Long-term commitment to our business— its customers, communities and investors ☆☆☆ Thinking nationally while operating locally ☆☆☆ Using technology as a competitive strength ☆

Statement of Diversity

Managing diversity is the key to AMERIGROUP's competitive edge. On behalf of our members and associates, we create and maintain an inclusive, respectful and equitable environment through effective leadership, policies and practices.



Investor Relations

AMERIGROUP Corporation's Investor Relations Group can be contacted at any time to order, without charge, financial documents such as the Annual Report on Form 10-K. You can write to us at:

Investor Relations
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
or via e-mail at
investor_relations@amerigroupcorp.com.

Common Stock

The Company's Common Stock traded on The Nasdaq stock market (National Market) in 2002. On January 3, 2003, the Company began trading on the New York Stock Exchange under the symbol "AGP." The following table sets forth the quarterly high and low closing sales prices as reported on the Nasdaq National Market System and the New York Stock Exchange since the Company's initial public offering.

	High	Low
2001		
Fourth Quarter (from November 6, 2001)	$ 21.80	$ 18.10
2002		
First Quarter	29.50	21.00
Second Quarter	35.10	23.60
Third Quarter	33.55	22.68
Fourth Quarter	33.79	26.39
2003		
First Quarter (to March 14, 2003)	$ 32.95	$ 24.02

As of March 14, 2003, the Company had a total of approximately 6,628 stockholders, including 65 stockholders of record and 6,563 persons or entities holding common stock in nominee name.

Forward-Looking Statements

This Annual Report to Stockholders contains certain "forward-looking" statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended relating to estimates, plans, membership and the like. These statements involve a number of known and unknown risks and uncertainties and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that our actual results will not differ materially from the results anticipated in such forward-looking statements. Please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and other filings made by AMERIGROUP with the Securities and Exchange Commission for a discussion of risk factors which may affect the accuracy of such forward-looking statements.

Statement of Member Privacy

The stories in this Annual Report are based on real events. However, we have changed the names and altered some facts to protect the privacy of our members. Photos are for illustrative purposes only.



Corporation Lane
Virginia Beach, Virginia 23462
www.amerigroupcorp.com

